Form 20-F
period 1996-12-31
VISTA GOLD CORP
filed 1997-05-20
CIK 783324

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                     For the transition period from * to *

Commission File Number 1-9025
________________________________________________________________________________

                                VISTA GOLD CORP.
                            (FORMERLY GRANGES INC.)
                 Amalgamated under the laws of British Columbia
                                   Suite 3000
                             370 Seventeenth Street
                                Denver, Colorado
                                     80202
________________________________________________________________________________

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                    NAME OF EACH EXCHANGE
TITLE OF EACH CLASS                                 ON WHICH REGISTERED
-------------------                                 -------------------
Common Shares without par value                     American Stock Exchange
                                                    The Toronto Stock Exchange

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None.

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

None.

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUERS CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

As of December 31, 1996, 89,020,405 Common Shares of the Registrant were outstanding.

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO THE FILING REQUIREMENTS FOR THE PAST 90 DAYS.

Yes [X]      No [ ]

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

Item 17 [X]  Item 18 [ ]

DOCUMENTS INCORPORATED BY REFERENCE HEREIN:

To the extent herein specifically referenced in Parts I, III and IV, the 1996 Annual Report to shareholders and the Information Circular for the Company's 1997 Annual General Meeting. See Parts I, III and IV.

                               TABLE OF CONTENTS

GLOSSARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
CURRENCY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
METRIC CONVERSION TABLE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
UNCERTAINTY OF FORWARD-LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

                                                            PART I  . . . . . . . . . . . . . . . . . . . . . . . . .   6

ITEM 1. DESCRIPTION OF BUSINESS.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
             Segmented Financial Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
             Corporate Organization Chart   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
             Significant Developments in 1996   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
             Refining and Marketing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
             Exploration and Business Development   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
             Property Interests and Mining Claims   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
             Reclamation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
             Government Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
             Environmental Regulation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
             Competition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
             Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
             Risk Factors   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

ITEM 2. DESCRIPTION OF PROPERTIES.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
             Operations   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
             Hycroft Mine   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
             Amayapampa and Capa Circa Properties   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
             Exploration Properties   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
             1997 Exploration Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

ITEM 3. LEGAL PROCEEDINGS.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

ITEM 4. CONTROL OF REGISTRANT.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
             Relationship Between Vista Gold and Atlas Corporation  . . . . . . . . . . . . . . . . . . . . . . . . .  34

ITEM 5. NATURE OF TRADING MARKET. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY-HOLDERS. . . . . . . . . . . . . . . . . . . . . .  36

ITEM 7. TAXATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

ITEM 8. SELECTED FINANCIAL DATA.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
             United States$/Canadian $ Exchange Rates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
             Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.  . . . . . . . . . . .  39

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
             Executive Officers   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.  . . . . . . . . . . . . . . . . . . . . . .  41

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

                                                   PART II  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

ITEM 14. DESCRIPTION OF SECURITIES REGISTERED.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

                                                   PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ITEM 15. DEFAULTS UPON SENIOR SECURITIES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES. . . . . . . . . . . . . . . . . . .  43

                                                   PART IV  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ITEM 17. FINANCIAL STATEMENTS.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ITEM 18. FINANCIAL STATEMENTS.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
             A. CONSOLIDATED FINANCIAL STATEMENTS OF VISTA GOLD CORP.   . . . . . . . . . . . . . . . . . . . . . . .  43
             B. FINANCIAL STATEMENT SCHEDULES   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
             C. EXHIBITS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

                                    GLOSSARY

"adit" means a horizontal or nearly horizontal passage driven from the surface for the working or unwatering of a mine.

"Amalgamation" means the amalgamation of Granges and Da Capo effective on November 1, 1996.

"Amalgamation Agreement" means the amalgamation agreement dated September 16, 1996 between Granges and Da Capo.

"Atlas" means Atlas Corporation.

"assay" means to test ores or minerals by chemical or other methods for the purpose of determining the amount of valuable metals contained.

"breccia" means rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

"claim" means a mining title giving its holder the right to prospect, explore for and exploit minerals within a defined area.

"Common Shares" means common shares without par value of Vista Gold.

"Company" means the consolidated group, after the Amalgamation, consisting of Vista Gold Corp. and its subsidiaries Hycroft Resources & Development, Inc., Hycroft Lewis Mine, Inc., Vista Gold Holdings Inc., Vista Gold U.S. Inc., Granges Inc., Vista Gold (Antigua) Corp. and Sociedad Industrial Yamin Limitada.

"cut-off grade" means the minimum grade of ore used to establish reserves.

"Da Capo" means Da Capo Resources Ltd., a predecessor of Vista Gold.

"deposit" means an informal term for an accumulation of mineral ores.

"diamond drill" means a rotary type of rock drill that cuts a core of rock and is recovered in long cylindrical sections, two centimetres or more in diameter.

"dore" means unrefined gold and silver bullion consisting of approximately 90 percent precious metals which will be further refined to almost pure metal.

"flotation" means a process whereby value minerals are separated from waste by attaching them to air bubbles in a pulp by the use of small amounts of chemicals.

"Granges" means Granges Inc., a predecessor of Vista Gold.

"Guariche Option Agreement" means the option agreement dated June 7, 1996 between Granges and L.B. Mining.

"heap leach" means a gold extraction method that percolates a cyanide solution through crushed ore heaped on an impervious pad or base.

"Hycroft Inc." means Hycroft Resources & Development Inc., an indirect wholly-owned subsidiary of Vista Gold.

"Hycroft Lewis" means Hycroft Lewis Mine, Inc., an indirect wholly-owned subsidiary of Vista Gold.

"Induced-Polarization" means a survey that measures the time varying resistivity and conductance of a volume of rock. Measurements can be related to the percentage of conductive material (e.g., sulfides, graphites) in a volume of rock.

"L.B. Mining" means L.B. Mining Co.

"L.B. Subsidiaries" means two wholly-owned subsidiaries of L.B. Mining which are organized under the laws of Venezuela, Corporacion Minera Nacional, C.A. and Aerominas, C.A.

"Merrill-Crowe" means a process for recovering gold from solution by precipitation with zinc dust.

"mineralization" means material containing valuable minerals.

"Montreal Trust" means Vista Gold's registrar and transfer agent, Montreal Trust Company of Canada.

"ore" means material containing valuable minerals that can be economically extracted.

"oxide reserve" or "resource" means mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

"probable reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

"proven reserves" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

"recovery" means that portion of the metal contained in the ore that is successfully extracted by processing, expressed as a percentage.

"reserves" or "ore reserves" mean that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

"resource" or "mineral resource" means a deposit or concentration of minerals for which there is sampling information and geologic understanding for an estimate to be made of the contained minerals.

"run-of-mine" refers to ore of a size that can be mined without further crushing.

"sampling" means selecting a fractional, but representative part, of a mineral deposit for analysis.

"stockwork" means a close network of veinlets often associated with an igneous stock or its wallrocks.

"stope" means an underground excavation that is made by removing ore from the surrounding rock.

"strike", when used as a noun, means the direction, course or bearing of a vein or rock formation measured on a level surface and, when used as a verb, means to take such direction, course or bearing.

"strike length" means the longest horizontal dimension of an ore body or zone of mineralization.

"stripping ratio" means the ratio between waste and ore in an open pit mine.

"sulfide" means a compound of sulfur and some other element.

"tailings" means material rejected from a mill after most of the valuable minerals have been extracted.

"trenching" means prospecting in which subsurface strata are exposed by digging pits across the strike of a lode.

"vein" means a fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

"Vista Gold" means Vista Gold Corp.

"volcaniclastic" means derived by ejection of volcanic material from a volcanic vent.

"waste" means rock lacking sufficient grade and/or other characteristics of ore.

"Zamora" means Zamora Gold Corp.

                                    CURRENCY

Unless otherwise specified, all dollar amounts in this report are expressed in United States dollars.

The exchange rate at the end of each of the five years to December 31, 1996, and the average, the high and the low rates of exchange for each year in that five year period, are set forth in "Item 8 - Selected Financial Data - United States$/Canadian$ Exchange Rates". These exchange rates are expressed as the amount of United States funds equivalent to one Canadian dollar, being the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. On May 14, 1997, this noon buying rate was $1.3853 (Cdn.$1.00 equals U.S.$0.7218).

                            METRIC CONVERSION TABLE

TO CONVERT IMPERIAL MEASUREMENT UNITS             TO METRIC MEASUREMENT UNITS              MULTIPLY BY
Acres . . . . . . . . . . . . . . . . . . . . .   Hectares  . . . . . . . . . . . . . . .  0.4047
Feet  . . . . . . . . . . . . . . . . . . . . .   Meters  . . . . . . . . . . . . . . . .  0.3048
Miles . . . . . . . . . . . . . . . . . . . . .   Kilometres  . . . . . . . . . . . . . .  1.6093
Tons (short)  . . . . . . . . . . . . . . . . .   Tonnes  . . . . . . . . . . . . . . . .  0.9071
Ounces (troy) . . . . . . . . . . . . . . . . .   Grams . . . . . . . . . . . . . . . . .  31.103
Ounces (troy) per ton (short) . . . . . . . . .   Grams per tonne . . . . . . . . . . . .  34.286

                   UNCERTAINTY OF FORWARD-LOOKING STATEMENTS

This document, including any documents that are incorporated by reference as set forth on the face page under "Documents incorporated by reference herein", contains forwarding-looking statements concerning, among other things, projected annual gold production, mineral resources, proven or probable reserves and cash operating costs. Such statements are typically punctuated by words or phrases such as "anticipate", "estimate", "projects", "foresee", "management believes", "believes" and words or phrases of similar import. Such statements are subject to certain risks, uncertainties or assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that could cause actual results to differ materially from those in the foregoing forward-looking statements are identified in this document under "Item 1 - Description of Business - Risk Factors". Vista Gold assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

The Company is engaged, directly and through joint ventures, in the exploration for and the acquisition, development and operation of mineral properties in North and South America. Since 1971, the Company and its predecessor companies, previously owned by Granges AB of Sweden, have held participating interests in six mines, four of which were discovered by the Company. The Company has also operated four of the six mines.

During 1996, the Company's principal mining operation and source of earnings was the Hycroft mine (formerly known as the Crofoot/Lewis mine) in Nevada, U.S.A. which produces gold and by-product silver. Effective November 1, 1996, Granges amalgamated with Da Capo Resources Ltd. under the name "Vista Gold Corp.". See "Significant Developments in 1996 - Granges-Da Capo Amalgamation". As a result of this amalgamation, the Company acquired all of the assets of Da Capo, including the Amayapampa and Capa Circa Properties located in Bolivia. See "Description of Property - Amayapampa and Capa Circa Properties". The Company also entered into an exploration and purchase option agreement with L.B. Mining to acquire the Guariche gold properties in southeastern Venezuela. See "Significant Developments in 1996 - Guariche Project". In addition to exploration work being carried out at the Hycroft mine and on the Company's Bolivian properties, the Company has approximately 19 additional mineral properties in North and South America covering approximately 200,000 hectares (494,193 acres) in various stages of evaluation. The Company has approximately 470 full-time permanent employees.

Vista Gold was originally incorporated on November 28, 1983 under the name "Granges Exploration Ltd.". In November 1983, Granges acquired all the mining interests of Granges AB in Canada. On June 28, 1985, Granges Exploration Ltd. and Pecos Resources Ltd. amalgamated under the name "Granges Exploration Ltd." and on June 9, 1989, Granges Exploration Ltd. changed its name to "Granges Inc.". On May 1, 1995, Granges and Hycroft Resources and Development Corp. were amalgamated under the name "Granges Inc.". Effective November 1, 1996, Granges and Da Capo amalgamated under the name "Vista Gold Corp.".

As of January 1, 1997, Vista Gold moved its executive office from Vancouver, British Columbia to Denver, Colorado, U.S.A. The current addresses, telephone and facsimile numbers of the offices of Vista Gold are:

                 EXECUTIVE OFFICE                            REGISTERED AND RECORDS OFFICE
                 ----------------                            -----------------------------
                    Suite 3000                                   900 Waterfront Centre
              370 Seventeenth Street                               200 Burrard Street
              Denver, Colorado 80202                                 P.O. Box 48600
            Telephone: (303) 629-2450                     Vancouver, British Columbia, V7X 1T2
            Facsimile: (303) 629-2499                          Telephone: (604) 687-5744
                                                               Facsimile: (604) 687-1415

The Company had one mine in operation during 1996. Detailed information on the Hycroft mine is contained in "Item 2 - Description of Properties".

The Company derives all of its current revenues from the sale of gold and silver extracted from the Hycroft mine. In fiscal 1994, 1995 and 1996 revenues from sales of gold and silver were $40 million, $41 million and $36 million, respectively.

SEGMENTED FINANCIAL INFORMATION

The Company operates in the mining industry in Canada, the United States and Latin America. See note 15 to the consolidated financial statements included in the Company's Annual Report to shareholders for the year ended December 31, 1996 incorporated by reference by Item 17 of this annual report for information on the Company's sales, earnings from operations and identifiable assets by geographic area.

CORPORATE ORGANIZATION CHART

                                    [CHART]

SIGNIFICANT DEVELOPMENTS IN 1996

GRANGES-DA CAPO AMALGAMATION

On July 31, 1996, the Boards of Directors of Granges and Da Capo unanimously approved the Amalgamation of Granges and Da Capo to create a single corporate entity, subject to shareholder, court and regulatory approval; the receipt of support agreements to vote in favour of the Amalgamation from Atlas Corporation, the principal shareholder of Granges, and Ross J. Beaty and his associated companies, the principal shareholders of Da Capo; Granges and Da Capo entering into a definitive agreement for the Amalgamation; and the satisfactory completion of due diligence by both Granges and Da Capo.

Following execution of support agreements to vote in favour of the Amalgamation by Atlas Corporation and Ross J. Beaty and his associated companies on August 16 and August 6, 1996, respectively, Granges and Da Capo entered into a definitive agreement dated August 16, 1996 to amalgamate the two companies under the name "Vista Gold Corp.". On October 22, 1996, the shareholders of each of Granges and Da Capo approved the Amalgamation effective as of November 1, 1996.

Under the terms of the Amalgamation, the shares of Granges and Da Capo were exchanged or cancelled on the following basis: (i) each issued and outstanding common share of Granges was exchanged for one common share of Vista Gold; (ii) each issued and outstanding common share of Da Capo was exchanged for two common shares of Vista Gold; and (iii) each authorized but unissued common share and preferred share of Granges and each authorized but unissued common share of Da Capo were cancelled.

GUARICHE PROJECT

On February 29, 1996, Vista Gold entered into a Letter of Intent with L.B. Mining to enter into an option agreement to acquire the Guariche project in southeastern Venezuela. On June 7, 1996, Vista Gold entered into the Guariche Option Agreement with L.B. Mining under which the Company was granted the right to conduct exploration drilling and technical studies on the Guariche properties owned by the L.B. Subsidiaries during an option period which terminates 150 days after the Second Option Payment (as defined below) and the right to acquire the L.B. Subsidiaries (the "Guariche Option").

The Guariche gold project is hosted by rocks of similar age and mineralization to large gold camps in Timmins, Canada and in the Golden Mile of Australia.
The project is outlined by a program of soil auger-samples, surface trench sampling and diamond drilling. The project has been estimated to contain 500,000 ounces of gold. The current drill program undertaken by Vista Gold pursuant to the Guariche Option is designed to confirm the presence of this gold resource. On March 6, 1997, approvals were received from the Environmental Department and the Ministry of Mines of Venezuela to allow drilling to commence. Drilling commenced in early May 1997 and is part of the baseline studies that will be followed by an environmental impact study as part of the permitting process for establishing a mine.

The consideration to be paid for the Guariche Option is $275,000 and, under the original Guariche Option Agreement, was payable as to $125,000 (the "First Option Payment") upon receipt of documentation evidencing the L.B. Subsidiaries' ownership of the necessary exploitation concessions and occupancy permits for the Guariche properties and as to $150,000 (the "Second Option Payment") upon receipt of exploration drilling permits for and upon the Company being satisfied there are no remaining overriding interests in the Guariche properties. Once the condition to the First Option Payment is satisfied and the conditions to the Second Option Payment are satisfied, the Company was required to incur minimum exploration expenditures on the properties of $350,000 during the option period. If the conditions to the First Option Payment or the Second Option Payment are not satisfied, the Company had the right to terminate the agreement or extend the date of the Second Option Payment by a further 30 days. Multiple 30 day extensions were permitted, but not beyond December 15, 1996.

The Guariche Option Agreement was modified by a letter agreement dated September 29, 1996, which deleted the December 15, 1996 termination date, changed the minimum work commitment from $350,000 to $500,000 and reduced the required amount of drilling from 6,000 metres to 2,500 metres.

The Guariche Option Agreement was further modified by a letter agreement dated February 13, 1997 to allow Vista Gold to begin drilling upon receipt of approval of the drilling plan submitted by the L.B. Subsidiaries to the Environmental Department for Venezuela. This change specifies that notwithstanding that drilling may commence under the Guariche Option Agreement, the option period shall commence when the Second Option Payment has been made.

If, after making the Second Option Payment, the Company terminates its exploration activities without meeting its expenditure commitment of $500,000 during the option period, it must pay L.B. Mining a break fee of $500,000. To date, the condition to the First Option Payment has not been satisfied and the Company has granted three consecutive 30 day extensions. The Company has advanced $85,000 to L.B. Mining which is deductible from the First Option Payment.

If drilling and technical studies completed during the option period satisfy the Company that the Guariche properties potentially contain a minimum proven and probable mineable reserve of 500,000 ounces or more of gold, the Company intends, but will not be obligated, to exercise the Guariche Option to purchase the L.B. Subsidiaries for $15,000,000 payable as to $10,000,000 in cash and as to $5,000,000 in the form of 2,047,938 common shares of Vista Gold to be issued, at a deemed price of Cdn.$3.35 (U.S.$2.44148) per share, upon the deemed exercise of the Class A Warrants (as defined below) in accordance with the Class A and B Warrant Indenture (as defined below). If the value of the Common Shares of Vista Gold issuable upon exercise of the Class A Warrants, calculated upon the basis of the average trading price of the Common Shares on The Toronto Stock Exchange for the five business days immediately preceding the exercise of the Class A Warrants, is less than $5,000,000, the Company will pay L.B. Mining the difference in cash.

Under the terms of the purchase agreement to be entered into by the Company and L.B. Mining at the time of exercise of the Guariche Option by the Company, the Company will be obligated to incur at least $2,000,000 in exploration expenditures during the next two years, with at least $1,000,000 to be incurred during the first year. The purchase agreement will also provide for semi-annual payments to L.B. Mining within two years of exercise of the Guariche Option for proven and probable mineable reserves ("Excess Ounces") established by the Company on the Guariche Properties over and above 500,000 ounces at the rate of $30 per ounce. The purchase agreement will provide that if more than 500,000 Excess Ounces (over 1,000,000 total ounces) are established within two years after the exercise of the Guariche Option, L.B. Mining may elect to take $5,000,000 of the $15,000,000 that it would then be owed for the Excess Ounces in the form of 2,529,161 common shares of the Company, at a deemed price of Cdn.$2.70 (U.S.$1.97694) per share, by exercising the Class B Warrants (as defined below) in accordance with the Class A and B Warrant Indenture.

The purchase agreement will also provide that if more than 500,000 additional Excess Ounces (over the Excess Ounces, if any, established within the two years following the exercise of the Guariche Option) are established within the three years following such two year period, then the Company will pay L.B. Mining $30 per ounce for each additional Excess Ounce. If less than 500,000 of such additional Excess Ounces are established then, in lieu of the $30 per ounce payment, the Company will pay L.B. Mining a net smelter production royalty of
7.5 percent of net smelter returns from such additional Excess Ounces. The net smelter royalty will also be paid on all additional ounces established after the end of such three year period to the extent not previously paid for.

The Company will pay L.B. Mining a premium for each Excess Ounce produced if, on the date of production of that Excess Ounce, the average P.M. fixing for gold on the London Metal Exchange is $450 or more calculated as follows:

            SPOT PRICE PER OUNCE                      PREMIUM PER OUNCE
            --------------------                      -----------------
             $450.00 to $499.99                             $3.00
             $500.00 to $549.99                             $5.00
             $550.00 to $599.99                             $7.00

and for each similar increase of $50.00 in the price of gold over $599.99, the Company will pay L.B. Mining an increased premium of $2.00 per ounce of gold above the $7.00 premium.

On June 7, 1996, the Company issued 2,047,938 special warrants (the "L.B. Special Warrants") to L.B. Mining pursuant to the Guariche Option Agreement.
On July 9, 1996, the L.B. Special Warrants were deemed exercised into 2,047,938 Class A common share purchase warrants (the "Class A Warrants") and 2,529,161 Class B common share purchase warrants (the "Class B Warrants"). The Class A Warrants and Class B Warrants were issued under the terms of a warrant indenture (the "Class A and Class B Warrant Indenture") dated as of June 7, 1996 between the Company and Montreal Trust.

Upon the Company exercising the Guariche Option, each Class A Warrant will be deemed exercised and will entitle L.B. Mining to receive one Common Share of the Company, at the deemed price of Cdn.$3.35 (U.S.$2.44148) per share. In the event that the Company does not exercise the Guariche Option during the option period, the Class A Warrants will expire.

If more than 500,000 Excess Ounces are established by semi-annual reserve studies within two years after the exercise of the Guariche Option, L.B. Mining may elect to exercise the Class B Warrants within 15 days of being notified of the establishment of such Excess Ounces in place of receiving payment of $5,000,000 of the $15,000,000 that the Company would owe L.B. Mining for such Excess Ounces. The Class B Warrants will terminate upon the earlier of:

(a) the expiry of the option period, if the Company has not exercised the Guariche Option;

(b) ten days after the fourth semi-annual reserve study following the exercise of the Guariche Option, if more than 500,000 Excess Ounces are not established; or

(c) ten days after L.B. Mining elects to receive all of its payment from the Company for any Excess Ounces in cash.

The Class A and B Warrant Indenture provides that the rights conferred by the Class A Warrants and Class B Warrants will be subject to adjustment in certain circumstances including, subject to certain restrictions, any reorganization of the share capital of the Company by way of consolidation, subdivision, merger, amalgamation, arrangement or otherwise, or the payment of stock dividends or making of other distributions in cash, property or securities to all or substantially all of the Company's shareholders.

No adjustments as to cash dividends paid in the ordinary course will be made upon any exercise or deemed exercise of Class A Warrants or Class B Warrants. The holder of the Class A Warrants and Class B Warrants will not have any voting or pre-emptive rights or any other rights as a shareholder of the Company. The Class A Warrants and Class B Warrants are not transferable.

SPECIAL WARRANT OFFERING

Pursuant to an underwriting agreement dated as of April 15, 1996 among ScotiaMcLeod Inc., First Marathon Securities Limited, Yorkton Securities Inc. and Goepel Shields & Partners Inc. (collectively, the "Underwriters") and Vista Gold, the Company issued and sold 9,699,800 special warrants (the "Underwritten Special Warrants") on April 25, 1996 at a price of Cdn.$2.60 per Underwritten Special Warrant for net proceeds of approximately Cdn.$23,685,000. Each Underwritten Special Warrant entitled the holder thereof to acquire one Common Share of Vista Gold and one-half of one common share purchase warrant of Vista Gold (an "Underwritten Warrant") at no additional cost. On July 8, 1996, the Underwritten Special Warrants were deemed exercised and Vista Gold issued 9,699,800 Common Shares and 4,849,900 Underwritten Warrants to holders of the Underwritten Special Warrants.

The Underwritten Warrants were issued in registered form pursuant to a warrant indenture dated as of April 25, 1996 (the "Underwritten Warrant Indenture") between the Company and Montreal Trust. Each whole Underwritten Warrant entitles the holder thereof to acquire one Common Share of Vista Gold at a price of Cdn.$3.00 until 4:30 p.m. on October 31, 1997, after which time the Underwritten Warrants will become null and void. Under the Underwritten Warrant Indenture, the Company may, from time to time, purchase Underwritten Warrants in the market, by private contract or otherwise. No adjustment as to cash dividends paid in the ordinary course will be made upon any exercise of Underwritten Warrants. Holders of Underwritten Warrants do not have any voting or pre-emptive rights or any other rights as shareholders of Vista Gold.

The Underwritten Warrant Indenture provides that the rights conferred by the Underwritten Warrants will be subject to adjustment in certain circumstances including, subject to certain restrictions, any reorganization of the share capital of Vista Gold by way of consolidation, subdivision, merger, amalgamation, arrangement or otherwise where the payment of stock dividends or making of other distributions in cash, property or securities to all or substantially all of Vista Gold's shareholders occurs.

NEW EXPLORATION AGREEMENTS - NEVADA

Vista Gold has entered into an exploration agreement with Uranerz U.S.A., Inc. to earn a 50 percent interest in properties covering approximately 1,011 hectares in the Jerritt Canyon district in Nevada, U.S.A. To earn this interest Vista Gold must expend $500,000 over a three year period . The property is referred to as the Van Norman project.

OPERATIONS - HYCROFT MINE

Gold production for 1996 from the Hycroft mine was 89,381 ounces. As a result of expanded mine production, the ore placed on the heaps during the year contained 150,000 ounces expanding the gold inventory by 22,000 ounces. The reduced production from the Hycroft mine was attributed to lower-than-normal recovery from clay-rich ores in the first quarter of 1996 and insufficient solution pumping capacity for the volume of ore placed on the leach pads during the year. The fourth quarter gold production increased to 26,223 ounces compared to 24,324 ounces in the fourth quarter of 1995. In 1996, 13,000,000 tonnes of ore were mined, including 1,000,000 tonnes mined during the pre-stripping of the new Brimstone pit. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations".

SUBSEQUENT EVENTS

SALE OF GOLD BAR

In January 1997, the Company signed an agreement with Atlas Corporation to terminate their joint venture on the Gold Bar property near Eureka, Nevada. In return for giving up its interest under the joint venture, Atlas Corporation agreed to pay Vista Gold $450,000 and Vista Gold agreed to indemnify Atlas Corporation for any claims arising from Vista Gold's operations on the properties.

PRIVATE PLACEMENT IN ZAMORA

Pursuant to a private placement approved by the shareholders of Zamora other than Vista Gold at Zamora's annual general meeting on April 30, 1997, Vista Gold acquired on May 9, 1997 an additional 3,000,000 common shares in the capital of Zamora at a price of Cdn.$0.24 per share for gross proceeds to Zamora of Cdn.$720,000. As a result of this private placement, Vista Gold holds 49 percent of the outstanding common shares of Zamora.

BRIMSTONE START-UP

Start-up of the new 2,800 gpm Merrill-Crowe recovery plant at the Hycroft mine commenced in February 1997. As part of this expansion plan, pumping capacity for the four leach pads has been increased from 6,000 U.S. gallons per minute to 13,800 U.S. gallons per minute.

CREDIT FACILITY

In February 1997, Vista Gold, through its subsidiary Hycroft Inc., arranged a $13 million revolving credit facility which bears interest at 1.5 percent above LIBOR (London inter-bank offering rate). Withdrawals under the credit facility are limited to 80 percent of recoverable gold inventory at the Hycroft mine and are collateralized by the assets of Hycroft and a guarantee of Vista Gold. The borrowings under the facility are repayable after two years. The facility is renewable for two renewal periods of one year each. As at May 14, 1997, $10.4 million has been drawn down on this facility.

1997 FIRST QUARTER RESULTS

The Company reported a loss of $691,000 or $0.01 per share for the first quarter ended March 31, 1997 compared to a net loss of $1,966,000 or $0.04 per share for the same period in 1996.

Gold production for the first quarter of 1997 was 30,135 ounces, an 86 percent increase over production of 16,206 ounces for the same period in 1996 and a 44 percent increase over the previous five year average for first quarter production at the Hycroft mine.

The increased production is a result of the operation of a new leach pad, the new Merrill-Crowe recovery plant for the Brimstone ore and expanded leach solution pumping capacity at the Central Fault pad together with higher grade ore. Direct cash operating costs for the Hycroft mine for the first quarter of 1997 were $239 per ounce compared to $283 per ounce for the same period in 1996.

REFINING AND MARKETING

The Hycroft mine produces dore which is processed by Metalor USA Refining Corporation in North Attleboro, Massachusetts. Gold and silver can be sold on numerous markets throughout the world, and the market price is readily ascertainable. Alternate refiners for silver and gold produced from the Hycroft mine are available if necessary. As a result of the large number of available gold and silver purchasers, the Company is not dependent upon the sale to any one customer of either its gold or silver.

GOLD AND SILVER SALES

The profitability of gold and silver mining is directly related to the market price of the metal compared with the cost of production. The following is a brief description of factors affecting and historical trends in the market prices of gold and silver, which account for most of the Company's revenue. A description of the Company's hedging and forward sales commitments also follows.

Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, the market value of various currencies (specifically, the US dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation or its citizens.

The demand for and supply of gold affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

The price of silver, while related somewhat to the price of and affected to some extent by the same factors as gold, is more subject to normal supply and demand factors. Silver has a wide range of industrial uses on the demand side and is subject to both mine production and substantial secondary supply from scrap and dishoarding on the supply side. Silver inventories held by metal exchanges remained high during the 1980s and 1990s and lower industrial and consumer demand and relatively high interest rates continued to depress the price of silver during much of that period.

The following table sets out the annual high and low gold prices per troy ounce in the London bullion market in U.S. dollars for the years indicated:

                                       HIGH             LOW
                                       ----             ---
                      1996             $415             $367

                      1995             396              372

                      1994             396              370

                      1993             406              326

                      1992             360              330

On December 31, 1996, the afternoon fixing price of gold on the London bullion market was $369 per ounce.

The following table sets out the annual high and low silver price per ounce (Handy & Harmon New York Prices) in U.S. dollars for the years indicated:

                                        HIGH             LOW
                                        ----             ---
                      1996             $5.79            $4.67

                      1995              6.01             4.36

                      1994              5.80             4.63

                      1993              5.37             3.55

                      1992              4.32             3.63

The Handy & Harmon price for silver on December 31, 1996 was $4.73 per ounce.

HEDGING AND METAL SALES COMMITMENTS

The Company may from time to time protect against falling gold prices through forward sales of future production. Under this hedging process the sales price of gold to be delivered at a future date is fixed at the time the forward sale is made, thus eliminating the effect of any future gold price fluctuations. Revenue from these forward sales is recognized when the gold is due to be delivered. At December 31, 1996, the Company had no forward sales commitments. Vista Gold's Board of Directors regularly reviews its forward sales arrangements. The level of future forward sales will depend in part upon the Company's assessment of gold market conditions at the relevant time.

EXPLORATION AND BUSINESS DEVELOPMENT

The Company conducts a comprehensive exploration program in the United States, Latin America and Canada and evaluates specific exploration and advanced business development opportunities throughout the world. The Company's exploration and business development activities are focused on gold. In the United States, the Company has major exploration projects underway at the Hycroft mine and the Van Norman property, both located in Nevada. In Bolivia, the Amayapampa properties represents both a major development and exploration project. The Capa Circa, Copacabana and Iroco properties in Bolivia represent major exploration targets. In Venezuela, a major drill program has been implemented in 1997 to prove a 500,000 ounce resource on its Guariche project. In Ecuador, the exploration program in the Nambija gold district primarily on the Mina Real and Comcumay properties will be continued by Zamora, which is 49 percent owned by Vista Gold.

The Company's exploration activities are headquartered in Denver, Colorado, with district exploration offices in Reno, Nevada, La Paz, Bolivia and Lima, Peru. The exploration department has a permanent staff of 13 people which includes geologists and support staff. Consultants and contract personnel are used for specific projects and tasks.

The Company spent $4.2 million on exploration and development in 1996: $2.65 million in the United States (including $540,000 on exploration at the Hycroft mine); $280,000 in Canada; $800,000 in Latin America; and $470,000 on other international evaluation programs. Zamora spent $2.7 million in exploration in 1996 in the Nambija gold district in Ecuador.

In November 1996, the Board of Directors of Vista Gold reviewed and approved the 1997 exploration program. During 1997, a total of $5.7 million is expected to be spent on exploration, including $600,000 in Nevada at the Hycroft mine, $4.6 million in Latin America which includes $2.4 million expected to be spent on the Capa Circa, Amayapampa and Copacabana properties in Bolivia. In Venezuela, an estimated $1.28 million is expected to be spent, primarily on drilling at the Guariche project. See "Item 2 - Description of Properties - 1997 Exploration Plan". Actual expenditures will vary because of the acquisition of new properties and the results of planned exploration activities.

PROPERTY INTERESTS AND MINING CLAIMS

In the United States, most of the Company's exploration activities are conducted within the state of Nevada. Mineral interests may be owned in Nevada by (i) the United States, (ii) the state of Nevada or (iii) private parties. Where prospective mineral properties are owned by private parties or by the state, some type of property acquisition agreement is necessary in order for the Company to explore or develop such property. Generally, these agreements take the form of long term mineral leases under which the Company acquires the right to explore and develop the property in exchange for periodic cash payments during the exploration and development phase and a royalty, usually expressed as a percentage of gross production or net profits derived from the leased properties if and when mines on the properties are brought into production. Other forms of acquisition agreements are exploration agreements coupled with options to purchase and joint venture agreements. Where prospective mineral properties are held by the United States, mineral rights may be acquired through the location of unpatented mineral claims upon unappropriated federal land. If the statutes and regulations for the location of a mining claim are complied with, the locator obtains a valid possessory right to develop and produce minerals from the claim. The right can be freely transferred and is protected against appropriation by the government without just compensation. The claim locator also acquires the right to obtain a patent or fee title to his claim from the federal government upon compliance with certain additional procedures.

Mining claims are subject to the same risk of defective title that is common to all real property interests. Additionally, mining claims are self-initiated and self-maintained and therefore, possess some unique vulnerabilities not associated with other types of property interests. It is impossible to ascertain the validity of unpatented mining claims from public real estate records and, therefore, it can be difficult or impossible to confirm that all of the requisite steps have been followed for location and maintenance of a claim. If the validity of a patented mining claim is challenged by the Bureau of Land Management or Forest Service on the grounds that mineralization has not been demonstrated, the claimant has the burden of proving the present economic feasibility of mining minerals located thereon. Such a challenge might be raised upon submittal of a patent application or if the government seeks to include the land in an area to be dedicated to another use.

RECLAMATION

Although reclamation is conducted concurrently with mining, whenever feasible, the Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, resloping, and revegetating various portions of a site once mining and mineral processing operations are completed.

These reclamation efforts are conducted in accordance with detailed plans which have been reviewed and approved by the appropriate regulatory agencies.

The reclamation and closure costs for the Company's mines are estimated by management as follows:

Hycroft mine(1)                                                  $5.1 million
Tartan Lake mine(2)                                               0.7 million
                                                                -------------
                                                                 $5.8 million
-------------------------------

(1) As reported in the Company's annual report on Form 20-F for 1994, an amended Crofoot/Lewis Mine Reclamation Plan that included the new Brimstone deposit was submitted to the Nevada Bureau of Land Management (the "BLM") in March 1994. In April 1995, the BLM approved the plan and a surety bond in the amount of $5.1 million was posted to secure reclamation obligations under the plan.

(2) The Tartan Lake mine has not operated since 1989.

These costs are charged to earnings over the life of the mine and the provision to date is $3.9 million.

GOVERNMENT REGULATION

Mining operations and exploration activities are subject to various national, state, provincial and local laws and regulations in the United States, Bolivia, Venezuela, Canada and other jurisdictions, which govern prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. The Company has obtained or has pending applications for those licences, permits or other authorizations currently required to conduct its operations. The Company believes that it is complying in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the United States, Canada, Bolivia, Venezuela, and the other jurisdictions in which the Company operates, and there are no current orders or directions with respect thereto.

ENVIRONMENTAL REGULATION

The Company's mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive. The Company's policy is to conduct business in a way that safeguards public health and the environment. The Company believes operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where the Company operates could require additional capital expenditures and increase operating and/or reclamation costs. Although the Company is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

During 1996, there were no material environmental incidents or non-compliance with any applicable environmental regulations. The Hycroft mine received a new Class 2 air quality operating permit in the first quarter of the year and a proposal by Hycroft Inc. to reduce the allowable throughput of several emissions sources was approved by the Bureau of Air Quality in February. As a result of the approved reductions, Hycroft Inc. will not be required to obtain a "Title V" Class 1 operating permit.

The Hycroft mine received approval of a plan of operations amendment from the U.S. Bureau of Land Management for expansion of exploration drilling to the south of the Brimstone deposit. Hycroft Inc.'s water pollution control permit was renewed by the Nevada Department of Environmental Protection, Division of Mine Regulation and Reclamation. All operating mines in Nevada must submit applications for renewal of this permit every five years.

During the fourth quarter, the Nevada Department of Environmental Protection approved Hycroft Inc.'s request to increase the maximum allowable pumping rate of leach solution on the Crofoot leach pads.

COMPETITION

The Company competes with other mining companies in connection with the acquisition of gold and other precious metals properties. There is significant and increasing competition for the limited number of gold acquisition opportunities, some with other companies having substantially greater financial resources than the Company. As a result, the Company may eventually be unable to acquire attractive gold mining properties. The Company believes no single company has sufficient market power to affect the price or supply of gold in the world market.

EMPLOYEES

As at December 31, 1996, the Company had approximately 487 permanent full-time employees, of which 221 were employed at the Hycroft mine site, 244 were employed in Bolivia, eight were employed in exploration activities and 12 were employed at Vista Gold's executive office other than in exploration activities. None of the Company's employees are represented by a labour union. The Hycroft mine has never experienced a loss of production due to work stoppages. The Company considers its relations with its employees to be excellent.

RISK FACTORS

Fluctuating Prices

The Company's revenues are expected to be, in large part, all derived from the mining and sale of gold and other precious metals or interests related thereto. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the control of the Company, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of precious metals, and therefore the economic viability of any of the Company's projects, cannot accurately be predicted.

Exploration and Development

All of the mineral properties which Vista Gold owns, other than the Hycroft mine, are in the exploration and development stages only. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Vista Gold's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of Vista Gold.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Vista Gold have direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. Although the Company has obtained liability insurance in an amount which they consider adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon their financial condition.

Minority Interest in Properties

Certain third parties hold minority interests in certain of the Company's properties. Under Bolivian law, a minority interest in a mining concession is an undivided interest in that concession and the holder of such a minority interest may take actions to restrict all exploration and development of the mining concessions by the holder of the majority interest if such exploration and development is conducted without the minority owner's permission. Furthermore, if the majority and minority parties wish to separate their interests, but are unable to agree as to the method of division or purchase of the property, the parties must file a request for division before a Bolivian civil court.

Calculation of Reserves and Gold Recovery

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades being mined or dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of the Company's properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than themselves. Competition in the mining business could adversely affect the Company's ability to acquire suitable producing properties or prospects for mineral exploration in the future.

Conflicts of Interest

Certain directors of the Company are officers and/or directors of, or are associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the company in question and will abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, the company in question will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of British Columbia, the directors of all companies are required to act honestly, in good faith and in the best interests of a company for which they serve as a director.

Title to Assets

Although the Company has reviewed and is satisfied with the title for all mineral properties in which they have a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.

Political and Economic Instability in South America

Certain of the Company's exploration and development activities occur in Venezuela, Bolivia and Ecuador. As a result, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in mining or investment policies or shifts in political attitude in the aforementioned countries may adversely affect Vista Gold's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Foreign Currency

The Company's operations throughout North and South America render the Company subject to foreign currency fluctuations which may materially affect financial position and results. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

ITEM 2.  DESCRIPTION OF PROPERTIES.

OPERATIONS

Detailed information is contained herein with respect to the Hycroft mine (formerly known as the Crofoot/Lewis mine), and the Amayapampa and Capa Circa properties. Vista Gold holds the Hycroft mine through its wholly-owned subsidiaries Hycroft Inc. and Hycroft Lewis. The reserves and average grades provided herein for the Hycroft mine have been estimated by the Company. Vista Gold holds the Amayapampa and Capa Circa properties through its 100 percent interest in Sociedad Industrial Yamin Limitada, a Bolivian limited partnership. Estimates of reserves and production herein are subject to the effect of changes in metal prices and to the risks inherent in mining and processing operations. See "Item 1 - Description of Business - Risk Factors".

HYCROFT MINE

The Hycroft mine and related facilities are located 97 kilometres (60 miles) west of Winnemucca, Nevada. The mine is an open-pit, heap leaching operation which produces gold and by-product silver. The Lewis mine was originally a sulphur mine. In 1983, it commenced operation as a small heap leach gold mine. The Company acquired the Lewis mine in early 1987 and completed construction of the adjacent Crofoot mine project in April 1988. In early 1989, the two mines were consolidated into a single operation under an ore purchase agreement, with ore from both properties processed through the larger and more efficient Crofoot plant. Hycroft Inc. began stripping at the new Brimstone pit, located one mile to the east of the existing Central Fault, in April 1996 and commenced construction of a new

3 million square foot leach pad and 2,500 to 2,800 gallon-per-minute leach solution processing plant in the summer of the same year. Ore from the Brimstone pit was hauled to the new leach pad beginning in September 1996 and the Brimstone plant commenced operation in February 1997. In 1996, the Hycroft mine produced 89,381 ounces of gold and 321,315 ounces of silver.

DESCRIPTION OF PROPERTIES

The Crofoot and Lewis properties together comprise approximately 3,885 hectares (9,600 acres). The Crofoot property, originally held under two leases, covers approximately 1,460 hectares (3,600 acres). The Lewis property, which virtually surrounds the Crofoot property, is held through a lease which covers approximately 2,430 hectares (6,000 acres). The mine is accessible by road and has access to adequate supplies of water and power. The major mining facilities consist of mobile mining equipment, a three stage crushing and conveying system (currently idle), four leach pads, two Merrill-Crowe gold-silver recovery plants and associated maintenance and support facilities.

GEOLOGY AND HISTORY

The Hycroft mine is located on the western flank of the Kamma Mountains. The deposit is hosted in a volcanic eruptive breccia and conglomerates associated with the tertiary Kamma Mountain volcanics. The volcanics are mainly acidic to intermediate tuffs, flows and coarse volcaniclastic rocks. Fragments of these units dominate the clasts in the eruptive breccia. Volcanic rocks have been block-faulted by dominant north trending structures which have affected the distribution of alteration and mineralization. The Central Fault and East Fault control the distribution of mineralization and subsequent oxidation. A post-mineral range-front fault separates the ore body from the adjacent Pleistocene Lahontan Lake sediments in the Black Rock desert. The geological events have created a physical setting ideally suited to the open-pit, heap leach mining operation at the Hycroft mine. The heap leach method is widely used in the southwestern United States and allows the economical treatment of oxidized low-grade ore deposits in large volumes.

The known gold mineralization within the Crofoot and Lewis properties extends for a distance of 4.8 kilometres (3 miles) in a north-south direction by 2.5 kilometres (1.5 miles) in an east-west direction. Mineralization extends to a depth of less than 100 metres (330 feet) in the outcropping to near-outcropping portion of the deposit on the northwest side to over 300 metres (990 feet) in the Brimstone deposit in the east. Not all the mineralization is oxidized and the depth of oxide ore varies considerably over the area of mineralization.
The determination of whether mineralization can be mined economically is dependent on the grade of mineralization, the depth of overburden and the degree of oxidation.

In 1992, Hycroft Inc. exercised its options to convert its leasehold interests in the Crofoot property into a 100 percent ownership interest in the patented mining claims, a 100 percent possessory interest in the unpatented claims and a 100 percent interest in the incidental rights thereto, all subject to four percent net profits royalties and excluding rights to sulphur.

The Crofoot property is subject to a four percent net profits royalty. No royalty payments were made in 1995, 1994 and 1993 because minimum royalty payments made prior to 1993 aggregating $2.8 million were available for credit against the royalty obligations. The Crofoot lease/purchase agreement was amended in 1996 providing for minimum advance royalty payments of $120,000 on January 1 of each year in which mining occurs. An additional $120,000 payment is due if ore production exceeds 5 million tons from the Crofoot property in any calendar year. All advance royalty payments are available as credit against the four percent net profits royalty. The aggregate acquisition cost to Hycroft Inc. was $6,881,481 and was financed by the issuance of Common Shares to Vista Gold and the assumption of certain debts associated with the Lewis mine. The leasehold interest in the Lewis property extends until January 1, 2013 or for so long thereafter as Hycroft Lewis continues to conduct commercial mining operations on the property.

The Lewis Lease provides for the payment to the lessor of a five percent net smelter return royalty on gold production. The royalty increases for ore grades above 0.05 ounce per ton and is offset by annual advance minimum royalties. From January 1989 to December 1993, the Company had the right to commingle specific tonnages of ore from the Lewis property with ore from the adjoining Crofoot property under agreements with the lessor of the Lewis property which required cash payments for specific tonnages in lieu of royalties. The commingling of ore permitted recovery of ore on the common boundary and in the past resulted in lower operating costs through the use of the Crofoot facilities for treatment of Lewis ore.

The ore reserves in the Brimstone deposit, which lies partially on the Crofoot property and partially on the Lewis property, are being processed on the newly constructed Brimstone leach pad. The allocation of metal produced from the commingled Crofoot and Lewis ores on the Brimstone pad is calculated using methods consistent with industry standards.

MINING AND PROCESSING

During 1996, Hycroft Inc. excavated 1.8 tons of waste for each ton of ore mined. The ratio of ore-to-waste mined in 1997 is expected to be 2.2 tons of waste to one ton of ore.

Until November 1996, higher grade ore was crushed prior to treatment on the leach pads. In 1996, 26 percent of the ore processed was crushed. Currently, all ore is hauled directly from the two pits to the leach pads without crushing. Dilute alkaline cyanide solution is pumped from a pond to the heap surface and distributed evenly over the crushed and run-of-mine ore through a network of pipes and irrigation sprinklers or drip emitters. The solution percolates down through the layers of ore, preferentially leaching gold and silver from the rock. This pregnant solution, containing dissolved gold and silver, flows along the surface of the impervious leach pad to a collection ditch from which it drains into one of two pregnant solution ponds. The low-grade solutions are recirculated to the heaps to increase the amount of gold in the solution, and the high-grade solution is pumped directly to the recovery plant where the gold and silver are extracted. The process is a zero-discharge closed circuit.

The Crofoot recovery plant can process up to 3,000 gallons of solution per minute from leach pads 1, 2 and 3 (18,000 tons of solution per day) and the new Brimstone recovery plant can process 2,500 to 2,800 gallons per minute of solution from the Brimstone leach pad (also referred to as pad 4). This process includes filtering to remove particulates, deaeration to remove dissolved oxygen and introduction of small quantities of zinc dust. The dissolved gold and silver precipitate out of the solution onto the zinc particles which are then removed by a second stage of filtration. The barren solution is returned to the leaching circuit. The precipitate is treated to remove mercury, then mixed with fluxes and smelted to yield a dore bar. Dore bars are shipped offsite for refining and sale. Gold and silver production from the Hycroft mine is refined by Metalor USA Refining Corporation.
Alternate refiners are available if necessary.

ORE RESERVES

Total ore reserves as at January 1, 1997 were determined by the Company to be
47.2 million tons grading 0.019 ounces of gold per ton. This compares to proven and probable reserves at January 1, 1996 of approximately 58.8 million tons grading 0.019 ounces of gold per ton. Estimated contained gold as of the end of 1996 was 897,000 ounces, compared to 1,115,000 ounces at the end of 1995. Mining and processing of these reserves is planned with an estimated ultimate average recovery of 55 percent of these contained ounces. Of the total reserves approximately 95 percent are within the Brimstone deposit with the remaining 5 percent occurring in the south end of the Central Fault deposit, the source of all of Hycroft's pre-1996 production. Approximately 80 percent of the remaining reserves are on patented mining claims and 20 percent are on unpatented claims. See "Item 1 - Description of Business - Property Interests and Mining Claims".

In 1996, no gold reserves were added to the Hycroft mine. Current proven and probable ore reserves will enable the Company, at current operating rates and metal prices, to mine ore to the year 2001. However, gold production will continue for two years thereafter.

The Hycroft mine ore reserves consist of the estimated quantities of mineralized material which, on the basis of geological and engineering data, can be demonstrated with a reasonably high degree of certainty to be recoverable by established mining and treatment methods. Only that material estimated to contain mineral values in excess of current cut-off grades in mining operations is included.

Ore reserves are adjusted annually by the Company by the amount extracted in the previous year, by the additions and deletions resulting from new geological information and interpretation and from changes in operating costs and metal prices. Ore reserves are not revised in response to short-term cyclical price variations in metal markets.

OPERATING STATISTICS

Operating statistics for the Hycroft mine for the period 1992 to 1996 were as follows:

                                                                         YEARS ENDED DECEMBER 31

                                                            1996        1995       1994       1993       1992
                                                            ----        ----       ----       ----       ----
Ore and waste material mined (000's of tons)               36,882      37,279     26,438    23,015      16,656

Strip ratio                                                   1.8         2.7        2.0       3.0         1.7

Ore processed (000's of tons)(1)                           13,060       9,931      9,255     5,720       6,093

Ore grade (oz. gold/ton)                                    0.018       0.019      0.020     0.023       0.022

Ounces of gold produced                                    89,381     101,128     94,868    86,516     100,030

Direct cash operating costs ($/oz. of gold)(2)            $   274    $    272    $   294   $   281    $    271

-------------------------------
(1) Ore processed means ore placed on pads but not necessarily leached during the year.
(2) Direct cash operating costs which is the sum of mining costs (excluding deferred waste stripping) and processing and mine administration cost, net of silver credits.

Production for 1996 was down 12 percent from 1995. Reduced production was partly due to lower-than-normal recovery from clay-rich ore in the first quarter of 1996 and partly due to insufficient solution pumping capacity for the volume of ore placed on the leach pads during the year. Expanded pumping facilities at the Crofoot leach pads and start-up of the Brimstone pad and plant have rectified this short fall.

MINE SITE EXPLORATION

In 1996, exploration activity at the Hycroft mine identified a significant zone of gold-bearing oxide mineralization along the Albert Fault, a structural feature parallel to and between the Central Fault and Brimstone ore bodies. Gold grades in the Albert zone appear to be too low to be mined economically at the current gold price. During the year, Hycroft acquired the necessary permits to perform exploration drilling to extend the Brimstone mineralization southward on unpatented claims controlled by the Company. The drilling has not yet begun.

A single angle core hole drilled to depth through the Brimstone oxide ore body during 1996 confirmed the presence of a thick interval of gold-bearing sulfide mineralization underlying the oxide ore. That drill hole encountered 670 feet of continuous mineralization averaging 0.024 ounces of gold per ton and 0.5 ounces of silver. Metallurgical test work is underway on samples from this core hole and preliminary indications suggest that the gold can be concentrated by floatation.

AMAYAPAMPA AND CAPA CIRCA PROPERTIES

AMAYAPAMPA PROPERTY

Summary

The Amayapampa property consists of 24 mining concessions covering 805 hectares plus an additional 6,800 hectares in regional exploration and exploitation concessions. The deposit is approximately 600 metres in strike length, 30 to 70 metres in width, and extends to over 200 metres in depth. Gold occurs free and associated with sulfides in a structural zone in which quartz veins were emplaced then sheared prior to introduction of sulfides and gold mineralizing solutions. Prior to the Amalgamation, CEM mined the Amayapampa deposit using primarily open-stope methods at a rate of approximately 200 tonnes of ore per day, and processed the ore in two mills on site. See "Ownership" and "History".

The Company recently completed drilling to determine the lateral extent of economic mineralization and to infill areas where adequate drill spacing had not been achieved. Studies are underway to lead to a final feasibility report in June 1997 for an open-pit mine with processing of 3,300 tonnes of ore per day by gravity, flotation, and leaching of flotation concentrates to produce gold at the rate of approximately 75,000 to 100,000 ounces per year, for at least eight years.

Location and Access

The Amayapampa property is located 300 kilometres southeast of La Paz in Chayanta Municipality, Bustillos Province, Department of Potosi, in southwestern Bolivia (Latitude: 18degrees 34.5"S, Longitude: 66degrees 22.4"W). Access is via 268 kilometres of paved road from La Paz to Machacamarca near Oruro, followed by 100 kilometres of gravel road to Legunillas, then 14 kilometres of dirt road to Amayapampa. Total driving time is about six hours. Charter air service is available to Uncia, 35 kilometres from the project. A regional, high-tension power line runs along the west side of the Amayapampa property, but will have to be upgraded for project purposes.

The Amayapampa property is situated within the moderately rugged Eastern Cordilleran region of Bolivia with elevations varying from 3,750 metres to 4,100 metres above sea level. The area is arid with rain falling minimally as
thunder showers during the summer months of January through March.   Occasional
snow is reported during the drier winter months of May to August.

Ownership

On April 28, 1994, Da Capo entered into an agreement with Mr. David Anthony O'Connor of Casilla 11314, La Paz, Bolivia and La Compania Minera Altoro S.R.L. ("Altoro") of Casilla 11314, La Paz, Bolivia, both parties at arm's length to Da Capo, which was amended by agreements dated June 10, 1994 and July 15, 1994 (the "Altoro/O'Connor Agreement"), pursuant to which Mr. O'Connor and Altoro assigned to Da Capo:

(a) Altoro's exclusive right and option to acquire a 51 percent interest in eight mining concessions that constitute a part of the Amayapampa Property (and a further option to acquire an additional 19 percent interest in such concessions), pursuant to an option agreement dated March 22, 1994 (the "Amayapampa Option") between Altoro and Racl Garafulic Gutierrez ("R. Garafulic") of Ave. Argentina No. 2057, Casilla 9285, La Paz, Bolivia and Compania Explotadora de Minas

         S.A. ("CEM", and collectively with R. Garafulic, the "Amayapampa Vendors") of Calle San Salvador 1421, Casilla 4962, La Paz, Bolivia. The Amayapampa Vendors are both parties at arm's length to Da Capo;

(b) Mr. O'Connor's exclusive right and option to acquire the Capa Circa property pursuant to an option agreement dated January 12, 1994 (the "Yamin Option Agreement") between Mr. O'Connor and Yamin. See "Capa Circa Property - Ownership"; and

(c) a 100 percent interest in the Santa Isabel Property, for which an exploration concession application had been made on behalf of Altoro.

As consideration for the assignment of the above interests, Da Capo issued a total of 1,000,000 Da Capo Common Shares to Mr. O'Connor between June 30, 1994 and April 16, 1996.

On February 5, 1996, Da Capo exercised the Amayapampa Option and acquired a 51 percent interest in the eight mining concessions that constitute a part of the Amayapampa Property in consideration for: (i) the cancellation of a loan in the amount of $2,425,000 which had been previously made by Da Capo to R. Garafulic on December 22, 1994; and (ii) payment of $75,000 by Da Capo to R. Garafulic between March 22, 1994 and September 22, 1994.

On March 8, 1996, Da Capo entered into an agreement (the "Amayapampa Acquisition Agreement") with the Amayapampa Vendors to acquire the following interests in the Amayapampa Property:

(a) R. Garafulic's remaining 24 percent interest in two mining concessions (the Gran Porvenir and Chayentena concessions) that constitute a part of the Amayapampa Property;

(b) R. Garafulic's 49 percent interest in six mining concessions that constitute a part of the Amayapampa Property; and

(c) CEM's 100 percent interest in 16 mining concessions that constitute a part of the Amayapampa Property.

In consideration for these interests, Da Capo:

(a) issued 1,000,000 special warrants (the "Amayapampa Special Warrants"), each exercisable to acquire one Da Capo Common Share without further payment, to a nominee of the Amayapampa Vendors on April 11, 1996; and

(b) made a non-recourse, interest-free loan of $3.24 million (the "Amayapampa Loan") to a nominee of the Amayapampa Vendors on April 11, 1996.

The Amayapampa Loan was secured by an assignment of all proceeds from the sale of any of 1,000,000 Da Capo Common Shares held by such nominee. The Amayapampa Loan was cancelled on April 29, 1996 upon the sale of such Da Capo Common Shares and Cdn.$4,355,000 received from the proceeds of such sale on or before May 7, 1996.

After being acquired by the Amayapampa Vendors, the Amayapampa Special Warrants were transferred to third parties at arm's length to Da Capo in transactions exempt from prospectus requirements under the relevant securities legislation.

On August 14, 1996, Da Capo issued 1,000,000 Da Capo Common Shares without payment of any additional consideration upon the deemed exercise of the Amayapampa Special Warrants.

Under the terms of the Amayapampa Acquisition Agreement, CEM could continue operating the Amayapampa mine at current levels of production up to August 11, 1996. Thereafter, CEM has agreed to move, at its own risk, all existing mining equipment, machinery, tools and generators from the Amayapampa property. The Amayapampa Vendors will also remove at their own risk approximately 1,500 tonnes of auriferous pyritic dumps currently located on the Amayapampa property by September 8, 1996.

All of Da Capo's interests in the Amayapampa property were transferred into the name of its subsidiary, Yamin, on April 11, 1996.

Ms. Elizabeth Mirabel, a resident of Bolivia at arm's length to Vista Gold, holds the remaining 25 percent interest in the Gran Porvenir and Chayentena mining concessions, which constitute 604 hectares of the Amayapampa property. On June 28, 1996, Da Capo and Ms. Mirabel entered into a lease agreement (the "Lease") under which Ms. Mirabel granted a lease for her 25 percent interest in the two mining concessions in favour of Da Capo for a term of ten years commencing July 10, 1996 and renewable for an additional ten year term. During the first two years of the Lease, Da Capo will pay Ms. Mirabel $7,000 per month, and $10,000 per month for the subsequent eight years.

History

The Amayapampa district was initially mined on a very small scale by indigenous peoples prior to the arrival of the Spanish conquistadors and small-scale mining continued during the Spanish colonial period into modern times. Prior to the Amalgamation, CEM mined the Amayapampa deposit using primarily open-stope methods at a rate of about 200 tonnes of ore per day and processed the ore in two mills on site. At that time, the Amayapampa mine was one of the largest producing underground gold mines in Bolivia and consisted of 32 levels of underground development. Upper level, generally oxidized ore was removed via the upper Virtus Adit (4,100 metres) and trucked to the Porvenir mill, while lower sulfide ore was dropped by ore passes to the 850-metre long Virquicocha Adit (3,970 metres) and taken out by electric locomotives to the Virquicocha mill. At both mills, gold was recovered via amalgam plates and gravity tables. The lower mill included a flotation circuit to upgrade the pyrite concentrate. Approximately 150 people worked at the mine and lived locally at the village of Amayapampa and at other small camps near the mine.

Since the Amalgamation, mining has ceased and the old mills removed as per an agreement with the previous owner. The Company has kept the miners employed in exploration, development and socio-economic projects during its program leading to a final feasibility document to be produced in June 1997.

Geology

The Amayapampa property is located along the east flank of a north-south trending regional anticline near the top of the Ordovician sequence. The Amayapampa deposit underlies a north-northwest trending ridge approximately 0.5 kilometres east of the town of Amayapampa. The deposit is defined by about 48 diamond drill holes; 96 reverse circulation drill holes; and 315 underground channel samples totalling 5,360 metres from more than 200 accessible cross-cuts in 43 different levels and sub-levels extending over a vertical distance of 208 metres. The deposit is approximately 600 metres in strike length, 30 to 70 metres in width and has an overall dip of the mineralized envelope of 80 to 90 degrees west. The depth extent of continuous mineralization is in excess of 200 metres to about the 3,900 meter elevation, although some mineralization is present below this depth.

Da Capo channel, core drill and reverse circulation drill hole samples were analyzed at Bondar-Clegg Laboratories in Oruro, Bolivia, with check samples analyzed at Chemex Laboratories in Vancouver, British Columbia. Because of the coarse gold particles and concerns about nugget effect, all samples were processed using the Hammer Mill Process (similar to a metallic screen assay). In addition to check assaying, Vista Gold has continued to use Bondar-Clegg and the Hammer Mill Process to analyze its samples, and in addition, has had an on-going check assay program in place for samples generated by Vista Gold's exploration and development program. Approximately 225 random assay pulps were check-assayed by three laboratories (American Assay Laboratory in Reno, Nevada, Cone Geochemical Inc. in Lakewood, Colorado, and Rocky Mountain Geochemical in Salt Lake City, Utah) and compared to original pulp assays with generally good agreement. Approximately 600 reverse circulation drill hole sample splits from the Da Capo program were assayed and used to verify assays obtained from the original reverse circulation sample splits. Sample splits are duplicate samples taken at the drill rig at the time of drilling.

Currently, the check assay results are being analyzed and reports being drafted, but initial indications are that assay results are in generally good agreement, with the possible exception of some early channel sample assays.

The host rocks are composed of black shales, sandstones, and siltstones which were weakly metamorphosed to argillites, quartzites, and siltites, respectively. Bedding dips are steep at 60 to 80 degrees west, with the east limb of the anticline being overturned and thus, also dipping steeply west.

The mineralized envelope is best described as a structural zone, within which were emplaced quartz vein sets along a preferential pre-quartz-vein fracture direction and post-quartz-vein faults and shears which were probably the conduits for gold-bearing fluids.

Most faults, shears and fractures are north-northeast to north-northwest trending and steeply dipping, both east and west, at 60 to 90 degrees. Quartz veins predominantly dip east. Locally within the zone of mineralization, are relatively flat, thrust-like faults which have offset quartz veins to a minor extent. These flat faults, commonly west-dipping at 40 to 45 degrees, are not generally mappable outside of the main structural zone which hosts the gold mineralization. A west-dipping, 45 degree fault projects into the pit on the northeast side of the deposit and was intersected by two vertical, geotechnical core holes. The base of mineralization may also be slightly offset by a similar west-dipping, 45 degree fault.

Oxidation effects are pervasive from the surface to depths of 20 to 30 metres, with only partial oxidization below those depths. Hydrothermal alteration effects evident in fresh rock are minor, and occur as coarse sericite (muscovite) in thin (2 to 5 millimetre) selvages along some quartz veins. In addition, chlorite is present in and adjacent to some quartz veins, but this presence may be a product of low grade metamorphism. Alteration effects are minimal overall, except for surface oxidization.

Mineralization is composed of quartz veins and sulfides and both constitute a visual guide to ore. Quartz veins, actually pre-gold, are a locus for later gold mineralization. Quartz veins are typically a few centimetres to 0.5 metres in width and commonly occur as sub-parallel vein sets. The strike extent can be 50 to 75 metres or more for any one vein or vein set, but the dip extent is not as well established and probably ranges up to 20 to 30 metres. Multiple vein sets are present in the overall mineralized envelope and veins commonly pinch and swell along strike and down dip.

Sulfide mineralization entered the multiple fractures to deposit predominantly pyrite within and adjacent to quartz veins, as sulfide veinlets in the host rocks and as clots of coarse sulfides and disseminations of sulfide grains along fractures in the black argillites. Locally, sulfide disseminations are more prevalent in the quartzite/siltite interbeds than in the argillites. The total sulfide concentration for the overall mineralized zone is estimated at 3 to 5 percent.

Petrographic examination of the sulfide mineralization shows pyrite to dominate at plus 95 percent of the total sulfides; arsenopyrite is also present, as are minor amounts of chalcopyrite, galena, sphalerite, stibnite and tetrahedrite. Gold is present as free gold in association with pyrite, on fractures within pyrite and attached to the surface of pyrite and is often visible as discrete grains on fractures in quartz and argillite. Gold grains exhibit a large size-range, with much of the gold being relatively coarse at 40 to

180 microns. All gold grains display irregular shapes with large surface areas. No gold was noted to be encapsulated in either quartz or sulfide. The content of gold grains was verified as over 97 percent gold by scanning-electron-microprobe analysis.

Ore Reserves

The Company's exploration and development program has defined a mineral resource tested by drilling and channel sampling on approximately 75 metre centers. Work is underway to determine the mineable ore reserves to be reported in the final feasibility study. As part of a preliminary feasibility study conducted by the Company in 1996, Mine Reserves Associates of Denver, Colorado calculated an ore reserve for Amayapampa using MedSystem software. At a gold price of $400 per ounce, Mine Reserve Associates calculated floating cone proven and probable ore reserves of 6.5 million tonnes of ore grading 2.54 grams per tonne and containing 538,800 gold ounces, mineable at a stripping ratio of 4.2 tonnes of waste per tonne of ore. This estimate compared favourably with a previous estimate done for Da Capo by Pincock, Allen, & Holt of Lakewood, Colorado who showed an in-pit mineral inventory (measured and indicated) of 8.5 million tonnes grading 2.51 grams per tonne and a strip ratio of 4.1:1; waste to ore. Drilling conducted to date indicates that the mineable ore reserve is likely to be increased with the latest round of reserve estimation work in progress.

Exploration Potential

The latest work done by the Company at Amayapampa has defined the limits of economic mineralization in all directions except to depth. Depth extension beyond that tested to just over 200 metres, will be done at some future date. However, siting of processing and ancillary facilities takes into account possible pit expansions for deep ore potential.

Perhaps the best exploration potential at Amayapampa exists in the induced-polarization chargeability anomaly located 500 to 700 metres north of the main mineralized deposit. Although somewhat smaller in physical size, the magnitude of the chargeability anomaly is identical to that for the main Amayapampa deposit. Vista Gold began drilling on this target in late April, 1997.

District-scale exploration potential exists for defining styles of gold mineralization similar to Amayapampa, which could be developed as satellite ore bodies. Specific targets on the Company's properties include the drill-inferred, potentially underground mineable, vein mineralization at Capa Circa, an untested surface geochemical target at Irpa Irpa, and raw exploration targets elsewhere within a 10 kilometre radius of Amayapampa.

1997 Pre-Development Program

The Company plans to complete the final feasibility study for the Amayapampa project in June 1997 at a total cost of approximately $7 million. A positive feasibility study will result in financing and construction beginning in mid-1997 and start-up of the new mine in late 1998.

CAPA CIRCA PROPERTY

Summary

The Capa Circa property consists of four partly overlapping mining concessions covering 117 hectares. Until the Amalgamation became effective, the Capa Circa property was mined primarily by open stoping methods at a rate of approximately 20 tonnes per day. Mineralization on the Capa Circa property is similar to that of the Amayapampa deposit, but consists of discrete veins within a mineralized zone approximately 150 meters wide that can be traced for about 600 metres along strike.

Location and Access

The four overlapping mining concessions that constitute the Capa Circa property cover a total area of 117 hectares.

The Capa Circa property is located 300 kilometres southeast of La Paz in Bustillo Province, Department of Potosi, in south-central Bolivia (Latitude:
18degrees 34.5" S; Longitude: 66degrees 22.4" W). The Capa Circa property is accessible via gravel road from Oruro to Llallagua/Uncia (110 kilometres or approximately 2 1/2 hours) and a dirt road southeast from Uncia to the villages of Lagunillas and Chuqui Uta (approximately 1/2 hour). A short two kilometre spur road leads east to the Capa Circa property from a point approximately seven kilometres south of Lagunillas. A local power line runs along the east side of the Capa Circa property and supplies power to the present Capa Circa mine.

The property is situated within the moderately rugged Eastern Cordilleran region of Bolivia with elevations varying from 3,750 metres to 4,100 metres above sea level. The area is arid with rain falling minimally as thunder showers during the summer months of January to March. Occasional snow is reported during the drier winter months of May to August.

Ownership

On April 28, 1994, Da Capo was assigned an option to acquire the Capa Circa property pursuant to the Altoro/O'Connor Agreement. See "Amayapampa Property - Ownership".

Pursuant to the terms of the option agreement (the "Capa Circa Option Agreement") dated January 12, 1994 between Yamin and David Anthony O'Connor ("O'Connor"), which was assigned to Da Capo, Da Capo had the option to acquire all of Yamin's interest in three Bolivian mining concessions (the Santa Rosa, San Mateo and Innocentes concessions) which constitute a part of the Capa Circa property by making a payment of $4.8 million to Yamin on or before January 12, 1996. During the term of the Capa Circa Option Agreement, Da Capo was also required to pay to Yamin a total of $200,000, as follows:

(a)      $50,000 on April 12, 1994;
(b)      $50,000 on July 12, 1994;
(c)      $50,000 on January 12, 1995; and
(d)      $50,000 on July 12, 1995.

All of the above amounts were paid by Da Capo to Yamin and accepted by Yamin. On January 12, 1996, the Capa Circa Option Agreement expired.

Under the terms of a letter agreement (the "Yamin Letter Agreement") dated January 22, 1996 between Da Capo and Boris Yaksic and other members of the Yaksic family (collectively, the "Capa Circa Vendors") of Santa Rosa de Capa Circa, Casilla 3544, Cochabamba, Bolivia, who are all parties at arm's length to Da Capo and who collectively owned a 100 percent interest in Yamin, Da Capo would acquire a 100 percent beneficial interest in Yamin in consideration for payment of $500,000 and the issuance of 700,000 Common Shares with a guaranteed value of $1,555,000 to the Capa Circa Vendors on the date of signing a more formal agreement. The Yamin Letter Agreement was formalized by a purchase and sale agreement (the "Yamin Acquisition Agreement") dated as of March 1, 1996 among Da Capo, O'Connor and the Capa Circa Vendors, pursuant to which Da Capo and O'Connor acquired an 80 percent and 20 percent interest, respectively, in the shares of Yamin in consideration for payment of $500,000 and the issuance of 700,000 special warrants (the "Capa Circa Special Warrants") with a guaranteed value of $1,555,000. On August 14, 1996, Da Capo issued 700,000 Common Shares for no additional consideration upon the deemed exercise of the Capa Circa Special Warrants. Under the terms of a separate trust agreement (the "Trust Agreement") dated March 1, 1996 between Da Capo and O'Connor, O'Connor holds his shares of Yamin as trustee for the benefit of Da Capo, with the result of that Da Capo is effectively the beneficial owner of 100 percent of the shares of Yamin.

Yamin is a Bolivian limited liability company and was, at the time of the Yamin Acquisition Agreement, the sole owner of: (a) a 100 percent interest in the four mining concessions (the Santa Rosa, San Mateo, Innocentes and Santa Benigna concessions), which comprise the Capa Circa property; (b) the mill, machinery, tools, equipment and vehicles employed in Yamin's small-scale underground gold mining operations on the Capa Circa property; and (c) approximately 15,000 tonnes of pyritic tailings located on the Capa Circa property.

The other material terms of the Yamin Acquisition Agreement are as follows:

(a) all machinery, tools, equipment and vehicles owned by Yamin on April 1, 1996 remain the property of Yamin and may be freely used for continuing small-scale underground mining operations at the Capa Circa mine until such time as Da Capo terminates the current operations of the mine to permit the development of a larger mine on the Capa Circa property. At such time, ownership of the machinery, tools, equipment and vehicles will revert to the Capa Circa Vendors, who will have 90 days to remove such machinery, tools, equipment and vehicles from the Capa Circa property;

(b) title to the pyritic tailings located on the Capa Circa property was transferred to the Capa Circa Vendors on April 1, 1996. Upon the termination of current small-scale underground mining operations by Yamin at the Capa Circa mine, the Capa Circa Vendors will be permitted to treat such tailings in the existing concentrator at the Capa Circa Mine until the supply of tailings is exhausted. Treatment of these tailings will be conducted in such a way that the development of a larger mine on the Capa Circa property will not be adversely affected; and

(c) upon termination of the current small-scale underground mining operations at the Capa Circa mine, the Capa Circa Vendors will pay all severance benefits and indemnities in excess of $300,000 that are required under Bolivian law to be paid to mining personnel employed by Yamin.

History

The district in which the Capa Circa property is located was first mined during the colonial period. Small-scale mining continued on until modern times and recently the main deposits have been exploited by mechanized means. The Capa Circa property and mine was purchased in 1938 as an antimony mine by the Yaksic family. Antimony mining continued at the Capa Circa property until approximately 1981 when declining antimony prices and probably declining reserves resulted in a conversion to gold mining.

The previous owners mined the Capa Circa deposit using underground methods at an estimated rate of 20 tonnes per day until shutdown upon the Amalgamation becoming effective.

Geology

The Capa Circa geology and mineralization are similar to the Amayapampa property. The Capa Circa property is hosted by Upper Ordovician shales and sandstones on the east limb of a regional anticline. The Capa Circa mineralization is hosted by a series of high angle, east dipping quartz veins in a 150 metre wide envelope. The mineralization is zoned, with antimony mineralization more prevalent in the eastern section. The Capa Circa mineralization is approximately 600 metres in length along strike and 250 metres down near-vertical dip. Further exploration may extend the strike length and may find down-dip extensions.

Previous Exploration

Exploration by the Company consisted of surface trenching, underground mapping and channel sampling, and core drilling. Thirteen core holes were drilled in 1995 for a total of 2,445 metres. The holes were drilled largely with HQ size core and total recovery averaged 93 percent overall. Several of the holes were drilled from underground locations. Sample intervals were selected geologically, and in some cases were up to six metres in length.

Channel samples were collected from 2,455 metres of underground workings representing 20 different levels and sublevels, extending over a vertical distance of 140 metres. Channel samples are collected at five metre intervals, with channels ten to 15 centimetres wide and two to three centimetres deep.

All exploration samples in the Capa Circa database were analyzed at Bondar-Clegg Laboratories in Oruro, Bolivia. Because of the coarse gold particles and concerns about nugget effect, all samples were processed using the Hammer Mill Process (similar to a metallic screen assay).

Mineral Inventory

Sufficient data is lacking to determine a mineral inventory, but the Company's preliminary investigations indicated that the mineralization encountered by drilling and underground sampling in Da Capo's explorations program will require extraction by underground mining methods, probably at the rate of 300 tonnes of ore per day. Preliminary indications are that mining grades of around 6 grams per tonne can be expected, and these grades are very viably mined in countries where labour rates are low, such as Bolivia.

Exploration Potential

At the Capa Circa property, the mineralization is open at depth. Additional potential also exists along strike in the mineralized zone. Significant additional drilling is required to determine a Capa Circa mineral inventory and to test the mineralized zone at depth and along strike.

1997 Exploration Program

Testing of the Capa Circa mineralized gold depth extension is planned to begin in mid-1997. Underground drill stations will be constructed and an experienced underground core drilling contractor mobilized to conduct 7,500 metres of planned drilling.

Economic Development of Amayapampa and Capa Circa

As part of the preliminary feasibility study conducted by the Company in 1996, the floating cone mineable mineral inventory calculated by Mine Reserves Associates of 8.3 million tonnes of ore grading 2.51 grams per tonne and containing 670,300 gold ounces, mineable at a stripping ratio of 3.5:1 was used in preliminary economic evaluations. Initial metallurgical test results indicated gold recoveries of 90 percent and 92 percent could be expected on Amayapampa and Capa Circa ores, respectively. Capital and operating costs were estimated for a 3,000 tonne-per-day open-pit operation at Amayapampa and a 3,300 tonne-per-day processing plant. The plant will be built at Amayapampa and underground ore will be trucked from Capa Circa, 10 kilometres distant.

Based on initial estimates of capital and operating costs and a $400 gold price, an economically attractive project was forecast. Payback could be achieved in less than three years with operating costs under $150 per ounce, and a gold production rate of around 100,000 ounces per year for at least 8 years. With these targets in sight, the Company is pursuing the development of the Amayapampa and Capa Circa projects as expeditiously as possible, anticipating completion of a bankable feasibility study in June, followed by start of construction in the fall and start of production in late 1998.

EXPLORATION PROPERTIES

UNITED STATES

The focus of the Company's U.S. exploration program is the Great Basin region of Nevada, one of the most prolific gold producing regions of the world. In this area, the Company has directed its attention to targets that have the potential to host deposits that contain at least 1.0 million ounces of gold.

Van Norman Project, Elko County, Nevada

This project is located in northeastern Nevada, approximately 55 miles (88 kilometres) north of the city of Elko. Vista Gold has the opportunity to earn an undivided 50 percent interest from Uranerz U.S.A., Inc. in mineral rights covering approximately 2,500 acres (1,011 hectares) by expending $500,000 on exploration of the property over a three year period. Vista Gold is the operator during the exploration phase, and Uranerz U.S.A., Inc. has the right to be the operator during the production phase.

The project area lies within the Jerritt Canyon mining district, one of the larger sediment-hosted (Carlin-type) gold districts in Nevada. The district has had prior production of more than 4.0 million ounces and current reserves of 3.5 million ounces.

A drill program consisting of five holes, totalling 3,930 feet (1,180 metres) of drilling, commenced during the winter of 1996 and encountered significant gold mineralization and alteration in favourable rocks of the Roberts Mountain and Hanson Creek formations. This is a geologic setting identical to the productive portion of the Jerritt Canyon area. Drilling and other geologic activities will continue during the 1997 field season.

VENEZUELA

Guariche Project

In 1996, the Company entered into an agreement to explore the Guariche project located in Bolivar State, Venezuela. The agreement is an option to purchase a 100 percent interest in the project following a five month exploration program designed to prove a minimum of 500,000 ounces of gold in the project. See "Item 1 - Description of Business - Significant Developments in 1996 - Guariche Project".

The Guariche project has seen a partial exploration program of surface trenching, auger sampling, and diamond drilling. An estimated resource of 570,000 ounces exists on the property to date. This resource was developed by extensive surface trenching and sampling of both auger and diamond drilling. A preliminary feasibility study indicated economic development, which will involve an open pit mine with a gravity and leaching mill producing approximately 75,000 ounces of gold per year. The exploration program is designed to firm up these reserves in a five month period.

The diamond drill program will be a three phase, 16,400 foot (5,000 metre) staged program. Vista Gold can withdraw from the project after $500,000 in expenditures. The Company's intentions in staging the exploration program is to maximize return on the exploration dollars.

The terrain in the area consists of rolling hills to flat savannah and jungle underlaid by saprolite, a weathering product of tropical regions. The saprolite, overlying the deposit is enriched containing higher gold grades than the average.

Except for surface weathering, the rock types, alteration, and mineralization style at Guariche are typical of large deposits found in well known Canadian gold camps such as Timmins and Kirkland Lake and Australian regions such as Kalgoorlie. The property is 25,000 hectares in area, and the core is 2,500 hectares. Many soil geochemical anomalies exist outside known mineralized areas. In March

1997, the Company received the necessary permits to commence drilling. The drill program began in April.

The climate for mining investments in Venezuela is improving with proposed reforms to the mining act, taxation laws and exploration permitting requirements.

BOLIVIA

The most promising new development in Vista Gold's exploration portfolio was the acquisition of Da Capo's Bolivian gold properties. The asset package includes the Amayapampa, Capa Circa, Iroco, Irpa Irpa and Copacabana gold properties.

Copacabana Property

This area is in southwestern Bolivia. The project shows similarities to the Amayapampa property. An initial geochemical survey indicated the possibility of a large deposit. The survey showed a 500 foot (150 metre) by 2,000 foot (600 metre) long soil geochemical anomaly.

After an initial mapping program was completed, a reverse circulation drill program was conducted. Of the seven holes completed, six had significant gold intercepts. The drilling indicated that the possibility of both bulk tonnage and high grade vein mineralization exists on this property. The best results from drill hole RC3 had 0.41 ounces per ton (13.97 grams per tonne) over 39 feet (12 metres).

A trenching and mapping program is planned for this property, followed by further diamond and reverse circulation drilling programs. This project is an excellent early stage exploration target with the potential to be another Amayapampa-type deposit.

Irpa Irpa Property

A property three miles south of Capa Circa, with similarities to Capa Circa.

Iroco Property

The Iroco project is a gold project adjacent to one of Bolivia's largest silver mines at Oruro. The Company has an option to earn a 100 percent interest. Although no resource has been outlined as yet, drill hole results as high as
0.16 ounces per ton (5.5 grams per tonne) over 180 feet (55 metre) have been obtained.

Currently, the drilling is testing down strike from the producing San Antonio mine and along trend from Cameco's Huayna Potosi area.

ECUADOR

Through its 49 percent holding in Zamora, Vista Gold carried out an exploration program in Ecuador in 1996. The program consisted of a regional stream sediment program follow-up, diamond drilling of gold prospects on the Mina Real concession, surface trenching of gold and copper prospects on Mina Real, and trenching and sampling of a number of gold targets resulting from the regional stream sediment follow-up.

Surface trenching, mapping and sampling revealed the presence of two large porphyry copper stockwork zones at Mina Real. These are the Tumi and David stockworks located in the central and northwest portions of the Mina Real concessions. They are large mineralized systems. The Tumi stockwork is at least 1.2 miles (2.0 kilometres) by 0.6 miles (1.0 kilometres) in surface area. The David stockwork has at least 2 miles (1.2 kilometres) of north-south extent, with an as yet unknown east-west width.

These are significant finds, but the investment requirement for evaluation, development and construction are very significant and can generally only be borne by the largest of mining companies. Therefore, we are searching to find a suitable joint venture partner to explore the porphyry copper deposit mineralization at the Mina Real, Ruminahui and Titi concessions. The Mina Real, Ruminahui and Titi concessions are 12,500, 6,700, and 7,200 acres (5,066, 2,726, and 2,921 hectares), respectively.

The 1997 program will concentrate on assessing the gold potential on Zamora's Campanillas concession. This concession has had two operating gold mines within its boundaries, the Campanillas mine and the Cambana mine. In the southern area of the Zamora land package, a prospecting and sampling program will assess the yet untested potential area south of Mina Real.

PERU

Vista Gold has established an office in Lima, Peru to obtain mineral properties with gold potential. The program in 1996 has been reconnaissance and sampling of projects throughout Peru. Through its association with Minera San Nicholas, Vista Gold has increased its exposure to potentially attractive exploration projects.

CANADA

In Canada, three mineral properties are being explored with $400,000 of funding provided by joint venture partners. They are the Blackwater-Davidson property in British Columbia (a copper-gold play), the Manville project in Ontario and the Island Lake gold project in Manitoba. The Company has divested its interest in the Mishi project in Ontario.

1996 EXPLORATION

In keeping with the Company's intention to focus its activities in the precious metals sector, its exploration activities during 1996 were directed towards the search for gold and silver. The Company has refocused much of its geographic attention from Canada to the Western United States and certain prospective areas of Latin America, particularly Bolivia, Peru and Ecuador.

The Company spent approximately $4.2 million on exploration in 1996. Of that amount, approximately $3.7 million was spent on mineral properties and property evaluations, which excludes mine-site exploration at the Hycroft mine.

At December 31, 1996, the Company had approximately 13 full-time exploration staff, which excludes several consultants employed on specific projects. The Company also hires additional employees on a seasonal basis to staff its exploration programs.

During 1996, the Company's principal exploration programs on undeveloped properties were those at the Amayapampa and Copacabana projects in Bolivia, and the Mina Real claims in southern Ecuador. In the United States, exploration was conducted on the Van Norman joint venture, including diamond drilling of meaningful alteration on the project.

At the Amayapampa property, a combined underground sampling, reverse circulation, and diamond drill program of approximately 9,000 meters was initiated. The purpose of this program was to upgrade possible reserves to proven and possible categories, and to expand the current resource base.

At the Copacabana property, a surface sampling program was followed by a nine hole reverse circulation campaign. The surface sampling indicated gold mineralization within an area 800 meters long by 100 meters wide. Drilling revealed numerous gold intercepts in the program that indicate the possibility for both bulk tonnage and underground high grade targets. For example, drill hole RC96CP1 intercepted

28 meters of 2.1 gram/ton gold and RC96CP3 encountered 12 meters of 13.8 gram/ton. This property will receive further exploration in 1997.

At the Iroco property near Oruro, in Bolivia, the Company used seismic profiling and diamond drilling to investigate downstrike from nearby producing gold mines. The drill program, initiated in December, was not successful in outlining a significant new ore zone, although wide, low-grade intercepts were obtained.

In Peru, the Company undertook field reconnaissance and a mapping program, and investigated another 33 properties during 1996.

At the Mina Real property in Southern Ecuador, the Company through Zamora conducted diamond drilling, trenching and mapping, discovering three major copper targets and investigating two gold occurrences.

The Company has also been active in the on-site assessment of operating mines and other advanced exploration projects in northern Peru, Venezuela, Bolivia and Chile.

From time to time the Company may dispose of interests in mineral properties where economic potential is not attractive to the company.

In 1996, the Company disposed of its 50 percent interest in the Mishi project for Cdn.$250,000 cash and 650,000 shares of McMillan Gold Corp. In 1997, the Company also sold its interest in the Gold Bar project in Nevada for $450,000.

Through not renewing its claims in Ontario and Quebec, the Company disposed of three properties in each province. Vista Gold's current property position covers approximately 180,000 hectares.

1997 EXPLORATION PLAN

In November 1997, the Board of Directors reviewed and approved the 1997 exploration budget. During 1997 a total of $5.7 million is expected to be spent on exploration, including $1.1 million in Nevada, $1.2 million in Venezuela on its Guariche project, $2.9 million in Bolivia, and $400,000 on Peruvian reconnaissance. An additional $400,000 will be spent in Canada by its Joint Venture partners on three projects: Blackwater Davidson, Island Lake, and Manville.

The Amayapampa exploration program for 1997 will be $1.3 million to upgrade reserves at the Amayapampa project and to explore for resources at Amayapampa North.

At Capa Circa a 7,500 meter underground drilling program will be completed in the second half of 1997 to establish continuity of present mineralization and to establish initial underground resources.

The Copacabana project will see a $400,000 diamond drill project to follow last year's successful initial program.

The Guariche project in Venezuela will see a minimum of $1.2 million in diamond drilling to prove a 500,000 ounce resource.

The Hycroft mine exploration program will further evaluate the potential for oxide ore at the mine and will commence the evaluation of sulfide-related gold mineralization below the oxide ore bodies of the Central and East faults. This resource is currently estimated to contain approximately 25 million tons grading 0.03 ounces of gold per ton and is believed to have considerable potential for further expansion and improvement of grade.

The Company's South American exploration program, at Zamora, will include an evaluation of the high grade gold system located at the Campanillas concession. The program will involve a 2,000 metre trenching program. On the Mina Real concessions a joint venture partner will be sought for copper exploration.

ITEM 3.  LEGAL PROCEEDINGS.

The Company is not aware of any pending or threatened litigation or of any proceedings known to be contemplated by governmental authorities which is, or would be, likely to have a material adverse effect upon the Company or its operations, taken as a whole.

ITEM 4.  CONTROL OF REGISTRANT.

As far as is known to the Company, Vista Gold is not directly or indirectly owned or controlled by another corporation or by any foreign government. The Company is not aware of any person that owns more than 10 percent of the outstanding Common Shares.

The following table sets forth as of May 14, 1997 certain information regarding the ownership of Common Shares, which are the registrant's only voting securities, by all directors and officers of Vista Gold as a group (including their spouses and children under 18):

------------------------------------------------------------------------------------------------------------
Title of Class              Identity of Person or              Amount Owned(1)           Percent of Class(2)
                            Group
------------------------------------------------------------------------------------------------------------
Common Shares(3)            All directors and                     8,579,001                      9.6%
                            officers as a group
                            (11 persons)


-------------------------------
(1) This information was provided to Vista Gold by the individual shareholders.
(2) At May 14, 1997, there were 89,020,405 Common Shares issued and outstanding.
(3) Includes 755,000 Common Shares issuable under options which are currently exercisable or exercisable within 60 days of May 14, 1997, which are deemed to be beneficially owned for purposes of this presentation.

RELATIONSHIP BETWEEN VISTA GOLD AND ATLAS CORPORATION

Pursuant to an agreement dated May 13, 1994, as amended by a subsequent agreement dated February 24, 1995, Atlas is entitled to representation on the Board of Directors of Vista Gold proportionate with its shareholding in Vista Gold. Based on its present ownership of approximately 9 percent of the outstanding Common Shares, Atlas is entitled to nominate one director of Vista Gold.

Pursuant to an agreement (the "Atlas Support Agreement") dated August 16, 1996 between Atlas and Vista Gold (then called Granges), Atlas agreed to vote its Common Shares of Granges in favour of the Amalgamation. Under the terms of the Atlas Support Agreement, Vista Gold agreed: (i) to use all reasonable efforts to assist Atlas to reduce the number of Common Shares of Granges pledged by Atlas as security for the outstanding debentures issued by Atlas; (ii) to negotiate in good faith an amendment to the Gold Bar joint venture agreement pursuant to which Vista Gold would withdraw from the Joint Venture in exchange for a payment from Atlas in an amount to be negotiated; (iii) to file and use its best efforts to cause to become effective not later than November 30, 1996 all registration statements and other filings (federal, provincial or state) as shall be necessary on the part of Vista Gold to enable Atlas to dispose of its Common Shares of Vista Gold on The Toronto Stock Exchange and the American Stock

Exchange or otherwise in Canada or the United States, without restriction of any kind whatsoever under applicable securities laws and to maintain, in the case of any registration statement filed with the U.S. Securities and Exchange Commission, the effectiveness of such registration and other applicable filings until the earlier of the date of completion of such disposition or December 31, 2000; (iv) to cause Michael B. Richings, if and when requested by Atlas, to resign from the Board of Directors of Atlas; and (v) to reimburse promptly all expenses (other than brokerage commissions or underwriting fees) incurred by Atlas in connection with the Atlas Support Agreement, the Amalgamation or any of the matters referred in (i) to (iv) above.

ITEM 5.  NATURE OF TRADING MARKET.

The Common Shares of Vista Gold are listed on the American Stock Exchange and The Toronto Stock Exchange under the symbol VGZ. The following table sets out the reported high and low sale prices on the American Stock Exchange and on The Toronto Stock Exchange for the periods indicated as reported by the exchanges:

                                                  AMERICAN STOCK EXCHANGE                THE TORONTO STOCK EXCHANGE
                                                  -----------------------                --------------------------
                                                   High             Low                     High               Low
                                                   ----             ---                     ----               ---
1996   1st quarter                                 $2.75           $1.63                 Cdn.$  3.75   Cdn.$    2.25
       2nd quarter                                  2.19            1.44                        2.90            1.90
       3rd quarter                                  1.94            1.07                        2.60            1.75
       4th quarter (October 1 to November 7)(1)     1.56            1.31                        2.05            1.76
       4th quarter (November 8 to December 31)(1)   1.56            1.19                        1.99            1.55

1995   1st quarter                                  1.94            1.44                        2.70            2.05
       2nd quarter                                  2.19            1.69                        2.85            2.31
       3rd quarter                                  2.38            1.63                        3.20            2.20
       4th quarter                                  2.13            1.63                        2.80            2.22

---------------------------
(1) The Amalgamation of Granges and Da Capo became effective, for the purposes of trading on The Toronto Stock Exchange and the American Stock Exchange on November 8, 1996. Accordingly, the prices shown for the fourth quarter (October 1 to November 7) reflect trading in the Common Shares of Granges, while information for the fourth quarter (November 8 to December 31) reflect prices for trading in Vista Gold. See "Item 1 - Description of Business - Significant Developments in 1996 - Granges-Da Capo Amalgamation".

On May 14, 1997, the last reported sale price of the Common Shares of Vista Gold on the American Stock Exchange was $1c and on The Toronto Stock Exchange was Cdn.$1.50. As at May 12, 1997, there were 89,020,405 Common Shares issued and outstanding, and Vista Gold had 787 shareholders of record.

As of May 12, 1997, 628 or approximately 80 percent of the recorded holders of Common Shares were in the United States and held 37 percent of the issued and outstanding Common Shares. However, as a significant number of the Common Shares are held through intermediaries, it is not possible to accurately report holdings of Common Shares in the United States or elsewhere.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY-HOLDERS.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of Vista Gold, other than as Canadian withholding tax. See "Item 7 - Taxation".

There are no limitations on the right of non-resident or foreign owners of Common Shares to hold or vote such securities imposed by Canadian law or by the Memorandum or Articles of the Company, other than under the Investment Canada Act (Canada).

The Investment Canada Act (Canada) generally requires the prior notification and, in specified circumstances, the review by the Government of Canada of the acquisition of control of Canadian businesses by non-Canadians. The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in a Canadian business, the voting shares of a Canadian corporation carrying on the Canadian business or the voting interests of an entity carrying on the Canadian business or controlling an entity carrying on the Canadian business. The acquisition of the majority of the outstanding voting shares, or the acquisition of less than a majority but one-third or more of the outstanding voting shares, in the absence of proof to the contrary, is deemed to be "control". Investments requiring notification and review are all direct and indirect acquisitions of Canadian businesses with assets of Cdn.$5 million or more except indirect acquisitions of Canadian businesses with assets which represent less than 50 percent of the value of the total international acquisition. However, acquisitions of entities by Americans or dispositions of entities owned by Americans require notification and review only if the value of the entity's assets are at least Cdn.$150 million, provided that if an entity's assets represent less than 50 percent of the value of the total international acquisition, no review will occur.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed. The Minister (designated under the Investment Canada Act (Canada)) will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada (for example, the effect on employment and on exports from Canada); the degree and significance of Canadian participation in the business; the effect of the investment on productivity and technological development; the effect on competition within industries in Canada; and the contribution of the investment to Canada's ability to compete in world markets.

ITEM 7.  TAXATION.

The following discussion applies to a holder of Common Shares of Vista Gold who, at all relevant times, for purposes of the Income Tax Act of Canada (the "ITA") and any applicable tax treaty or convention, is a non-resident or is deemed to be a non-resident of Canada and does not use or hold and is not deemed to use or hold the Common Shares in carrying on business in Canada. Special rules, which are not discussed in this discussion, may apply to a non-resident that is a financial institution or an insurer that carries on business in Canada and elsewhere.

For purposes of this discussion, "United States Person" means a citizen or resident of the United States, or a corporation or partnership organized in the United States or under the laws of the United States or of any state or an estate or trust, the income of which is subject to United States federal income tax regardless of its source.

A holder of Common Shares, who is not a resident of Canada, who receives a dividend will generally be subject to Canadian withholding tax at the rate of 25 percent on dividends paid or credited or deemed to have been paid or credited to him or her on a Common Share. Such Canadian withholding tax rate may be subject to a reduction pursuant to an applicable tax treaty. In the case of a shareholder who is a United States Person, the income tax treaty between Canada and the United States provides that the withholding tax rate in respect of such dividends will generally be 15 percent unless the shareholder is a corporation that owns at least ten percent of the voting stock of Vista Gold, in which case the withholding tax rate would be five percent.

A holder of Common Shares who is a non-resident of Canada will not be subject to tax under the ITA in respect of any capital gain realized by such shareholder on a disposition of Common Shares, unless the Common Shares constitute taxable Canadian property of the shareholder for purposes of the ITA and the shareholder is not entitled to relief under an applicable tax treaty.

Common Shares will not constitute taxable Canadian property of a shareholder who is a non-resident of Canada unless such shareholder uses or holds or is deemed to use or hold the Common Shares in carrying on a business in Canada or unless at any time during the five year period immediately preceding the disposition of the Common Shares, the shareholder, persons with whom the shareholder does not deal at arm's length, or the shareholder together with such persons, own or is considered to own not less than 25 percent of the issued shares of any class of the capital stock of Vista Gold.

The income tax treaty between Canada and the United States exempts a United States Person from such taxation because the value of the Common Shares is not derived principally from real property situated in Canada.

ITEM 8.  SELECTED FINANCIAL DATA.

The selected financial data in Table I have been derived from the consolidated statements of the Company which have been prepared in accordance with accounting principles generally accepted in Canada. The selected financial data should be read in conjunction with those financial statements and the notes thereto.

TABLE I

                                                                    YEARS ENDED DECEMBER 31
                                                 ------------------------------------------------------------
                                                 1996             1995         1994          1993        1992
                                                 ----             ----         ----          ----        ----
                                                      (U.S. dollars in thousands, except per share data)
Results of Operations
---------------------
Sales                                            36,444         41,294        39,871        41,556     52,721

Earnings (loss) from mining operations           (5,225)         3,265         1,826           776      8,559

Net earnings (loss)                             (11,826)         2,159         5,116         2,075         41

Net earnings (loss) per share                     (0.21)          0.05          0.15          0.06        nil

                                                                        AT DECEMBER 31
                                                   ----------------------------------------------------------
                                                   1996           1995          1994         1993        1992
                                                   ----           ----          ----         ----        ----
                                                      (U.S. dollars in thousands, except per share data)
Financial Position
------------------
Working capital                                   18,669        21,672        29,645      21,857       24,322

Total assets                                     123,316        64,285        70,506      62,848       67,893

Long-term debt and other non-current
   liabilities                                     3,897         3,409         2,979       3,148        2,477

Shareholders' equity                             109,172        54,637        52,801      50,091       49,361

Had the consolidated financial statements of the Company been prepared in accordance with accounting principles generally accepted in the United States, certain selected financial data would have been reported as shown in Table II.

TABLE II

                                                                    YEARS ENDED DECEMBER 31
                                                   ----------------------------------------------------------
                                                   1996           1995         1994          1993        1992
                                                   ----           ----         ----          ----        ----
                                                      (U.S. dollars in thousands, except per share data)
Results of Operations
---------------------
Net earnings (loss)                              (35,265)         (708)       5,090       2,116           (61)

Primary earnings (loss) per share after
  extraordinary item                               (0.63)        (0.01)        0.15        0.06           nil

                                                   1996           1995          1994         1993        1992
                                                   ----           ----          ----         ----        ----
                                                      (U.S. dollars in thousands, except per share data)
Financial Position
------------------
Total assets                                    123,316        87,504        70,453       64,207       69,265

Shareholders' equity                            109,172        77,855        52,983       50,024       50,733

UNITED STATES$/CANADIAN$ EXCHANGE RATES(1) (3)

                                                                        AT DECEMBER 31
                                                                        --------------
                                                   1996           1995         1994         1993         1992
                                                   ----           ----         ----         ----         ----
As at December 31                               0.7301         0.7325       0.7129      0.7553       0.7867

Average(2)                                      0.7331         0.7283       0.7321      0.7515       0.8276

High                                            0.7515         0.7529       0.7159      0.8065       0.8771

Low                                             0.7215         0.7025       0.7097      0.7416       0.7729

-------------------
(1) Exchange rates are expressed as the amount of United States funds equivalent to one Canadian dollar, being the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.
(2) The yearly average rate means the average of the exchange rates on the last day of each month during a year.
(3)      On May 14, 1997, the noon buying rate as quoted by the Federal
         Reserve Bank of New York was $1.3853.

DIVIDENDS

The Company has not, during the previous five fiscal years, declared or paid any dividends on its Common Shares.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Refer to "Management's Discussion and Analysis" on pages 17 to 22 in the Company's Annual Report to shareholders for the year ended December 31, 1996 which is incorporated herein by reference.

ITEM 10.         DIRECTORS AND OFFICERS OF REGISTRANT.

The directors of Vista Gold are elected each year at the annual general meeting of shareholders and hold office until their successors are elected or appointed.

Pursuant to the Atlas Agreement dated May 13, 1994, as amended by a subsequent agreement dated February 24, 1995, Atlas is entitled to representation on the Board of Directors of the Company in proportion with its shareholdings in the Company. In accordance with the Atlas Agreement, one of the proposed directors, C. Thomas Ogryzlo, is a nominee of Atlas and the remainder are nominees of management.

The present directors of Vista Gold, together with the location of their residences, length of service and business experience, are described below.

                                                              BUSINESS EXPERIENCE
NAME                                 DIRECTOR SINCE           DURING PAST FIVE YEARS
----                                 --------------           ----------------------
DAVID R. SINCLAIR                    May 1, 1995              Chartered accountant; corporate director;
Nanoose Bay, British Columbia                                 Director, Cominco Ltd., a mining company.
Director and Chairman

ROSS J. BEATY                        November 12, 1996        Geologist; Chairman of Pan American Silver Corp.,
Vancouver, British Columbia                                   a mining company, 1994 to present; prior thereto,
Director and Vice Chairman                                    President of  Equinox Resources  Ltd., a mining
                                                              company.

MICHAEL B. RICHINGS                  May 1, 1995              Mining engineer; President of Atlas Corporation,
Littleton, Colorado                                           a mining company, since January 1995; Group
Director                                                      Executive and President of Lac Minerals Ltd.
                                                              South America, a mining company, from 1993 to
                                                              1995; Vice President of Operations of Atlas
                                                              Corporation from 1990 to 1992.

WILLIAM M. CALHOUN                   May 1, 1995              Mining engineer and geologist; Chief Executive
Silverton, Idaho                                              Officer of William Calhoun, Inc., mining
Director                                                      consultants.

C. THOMAS OGRYZLO                    March 8, 1996            Mechanical engineer; Chairman of Kilborn SNC-
Toronto, Ontario                                              Lavalin Inc., an engineering group; formerly,
Director                                                      President of Kilborn Group of Companies.

                                                              BUSINESS EXPERIENCE
NAME                                 DIRECTOR SINCE           DURING PAST FIVE YEARS
----                                 --------------           ----------------------
KEITH E. STEEVES                     September 29, 1995       Mining executive; Senior Vice-President,
Richmond, British Columbia                                    Commercial of Teck Corporation, a mining company.
Director

ALAN G. THOMPSON                     December 1, 1989         Businessman; President and Chief Executive
West Vancouver,                                               Officer of A.G.T. Financial Corporation, an
British Columbia                                              investment company.
Director

PETER WALTON                         May 24, 1989             Self-employed business consultant.
West Vancouver,
British Columbia
Director

None of the above directors has entered into any arrangement or understanding with any other person pursuant to which he was or is to be elected as a director of Vista Gold or a nominee of any other person, except as disclosed herein.

EXECUTIVE OFFICERS

The executive officers of Vista Gold are appointed by and hold office at the pleasure of the Board of Directors of Vista Gold. The present executive officers of Vista Gold, together with their length of service and business experience, are described below:

                                                     BUSINESS EXPERIENCE
NAME                         HELD OFFICE SINCE       DURING PAST FIVE YEARS
----                         -----------------       ----------------------
MICHAEL B. RICHINGS          June 1, 1995            Mining engineer; President  of Atlas Corporation, a mining
President and Chief                                  company, since January 1995; Group Executive and President
Executive Officer and                                of Lac Minerals Ltd. South America, a mining company, from
Director                                             1993 to 1995; Vice President of Operations of Atlas
                                                     Corporation from 1990 to 1992.

AMJAD J. ALI                 May 12, 1993            Vice President, Finance of Vista Gold since 1993; prior
Vice President Finance and                           thereto, Vice President, Finance of Quintette Coal
Chief Financial Officer                              Limited, a mining company.

RONALD J. MCGREGOR           July 1, 1996            Vice President Development and Operations; prior thereto
Vice President Development                           Vice President Project Development, Cambior USA Inc., a
and Operations                                       mining company.

WILLIAM F. SIRETT            January 1, 1996         Lawyer; Partner, Ladner Downs, a law firm.
Secretary

None of the above executive officers has entered into any arrangement or understanding with any other person pursuant to which he was or is to be elected as an executive officer of Vista Gold or a nominee of any other person.

ITEM 11.         COMPENSATION OF DIRECTORS AND OFFICERS

During the financial year ended December 31, 1996, the aggregate cash compensation paid by the Company to all directors and officers of Vista Gold as a group was $822,469. This sum includes compensation paid to executive officers pursuant to the cash incentive plan and retirement savings plan described below.

Information specified in this Item for individually named directors and officers is incorporated by reference from pages 4, 5 and 7 to 14 of the Management Information and Proxy Circular prepared in connection with Vista Gold's Annual General Meeting held on April 30, 1997, filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997.

Pursuant to the terms of the Company's incentive policy adopted by the Company in 1989 or certain employment contracts, executive officers and senior employees of the Company are eligible to receive incentive payments. Incentive payments awarded to executive officers under this plan in 1996 included in the aggregate cash compensation figure provided above were for the period from January 1, 1996 to December 31, 1996. These incentive payments are awarded at the discretion of the Board of Directors based on recommendations from the Compensation Committee. There is no established formula utilized in determining these incentive payments. The award of incentive payments is motivated by the Company's desire to reward past services rendered to the Company and to provide an incentive for continued service to the Company. Incentive payments to be made during 1997 may include amounts related to performance during a portion of 1996 but have not yet been determined.

During the fiscal year ended December 31, 1996, the Company set aside or accrued a total of $13,644 to provide pension, retirement or similar benefits for directors or officers of Vista Gold pursuant to plans provided or contributed to by the Company. As a part of the aggregate cash compensation disclosed above, the Company sponsors a quantified tax-deferred savings plan in accordance with the provisions of section 401(k) of the U.S. Internal Revenue Service Code which is available to permanent U.S.-based employees. Under the terms of this plan, the Company makes contributions of up to four percent of eligible employees salaries. In addition, the Company contributes between two percent and four percent of salaries of permanent Canadian-based employees, including executive officers, depending on length of service and to a maximum of Cdn.$3,500 per year, to the individual's registered retirement savings plan. There are no other such plans to which the Company made any contribution in relation to its directors or officers in 1996.

ITEM 12.         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
                 SUBSIDIARIES.

As of May 14, 1997, the following options to purchase Common Shares were outstanding:

              NUMBER OF
            COMMON SHARES                    EXERCISE                              EXPIRY
             UNDER OPTION                     PRICE                                DATE(1)
           ----------------                 ---------                              ----
              700,000                          1.20                              08/31/1997
              100,000                          1.20                              09/13/1999
               20,000                          1.45                              09/30/2001
              655,000                          1.55                              02/04/2007
              450,000                          1.83                              10/31/2006
              220,000                          2.09                              07/30/2006
              300,000                          2.25                              12/12/2005
              135,000                          2.28                              01/23/2005
               15,000                          2.51                              05/06/2006
              200,000                          2.70                              05/08/2005
              100,000                          2.75                              06/01/2006
               20,000                          2.85                              10/05/2003
               10,000                          2.78                              04/27/2004
              105,000                          2.78                              09/28/2005
               50,000                          3.05                              03/08/2006

--------------------------
(1) Options will expire on the earlier of the expiry date and the date: (i) the option holder is dismissed as an officer or employee of the Company with cause; (ii) 30 days from the date the option holder ceases to be a director, officer or employee of the Company, or ceases to provide consulting or other services to the Company for any reason other than as a result of having been dismissed for cause; or (iii) 90 days from the date the option holder's death.

As of May 14, 1997, directors and officers of Vista Gold as a group held options to purchase 1,740,000 Common Shares.

Information specified in this Item for individually named directors and officers is incorporated by reference from pages 8 to 10 of the Management Information and Proxy Circular prepared in connection with Vista Gold's Annual General Meeting held on April 30, 1997, filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997.

ITEM 13.         INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

During the last three years, there have been no material transactions, nor any proposed transactions, to which the Company was or is to be a party in which any director or officer of Vista Gold, any relative or spouse of a director or officer, any relative of such spouse who has the same home as the spouse, or any director or officer of any parent or subsidiary of Vista Gold had or is to have a direct or indirect material interest.

No director or officer of Vista Gold or any associate of any such officer or director has been indebted to the Company at any time during the last three years.

                                    PART II

ITEM 14.         DESCRIPTION OF SECURITIES REGISTERED.

Not applicable.

                                    PART III

ITEM 15.         DEFAULTS UPON SENIOR SECURITIES.

Since January 1, 1996, there has been no material default in the payment of principal, interest, any sinking or purchase fund instalment, or any other material default not cured within 30 days, with respect to any indebtedness of Vista Gold or any of its consolidated subsidiaries.

ITEM 16.         CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
                 SECURITIES.

Since January 1, 1996, the constituent instruments defining the rights of holders of Common Shares, the only class of registered securities of Vista Gold, have not been materially modified, nor have such rights been materially limited or qualified by the issuance of any other class of securities or by the Amalgamation. During such period, there were no working capital restrictions, no limitations upon payment of dividends and no class of registered securities secured by assets of the Company.

                                    PART IV

ITEM 17.         FINANCIAL STATEMENTS.

The financial statements required by Item 17, included in the Company's Annual Report to shareholders for the year ended December 31, 1996, are incorporated herein by reference and are listed in Item 19.

ITEM 18.         FINANCIAL STATEMENTS.

The registrant has elected to provide financial statements and related information specified in Item 17 in lieu of Item 18.

ITEM 19.         FINANCIAL STATEMENTS AND EXHIBITS

A.       CONSOLIDATED FINANCIAL STATEMENTS OF VISTA GOLD CORP.

         The following consolidated financial statements of the Company and its subsidiaries, included in the Company's Annual Report to shareholders for the year ended December 31, 1996 as filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997 are incorporated by reference in Item 17:

                 Independent Auditor's Report dated March 12, 1997.

                 Consolidated Balance Sheets - at December 31, 1996 and 1995.

                 Consolidated Statements of Earnings (Loss) - Years ended December 31, 1996, 1995 and 1994.

                 Consolidated Statements of Retained Earnings (Deficit) - Years ended December 31, 1996, 1995 and 1994.

                 Consolidated Statements of Changes in Cash Resources - Years ended December 31, 1996, 1995 and 1994.

                 Notes to Consolidated Financial Statements.

B.       FINANCIAL STATEMENT SCHEDULES

         All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

C.       EXHIBITS


         1. Amendments or modifications, not previously filed, to all exhibits previously filed:

                 1.01 Supplemental Warrant Indenture made as of November 1, 1996 between Vista Gold and Montreal Trust with respect to the Warrant Indenture dated April 25, 1996 between Granges and Montreal Trust.

                 1.02 Supplemental Warrant Indenture made as of November 1, 1996 between Vista Gold and Montreal Trust with respect to the Warrant Indenture dated June 7, 1996 between Granges and Montreal Trust.

                 1.03 Termination Agreement dated January 10, 1997 between Granges (U.S.) Inc. and Atlas.

         2. Contracts and other documents executed or in effect during the 1996 fiscal year and not previously filed:

                 2.01 Exploration and Purchase Option Agreement effective June 7, 1996 between Granges and L.B. Mining.

                 2.02 Special Warrant Indenture dated June 7, 1996 between Granges and Montreal Trust.

                 2.03 Warrant Indenture dated June 7, 1996 between Granges and Montreal Trust.

                 2.04     Granges Short Form Prospectus dated July 2, 1996.

                 2.05 Establishment of Operating Credit Facility dated November 22, 1996 from The Bank of Nova Scotia to Vista Gold and accepted by Vista Gold on November 26, 1996.

                 2.06 Credit Agreement dated as of February 20, 1997 between The Bank of Nova Scotia and Hycroft Inc.

                 2.07 Guaranty dated as of February 20, 1997 by Vista Gold in favour of The Bank of Nova Scotia.

         3.      Lists or diagrams requested by the Commission:  None.

         4. Documents incorporated by reference herein (to the extent specifically referenced):

                 3.01 Vista Gold 1996 Annual Report to Shareholders, filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997.

                 3.02 Vista Gold Management Information and Proxy Circular for the Annual General Meeting held on April 30, 1997, filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VISTA GOLD CORP.


Date:   May 19, 1997                    /s/ Michael B. Richings
                                        -----------------------
                                        Michael B. Richings
                                        President and Chief Executive Officer

                                EXHIBIT INDEX



       EXHIBIT
       NUMBER    DESCRIPTION
       -------   -----------

1. Amendments or modifications, not previously filed, to all exhibits previously filed:

        1.01     Supplemental Warrant Indenture made as of November 1,
                 1996 between Vista Gold and Montreal Trust with respect to the Warrant Indenture dated April 25, 1996 between Granges and Montreal Trust.

        1.02     Supplemental Warrant Indenture made as of November 1,
                 1996 between Vista Gold and Montreal Trust with respect to the Warrant Indenture dated June 7, 1996 between Granges and Montreal Trust.

        1.03     Termination Agreement dated January 10, 1997 between
                 Granges (U.S.) Inc. and Atlas.

2. Contracts and other documents executed or in effect during the 1996 fiscal year and not previously filed:

        2.01     Exploration and Purchase Option Agreement effective
                 June 7, 1996 between Granges and L.B.  Mining.

        2.02     Special Warrant Indenture dated June 7, 1996 between
                 Granges and Montreal Trust.

        2.03 Warrant Indenture dated June 7, 1996 between Granges and Montreal Trust.

        2.04     Granges Short Form Prospectus dated July 2, 1996.

        2.05     Establishment of Operating Credit Facility dated
                 November 22, 1996 from The Bank of Nova Scotia to
                 Vista Gold and accepted by Vista Gold on November 26,
                 1996.

        2.06 Credit Agreement dated as of February 20, 1997 between The Bank of Nova Scotia and Hycroft Inc.

        2.07 Guaranty dated as of February 20, 1997 by Vista Gold in favour of The Bank of Nova Scotia.

3.      Lists or diagrams requested by the Commission:  None.

4. Documents incorporated by reference herein (to the extent specifically referenced):

        3.01 Vista Gold 1996 Annual Report to Shareholders, filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997.

        3.02 Vista Gold Management Information and Proxy Circular for the Annual General Meeting held on April 30,
                 1997, filed with the Securities and Exchange
                 Commission under cover of Form 6-K on March 31, 1997.
