Form 20-F
period 1997-12-31
VISTA GOLD CORP
filed 1998-04-08
CIK 783324

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 1997

                                                 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from * to *

 Commission File Number 1-9025
================================================================================

                                VISTA GOLD CORP.
                 Continued under the laws of the Yukon Territory
                                   Suite 3000
                             370 Seventeenth Street
                                Denver, Colorado
                                      80202

================================================================================
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                     NAME OF EACH EXCHANGE
TITLE OF EACH CLASS                                  ON WHICH REGISTERED
-------------------                                  ---------------------
Common shares without par value                      American Stock Exchange
                                                     The Toronto Stock Exchange

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None.

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

None.

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT:

As of December 31, 1997, 89,152,540 Common Shares of the registrant were outstanding.

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO THE FILING REQUIREMENTS FOR THE PAST 90 DAYS:

Yes      [X]      No       [ ]

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

Item 17  [X]      Item 18  [ ]

DOCUMENTS INCORPORATED BY REFERENCE HEREIN:

To the extent herein specifically referenced in Parts I, III and IV, the Management Information and Proxy Circular for Vista Gold's 1998 Annual General Meeting. See Parts I, III and IV.

Document: 3311089; 09

                                TABLE OF CONTENTS


GLOSSARY............................................1
CURRENCY............................................3
METRIC CONVERSION TABLE.............................3
UNCERTAINTY OF FORWARD-LOOKING STATEMENTS...........3

                      PART I

ITEM 1. DESCRIPTION OF BUSINESS.....................4
      Overview......................................4
      Segmented Financial Information...............5
      Corporate Organization Chart..................5
      Significant Developments in 1997..............5
      Subsequent Events.............................6
      Refining and Marketing........................6
      Exploration and Business Development..........8
      Property Interests and Mining Claims..........8
      Reclamation...................................9
      Government Regulation.........................9
      Environmental Regulation.....................10
      Competition..................................10
      Employees....................................10
      Risk Factors.................................10

ITEM 2. DESCRIPTION OF PROPERTIES..................12
      Operations...................................12
      Hycroft Mine.................................13
      Amayapampa and Capa Circa Properties.........16
      Exploration Properties.......................24
      1997 Exploration Expenditures................27
      1998 Exploration Plan........................27

ITEM 3. LEGAL PROCEEDINGS..........................27

ITEM 4. CONTROL OF REGISTRANT......................27

ITEM 5. NATURE OF TRADING MARKET...................28

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS
  AFFECTING SECURITY-HOLDERS.......................29

ITEM 7. TAXATION...................................29

ITEM 8. SELECTED FINANCIAL DATA....................30
      United States$/Canadian $Exchange Rates......31
      Dividends....................................32

ITEM 9. MANAGEMENT'S DISCUSSION
  AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS............................32
      Introduction.................................32
      Results of Operations........................32
      Outlook......................................36

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT......36
      Directors....................................36
      Executive Officers...........................37
      Executive and Audit Committees...............38

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS....38

ITEM 12. OPTIONS TO PURCHASE
  SECURITIES FROM REGISTRANT OR
  SUBSIDIARIES.....................................39

ITEM 13. INTEREST OF MANAGEMENT
  IN CERTAIN TRANSACTIONS..........................40

                      PART II

ITEM 14. DESCRIPTION OF SECURITIES REGISTERED......40

                      PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES...........40

ITEM 16. CHANGES IN SECURITIES
  AND CHANGES IN SECURITY FOR
  REGISTERED SECURITIES............................40

                      PART IV

ITEM 17. FINANCIAL STATEMENTS......................41
      Report of Independent Accountants............41
      Consolidated Financial Statements............42
      Notes to Consolidated Financial Statements...46

ITEM 18. FINANCIAL STATEMENTS......................58

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.........58
      A. CONSOLIDATED FINANCIAL
         STATEMENTS OF VISTA GOLD CORP.............58

      B. FINANCIAL STATEMENT SCHEDULES.............58
      C. EXHIBITS..................................59
OTHER..............................................59
SIGNATURES.........................................60

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

"Atlas" means Atlas Corporation.

"breccia" means rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

"claim" means a mining title giving its holder the right to prospect, explore for and exploit minerals within a defined area.

"Common Shares" means common shares without par value of Vista Gold.

"Continuation" means the continuation of Vista Gold effective December 17, 1997 from British Columbia to the Yukon Territory, Canada under the provisions of the Business Corporations Act (Yukon Territory).

"Corporation" means the consolidated group consisting of Vista Gold Corp. and its subsidiaries Hycroft Resources & Development, Inc., Hycroft Lewis Mine, Inc., Vista Gold Holdings Inc., Vista Gold U.S. Inc., Granges Inc., 3377474 Canada Inc., Vista Gold (Antigua) Corp. and Sociedad Industrial Yamin Limitada.

"cut-off grade" means the minimum grade of ore used to establish reserves.

"Da Capo" means Da Capo Resources Ltd., a predecessor of Vista Gold.

"deposit" means an informal term for an accumulation of mineral ores.

"diamond drill" means a rotary type of rock drill that cuts a core of rock and is recovered in long cylindrical sections, two centimetres or more in diameter.

"dore" means unrefined gold and silver bullion consisting of approximately 90% precious metals which will be further refined to almost pure metal.

"flotation" means a process whereby value minerals are separated from waste by attaching them to air bubbles in a pulp by the use of small amounts of chemicals.

"Granges" means Granges Inc., a predecessor of Vista Gold.

"heap leach" means a gold extraction method that percolates a cyanide solution through crushed ore heaped on an impervious pad or base.

"Hycroft Inc." means Hycroft Resources & Development, Inc., an indirect wholly-owned subsidiary of Vista Gold.

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

The exchange rate at the end of each of the five years to December 31, 1997, and the average, the high and the low rates of exchange for each year in that five year period, are set forth in "Item 8. Selected Financial Data United States$/Canadian$ Exchange Rates". These exchange rates are expressed as the amount of United States funds equivalent to one Canadian dollar, being the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. On March 30, 1998, this noon buying rate was $1.4225 (Cdn.$1.00 equals U.S.$0.7030).

                             METRIC CONVERSION TABLE

TO CONVERT IMPERIAL MEASUREMENT UNITS                TO METRIC MEASUREMENT UNITS              MULTIPLY BY
Acres.............................................   Hectares..............................   0.4047
Feet..............................................   Metres................................   0.3048
Miles.............................................   Kilometres............................   1.6093
Tons (short)......................................   Tonnes................................   0.9071
Gallons...........................................   Litres................................   3.7850
Ounces (troy).....................................   Grams.................................   31.103
Ounces (troy) per ton (short).....................   Grams per tonne.......................   34.286


                    UNCERTAINTY OF FORWARD-LOOKING STATEMENTS

This document, including any documents that are incorporated by reference as set forth on the face page under "Documents incorporated by reference herein", contains forwarding-looking statements concerning, among other things, projected annual gold production, mineral resources, proven or probable reserves and cash operating costs. Such statements are typically punctuated by words or phrases such as "anticipates", "estimates", "projects", "foresees", "management believes", "believes" and words or phrases of similar import. Such statements are subject to certain risks, uncertainties or assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that could cause actual results to differ materially from those in the foregoing forward-looking statements are identified in this document under "Item 1. Description of Business - Risk Factors". Vista Gold assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

                                     PART I


ITEM 1.   DESCRIPTION OF BUSINESS.

OVERVIEW

The Corporation is engaged, directly and through joint ventures, in the exploration for and the acquisition, development and operation of mineral properties in North and South America. Since 1971, the Corporation and its predecessor companies have held participating interests in six mines, four of which were discovered by the Corporation. The Corporation has also operated four of the six mines.

During 1997, the Corporation's principal mining operation and source of earnings was the Hycroft mine (formerly known as the Crofoot/Lewis mine) in Nevada, U.S.A. which produces gold and by-product silver. See "Item 2. Description of Properties - Hycroft Mine". The Corporation owns the Amayapampa and Capa Circa gold properties in Bolivia for which a feasibility study was completed in 1997. See "Item 2. Description of Properties - Amayapampa and Capa Circa Properties". The Corporation also is a party to an option agreement with L.B. Mining Co. under which the Corporation has the right to acquire, and has conducted exploration work on, concessions on 74,130 acres (30,000 hectares) comprising the Guariche gold project in southeastern Venezuela. See "Item 2. Description of Properties - Exploration Properties - Venezuela". The Corporation has approximately 20 additional mineral properties in North and South America covering approximately 130,960 acres (53,000 hectares) in various stages of evaluation. The Corporation owns a 49% equity interest in Zamora Gold Corp., a Canadian mineral exploration company with interests in mineral concessions in southern Ecuador. See "Item 2. Description of Properties Exploration Properties
- Ecuador". The Corporation has approximately 405 full-time permanent employees.

Vista Gold was originally incorporated on November 28, 1983 under the name "Granges Exploration Ltd.". In November 1983, Granges Exploration Ltd. acquired all the mining interests of Granges AB in Canada. On June 28, 1985, Granges Exploration Ltd. and Pecos Resources Ltd. amalgamated under the name "Granges Exploration Ltd." and on June 9, 1989, Granges Exploration Ltd. changed its name to "Granges Inc.". On May 1, 1995, Granges and Hycroft Resources & Development Corporation were amalgamated under the name "Granges Inc.". Effective November 1, 1996, Granges and Da Capo amalgamated under the name "Vista Gold Corp.". Effective December 19, 1997, Vista Gold was continued from British Columbia to the Yukon Territory, Canada under the Business Corporations Act (Yukon Territory).

The current addresses, telephone and facsimile numbers of the offices of Vista Gold are:

      EXECUTIVE OFFICE                  REGISTERED AND RECORDS OFFICE
         Suite 3000                        200 - 204 Lambert Street
   370 Seventeenth Street            Whitehorse, Yukon Territory, Canada
   Denver, Colorado 80202                          Y1A 3T2
 Telephone: (303) 629-2450                Telephone: (867) 667-7600
 Facsimile: (303) 629-2499                Facsimile: (867) 667-7885

During 1997, the Corporation had one mine in operation, the Hycroft mine. Detailed information on the Hycroft mine is contained in "Item 2. Description of Properties - Hycroft Mine".

The Corporation derives all of its current revenues from the sale of gold extracted from the Hycroft mine. In fiscal 1995, 1996 and 1997 revenues from sales of gold were $40 million, $35 million and $40 million, respectively.

SEGMENTED FINANCIAL INFORMATION

The Corporation operates in the mining industry in Canada, the United States and Latin America. For information on the Corporation's sales, earnings from operations and identifiable assets by geographic area, see note 12 to the consolidated financial statements for the year ended December 31, 1997 under "Item 17. Financial Statements - Notes to Consolidated Financial Statements".

CORPORATE ORGANIZATION CHART

The name, place of incorporation, continuance or organization, and percent of voting securities owned or controlled by Vista Gold as of December 31, 1997 for each subsidiary of Vista Gold is set out below.


                                  [FLOWCHART]


SIGNIFICANT DEVELOPMENTS IN 1997

ATLAS CORPORATION

In June 1997, Atlas Corporation announced that it had exchanged its 8,313,076 Common Shares of Vista Gold with the holders of its outstanding exchangeable debentures. As a result of this transaction, Atlas ceased to be a major shareholder of Vista Gold.

AMAYAPAMPA PROJECT

In July 1997, the Corporation completed a feasibility study for the Amayapampa property in Bolivia, and announced that it was proceeding to seek financing for the construction of a mine and related processing facilities. In November 1997, the Corporation revised the feasibility study to reduce the project's size to reflect the impact on the project's economics caused by the significant drop in the price of gold in the latter half of 1997 and lower estimates of gold grade based on the results of additional drilling.

As a result of a further drop in the gold price subsequent to November 1997, the Corporation placed the Amayapampa project on hold pending an increase in the price of gold.

HYCROFT MINE

In response to declining gold prices, the Corporation revised the production plan for the Hycroft mine in the third quarter of 1997 in order to optimize the mine's ore reserves while reducing production costs. Under the revised plan, the mine is expected to produce 380,000 ounces of gold at a direct cash cost of $231 per ounce over the next four year period.

Gold production at the Hycroft mine in 1997 was a record 117,378 ounces. At December 31, 1997, the estimated proven and probable reserves at the Hycroft mine were 25.2 million tons of ore at a grade of 0.02 ounces per ton containing 515,000 ounces of gold at an estimated gold price of $375 per ounce.

CONTINUATION

On December 17, 1997, Vista Gold was continued from British Columbia to the Yukon Territory, Canada under the Business Corporations Act (Yukon Territory) following approval of a special resolution by the shareholders of Vista Gold at an extraordinary general meeting held on that date.

EXPLORATION

In 1997, the Corporation closed its district exploration offices in Reno, Nevada and Lima, Peru in an effort to reduce costs.

SUBSEQUENT EVENTS

In January 1998, the Corporation announced that it had liquidated its forward position in the gold futures market covering approximately 242,000 ounces for net cash proceeds of $9.5 million. To ensure a satisfactory cash margin in 1998 in the current gold price environment, the Corporation has hedged 90,000 ounces of gold at prices between $282 and $286 per ounce.

In January 1998, the Corporation announced plans to temporarily reduce mining activities at the Hycroft mine. Waste rock stripping was halted immediately and ore extraction will be suspended in May 1998. Gold recovery and gold processing will continue from mined and inventoried ore in 1998.

REFINING AND MARKETING

The Hycroft mine produces dore which is processed by Metalor USA Refining Corporation in North Attleboro, Massachusetts. Gold and silver can be sold on numerous markets throughout the world, and the market price is readily ascertainable. Alternate refiners for silver and gold produced from the Hycroft mine are available if necessary. As a result of the large number of available gold and silver purchasers, the Corporation is not dependent upon the sale to any one customer of either its gold or silver.

GOLD AND SILVER SALES

The profitability of gold and silver mining is directly related to the market price of the metal compared with the cost of production. The following is a brief description of factors affecting, and historical trends in, the market prices of gold and silver, which account for most of the Corporation's revenue. A description of the Corporation's hedging and forward sales commitments also follows.

Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, the market value of various currencies (specifically, the United States dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation or its citizens.

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

The following table sets out the annual high and low gold prices per troy ounce in the London bullion market in United States dollars for the years indicated:

                      HIGH              LOW
                      ----              ---
 1997                 $367              $283
 1996                  415               367
 1995                  396               372
 1994                  396               370
 1993                  406               326

On December 30, 1997, the afternoon fixing price of gold on the London bullion market was $290.20 per ounce.

The following table sets out the annual high and low silver price per ounce (Handy & Harmon New York Prices) in United States dollars for the years indicated:

                      HIGH              LOW
                      ----              ---
   1997              $6.21             $4.18
   1996               5.79              4.67
   1995               6.01              4.36
   1994               5.80              4.63
   1993               5.37              3.55

On December 31, 1997, the Handy & Harmon price for silver was $5.95 per ounce.

HEDGING AND METAL SALES COMMITMENTS

The Corporation may from time to time protect against falling gold prices through forward sales of future production. Under this hedging process, the sale price of gold to be delivered at a future date is fixed at the time the forward sale is made, thus eliminating the effect of any future gold price fluctuations. Revenue from these forward sales is recognized when the gold is due to be delivered. At December 31, 1997, the Corporation had forward sales commitments covering approximately 242,000 ounces of gold which were liquidated on January 8, 1998 resulting in net proceeds of $9.5 million. The Corporation then hedged approximately 45,000 ounces through forward sales at a price of $282 per ounce and 45,000 ounces covered by put options at $282 per ounce which were financed by selling call options at $286 per ounce. Vista Gold's Board of Directors regularly reviews its forward sales arrangements. The level of future forward sales will depend in part upon the Corporation's assessment of gold market conditions at the relevant time.

EXPLORATION AND BUSINESS DEVELOPMENT

The Corporation's exploration and business development activities are focused on gold. In the United States, the Corporation has an exploration project at the Hycroft mine located in Nevada. In Bolivia, the Amayapampa properties represent both a development and an exploration project. The Capa Circa, Copacabana and Iroco properties in Bolivia represent exploration targets. In Venezuela, a drill program implemented in 1997 established a 694,000 ounce resource on the Guariche project, which is held under option. In Ecuador, the exploration program in the Nambija gold district primarily on the Mina Real and Comcumay properties will be continued by Zamora, which is 49% owned by Vista Gold.

The Corporation's exploration activities are headquartered in Denver, Colorado, with one district exploration office in La Paz, Bolivia. The exploration department has a permanent staff of two geologists. Consultants and contract personnel are used for specific projects and tasks.

The 1997 exploration program was focused on the Amayapampa and Capa Circa projects in Bolivia, and the Guariche project in Venezuela.

A limited amount of exploration was carried out in Ecuador through Vista Gold's subsidiary, Zamora. Early-stage exploration expenditures of $350,000 were carried out by Kennecott Corporation and Phelps Dodge Corp. on the Corporation's Blackwater-Davidson and Isle Projects in Canada.

Vista Gold's Reno, Nevada and Lima, Peru exploration offices were closed in September 1997 in an effort to reduce costs.

During 1998, a total of $2.5 million is expected to be spent on exploration. Of the $2.5 million, it is expected that $200,000 will be spent in Nevada at the Hycroft mine and $2.3 million will be spent in Latin America, including $300,000 on the Capa Circa, Amayapampa and Copacabana properties in Bolivia. In Venezuela, an estimated $2.0 million is expected to be spent, primarily on drilling at the Guariche project. See "Item 2. Description of Properties - 1998 Exploration Plan". Actual expenditures will vary because of the acquisition of new properties, the results of planned exploration activities and the availability of funds to complete planned and additional exploration and development activities. Vista Gold does not presently have sufficient funds to carry out these planned exploration expenditures. The extent to which the exploration plan is carried out will depend on Vista Gold's ability to raise the necessary funds.

PROPERTY INTERESTS AND MINING CLAIMS

In the United States, most of the Corporation's exploration activities are conducted in the state of Nevada. Mineral interests may be owned in Nevada by
(i) the United States, (ii) the state of Nevada, or (iii) private parties. Where prospective mineral properties are owned by private parties or by the state, some type of property acquisition agreement is necessary in order for the Corporation to explore or develop such property. Generally, these agreements take the form of long term mineral leases under which the Corporation acquires the right to explore and develop the property in exchange for periodic cash payments during the exploration and development phase and a royalty, usually expressed as a percentage of gross production or net profits derived from the leased properties if and when mines on the properties are brought into production. Other forms of acquisition agreements are exploration agreements coupled with options to purchase and joint venture agreements. Where prospective mineral properties are held by the United States, mineral rights may be acquired through the location of unpatented mineral claims upon unappropriated federal land. If the statutes and regulations for the location of a mining claim are complied with, the locator obtains a valid possessory right to develop and produce minerals from the claim. The right can be freely transferred and is protected against appropriation by the government without just compensation. The claim locator also acquires the right to obtain a patent or fee title to his claim from the federal government upon compliance with certain additional procedures.

Mining claims are subject to the same risk of defective title that is common to all real property interests. Additionally, mining claims are self-initiated and self-maintained and therefore, possess some unique vulnerabilities not associated with other types of property interests. It is impossible to ascertain the validity of unpatented mining claims from public real estate records and, therefore, it can be difficult or impossible to confirm that all of the requisite steps have been followed for location and maintenance of a claim. If the validity of a patented mining claim is challenged by the Bureau of Land Management or Forest Service on the grounds that mineralization has not been demonstrated, the claimant has the burden of proving the present economic feasibility of mining minerals located thereon. Such a challenge might be raised when a patent application is submitted or when the government seeks to include the land in an area to be dedicated to another use.

RECLAMATION

Although reclamation is conducted concurrently with mining whenever feasible, the Corporation generally is required to mitigate long-term environmental impacts by stabilizing, contouring, resloping, and revegetating various portions of a site once mining and mineral processing operations are completed. These reclamation efforts are conducted in accordance with detailed plans which have been reviewed and approved by the appropriate regulatory agencies.

The reclamation and closure costs for the Corporation's mines are estimated by management as follows:


Hycroft mine(1).........................................      $7.0 million
Tartan Lake mine(2)......................................      0.7 million
                                                              ------------
                                                              $7.7 million
                                                              ============

-------------------------------
(1) As reported in the Corporation's annual report on Form 20-F for 1994, an amended Crofoot/Lewis Mine Reclamation Plan that included the new Brimstone deposit was submitted to the Nevada Bureau of Land Management (the "BLM") in March 1994. In April 1995, the BLM approved the plan and a surety bond in the amount of $5.1 million was posted to secure reclamation obligations under the plan.
(2) The Tartan Lake mine has not operated since 1989.


These costs are charged to earnings over the life of the mine and the provision to date is $4.5 million.

GOVERNMENT REGULATION

Mining operations and exploration activities are subject to various national, state, provincial and local laws and regulations in the United States, Bolivia, Venezuela, Canada and other jurisdictions, which govern prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. The Corporation has obtained or has pending applications for those licences, permits or other authorizations currently required to conduct its operations. The Corporation believes that it is complying in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the United States, Canada, Bolivia, Venezuela and the other jurisdictions in which the Corporation operates. There are no current orders or directions with respect to the foregoing laws and regulations.

ENVIRONMENTAL REGULATION

The Corporation's mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive. The Corporation's policy is to conduct business in a way that safeguards public health and the environment. The Corporation believes that its operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where the Corporation operates could require additional capital expenditures and increase operating and/or reclamation costs. Although the Corporation is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

During 1997, there were no material environmental incidents or non-compliance with any applicable environmental regulations.

COMPETITION

The Corporation competes with other mining companies in connection with the acquisition of gold and other precious metals properties. There is significant and increasing competition for the limited number of gold acquisition opportunities, some of which is with other companies having substantially greater financial resources than the Corporation. As a result, the Corporation may eventually be unable to acquire attractive gold mining properties. The Corporation believes no single company has sufficient market power to affect the price or supply of gold in the world market.

EMPLOYEES

As at December 31, 1997, the Corporation had approximately 405 permanent full-time employees, of which 200 were employed at the Hycroft mine site, 190 were employed in Bolivia, four were employed in exploration activities and 11 were employed at Vista Gold's executive office other than in exploration activities. One hundred and eighty of the Corporation's employees are represented by a labour union in Bolivia. The Hycroft mine has never experienced a loss of production due to work stoppages. The Corporation considers its relations with its employees to be excellent.

RISK FACTORS

Fluctuating Prices

The Corporation's revenues are expected to be, in large part, derived from the mining and sale of gold and other precious metals or interests related thereto. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the control of the Corporation, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of precious metals, and therefore the economic viability of any of the Corporation's projects, cannot accurately be predicted.

Exploration and Development

All of the mineral properties which Vista Gold owns, other than the Hycroft mine, are in the exploration and development stages only. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Vista Gold's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of Vista Gold.

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

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Vista Gold has direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. Although the Corporation has obtained liability insurance in an amount which they consider adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Corporation might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs that could have a materially adverse effect upon their financial condition.

Minority Interest in Properties

Third parties hold minority interests in certain of the Corporation's properties. Under Bolivian law, a minority interest in a mining concession is an undivided interest in that concession and the holder of such a minority interest may take action to restrict all exploration and development of the mining concessions by the holder of the majority interest if such exploration and development is conducted without the minority owner's permission. Furthermore, if the majority and minority parties wish to separate their interests, but are unable to agree as to the method of division or purchase of the property, the parties must file a request for division before a Bolivian civil court.

Calculation of Reserves and Gold Recovery

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades being mined or dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of the Corporation's properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental Factors

All phases of the Corporation's operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than themselves. Competition in the mining business could adversely affect the Corporation's ability to acquire suitable producing properties or prospects for mineral exploration in the future.

Conflicts of Interest

Certain directors of the Corporation are officers and/or directors of, or are associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the company in question and will abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, the company in question will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Yukon Territory, the directors of all companies are required to act honestly, in good faith and in the best interests of a company for which they serve as a director.

Title to Assets

Although the Corporation has reviewed and is satisfied with the title for all mineral properties in which they have a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.

Political and Economic Instability in South America

Certain of the Corporation's exploration and development activities occur in Venezuela, Bolivia and Ecuador. As a result, the Corporation may be affected by risks associated with political or economic instability in those countries. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labour instability or militancy, mineral title irregularities and high rates of inflation. Changes in mining or investment policies or shifts in political attitude in the aforementioned countries may adversely affect Vista Gold's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Foreign Currency

The Corporation's operations throughout North and South America render the Corporation subject to foreign currency fluctuations which may materially affect financial position and results. The Corporation does not engage in currency hedging to offset any risk of currency fluctuations.


ITEM 2.  DESCRIPTION OF PROPERTIES.

OPERATIONS

Detailed information is contained herein with respect to the Hycroft mine (formerly known as the Crofoot/Lewis mine), and the Amayapampa and Capa Circa properties. Vista Gold holds the Hycroft mine through its wholly-owned subsidiaries, Hycroft Inc. and Hycroft Lewis. The reserves and average grades provided herein for the Hycroft mine have been estimated by the Corporation. Vista Gold holds the Amayapampa and Capa Circa properties through its 100% interest in Sociedad Industrial Yamin

Limitada, a Bolivian limited partnership. Estimates of reserves and production herein are subject to the effect of changes in metal prices and to the risks inherent in mining and processing operations. See "Item 1. Description of Business - Risk Factors".

HYCROFT MINE

The Hycroft mine and related facilities are located 54 miles (86 kilometres) west of Winnemucca, Nevada. The mine is an open-pit, heap leaching operation which produces gold and by-product silver. The Lewis mine was originally a sulphur mine. In 1983, it commenced operation as a small heap leach gold mine. The Corporation acquired the Lewis mine in early 1987 and completed construction of the adjacent Crofoot mine project in April 1988. In early 1989, the two mines were consolidated into a single operation under an ore purchase agreement, with ore from both properties processed through the larger and more efficient Crofoot plant. Hycroft Inc. began stripping at the new Brimstone pit, located one mile to the east of the existing Central Fault pit, in April 1996 and commenced construction of a new 3 million square foot leach pad and a 2,800 gallon-per-minute leach solution processing plant in the summer of the same year. Ore from the Brimstone pit was hauled to the new leach pad beginning in September 1996 and the Brimstone plant commenced operation in February 1997. In 1997, the Hycroft mine produced 117,378 ounces of gold and 479,920 ounces of silver.

DESCRIPTION OF PROPERTIES

The Crofoot and Lewis properties together comprise approximately 9,600 acres (3,885 hectares). The Crofoot property, originally held under two leases, covers approximately 3.600 acres (1,460 hectares). The Lewis property, which virtually surrounds the Crofoot property, is held through a lease which covers approximately 6,000 acres (2,430 hectares). The mine is accessible by road and has access to adequate supplies of water and power. The major mining facilities consist of mobile mining equipment, a three stage crushing and conveying system (currently idle), four leach pads, two Merrill-Crowe gold-silver recovery plants and associated maintenance and support facilities.

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

The known gold mineralization within the Crofoot and Lewis properties extends for a distance of 3 miles (4.8 kilometres) in a north-south direction by 1.5 miles (2.5 kilometres) in an east-west direction. Mineralization extends to a depth of less than 330 feet (100 metres) in the outcropping to near-outcropping portion of the deposit on the northwest side to over 990 feet (300 metres) in the Brimstone deposit in the east. Not all the mineralization is oxidized and the depth of oxide ore varies considerably over the area of mineralization. The determination of whether mineralization can be mined economically is dependent on the grade of mineralization, the depth of overburden and the degree of oxidation.

In 1992, Hycroft Inc. exercised its options to convert its leasehold interests in the Crofoot property into a 100% ownership interest in the patented mining claims, a 100% possessory interest in the unpatented claims and a 100% interest in the incidental rights thereto, all subject to four percent net profits royalties and excluding rights to sulphur. No royalty payments were made in 1995, 1994 and 1993 because minimum royalty payments made prior to 1993 aggregating $2.8 million were available for credit against the royalty obligations. The Crofoot lease/purchase agreement was amended in 1996 to provide for minimum advance royalty payments of $120,000 on January 1 of each year in which mining occurs. An additional $120,000 payment is due if ore production exceeds 5.0 million tons from the Crofoot property in any calendar year. All advance royalty payments are available as credit against the four percent net profits royalty. The aggregate acquisition cost to Hycroft Inc. was $6,881,481 and was financed by the issuance of Common Shares to Vista Gold and the assumption of certain debts associated with the Lewis mine. The leasehold interest in the Lewis property extends until January 1, 2013 or for so long thereafter as Hycroft Lewis continues to conduct commercial mining operations on the property.

The Lewis lease provides for the payment to the lessor of a five percent net smelter return royalty on gold production. The royalty increases for ore grades above 0.05 ounce per ton and is offset by annual advance minimum royalties. The Corporation has the right to commingle the ore from the Lewis property with ore from the adjoining Crofoot property under an agreement with the lessor of the Lewis property.

The ore reserves in the Brimstone deposit, which lies partially on the Crofoot property and partially on the Lewis property, are being processed on the newly constructed Brimstone leach pad. The allocation of metal produced from the commingled Crofoot and Lewis ores on the Brimstone pad is calculated using methods consistent with industry standards.

MINING AND PROCESSING

During 1997, Hycroft Inc. excavated 2.53 tons of waste for each ton of ore mined. The ratio of ore-to-waste mined until May 1998, at which time ore extraction will be suspended temporarily, is expected to be 0.49 tons of waste to one ton of ore. Waste stripping was suspended in January 1998.

Until November 1996, higher grade ore was crushed prior to treatment on the leach pads. Currently, all ore is hauled directly to the leach pads without crushing. Dilute alkaline cyanide solution is pumped from a pond to the heap surface and distributed evenly over the crushed and run-of-mine ore through a network of pipes and irrigation sprinklers or drip emitters. The solution percolates down through the layers of ore, preferentially leaching gold and silver from the rock. This pregnant solution, containing dissolved gold and silver, flows along the surface of the impervious leach pad to a collection ditch from which it drains into one of two pregnant solution ponds. The low-grade solutions are recirculated to the heaps to increase the amount of gold in the solution, and the high-grade solution is pumped directly to the recovery plant where the gold and silver are extracted. The process is a zero-discharge closed circuit.

The Crofoot recovery plant can process up to 3,000 gallons of solution per minute from leach pads 1, 2 and 3 (18,000 tons of solution per day) and the new Brimstone recovery plant can process up to 2,800 gallons-per-minute of solution from the Brimstone leach pad (also referred to as pad 4). This process includes filtering to remove particulates, de-aeration to remove dissolved oxygen and introduction of small quantities of zinc dust. The dissolved gold and silver precipitate out of the solution onto the zinc particles which are then removed by a second stage of filtration. The barren solution is returned to the leaching circuit. The precipitate is treated to remove mercury, then mixed with fluxes and smelted to yield a dore bar. Dore bars are shipped offsite for refining and sale. Gold and silver production from the Hycroft mine is refined by Metalor USA Refining Corporation. Alternate refiners are available if necessary.

ORE RESERVES

Total mineable ore reserves at the Hycroft mine as at January 1, 1998 were estimated by the Corporation to be 25.2 million tons grading 0.02 ounces of gold per ton based on a gold price of $375 per ounce, of which 23.4 million tons are identified as proven reserves and 1.8 million tons as probable reserves.

This compares to proven and probable reserves at January 1, 1997 of approximately 47.2 million tons grading 0.019 ounces of gold per ton, with 43.5 million tons identified as proven reserves and 3.7 million tons as probable reserves. The reduction in part was due to ore mined during 1997 and in part due to some mineralization becoming uneconomic to mine due to a lower gold price ($375 per ounce). Estimated contained gold as of December 31, 1997 was 515,000 ounces, compared to 897,000 ounces as of December 1996. Mining and processing of these reserves is planned with an estimated ultimate average recovery of 75% of the contained ounces. All of the total reserves are within the Brimstone deposit. Approximately 81% of the ore reserves are on patented mining claims and 19% are on unpatented claims. See "Item 1. Description of Business - Property Interests and Mining Claims".

In 1997, no gold reserves were added to the Hycroft mine. Current proven and probable ore reserves will enable the Corporation, at current operating rates and metal prices, to produce gold to the year 2000, assuming there is no resumption of waste stripping and ore extraction.

The Hycroft mine ore reserves consist of the estimated quantities of mineralized material which, on the basis of geological and engineering data, can be demonstrated with a reasonably high degree of certainty to be recoverable by established mining and treatment methods. Only that material estimated to contain mineral values in excess of current cut-off grades in mining operations is included.

Ore reserves are adjusted annually by the Corporation by the amount extracted in the previous year, by the additions and deletions resulting from new geological information and interpretation and from changes in operating costs and metal prices. Ore reserves are not revised in response to short-term cyclical price variations in metal markets.

OPERATING STATISTICS

Operating statistics for the Hycroft mine for the period 1993 to 1997 were as follows:

                                                                            YEARS ENDED DECEMBER 31
                                                               -----------------------------------------------------
                                                                 1997        1996        1995       1994       1993
                                                               -------      ------     -------    -------     ------
Ore and waste material mined (000's of tons)..............      37,531      36,882      37,279     26,438     23,015
Strip ratio...............................................        2.53         1.8         2.7        2.0        3.0
Ore processed (000's of tons)(1)..........................      10,629      13,060       9,931      9,255      5,720
Ore grade (oz. gold/ton)..................................       0.020       0.018       0.019      0.020      0.023
Ounces of gold produced...................................     117,378      89,381     101,128     94,868     86,516
Direct cash operating costs ($/oz. of gold)(2)............         246        $274        $272       $294       $281


-------------------------------
(1) Ore processed means ore placed on pads but not necessarily leached during the year.
(2) Direct cash operating costs which is the sum of mining costs (excluding deferred waste stripping) and processing and mine administration cost, net of silver credits.

Gold production for 1997 was up 31% from 1996. Increased production was partly due to expanded pumping facilities at the Crofoot leach pads and start-up of the Brimstone pad and plant.

MINE SITE EXPLORATION

In 1997, exploration activity at the Hycroft mine was limited due to depressed metal prices. There is significant potential to extend oxide mineralization to the south, along strike, at both the Central Fault and Brimstone deposits, but the greatest upside lies in the largely unexplored sulfide mineralization below the Brimstone deposit.

Current reserves at Brimstone are limited to the oxide cap of an apparently large but previously unexplored gold-bearing sulfide system. Two diamond drill holes, drilled in 1996 and earlier, have intercepted mineralized sulfides averaging 0.023 ounces per ton gold and 0.5 ounces per ton silver over intervals exceeding 500 feet (153 metres) in thickness. Vista Gold intends to investigate this resource when market conditions improve.

AMAYAPAMPA AND CAPA CIRCA PROPERTIES

AMAYAPAMPA PROPERTY

Summary

The Amayapampa property consists of 24 mining concessions covering 1,989 acres (805 hectares) plus an additional 16,803 acres (6,800 hectares) in regional exploration and exploitation concessions. The deposit is approximately 1,970 feet (600 metres) in strike length, 98 to 230 feet (30 to 70 metres) in width, and extends to over 656 feet (200 metres) in depth. Gold occurs free and associated with sulfides in a structural zone in which quartz veins were emplaced then sheared prior to introduction of sulfides and gold mineralizing solutions. Prior to the Amalgamation, CEM mined the Amayapampa deposit using primarily open-stope methods at a rate of approximately 220 tons (200 tonnes) of ore per day, and processed the ore in two mills on site. See "Ownership" and "History".

In 1997, the Corporation completed drilling to determine the lateral extent of economic mineralization and to infill areas where adequate drill spacing had not been achieved. The Corporation also revised its feasibility study on the Amayapampa property in November 1997. The revised study projected that average annual gold production from the mine would be approximately 30,000 ounces at an average direct cash cost of $155 per ounce. At a gold price of $325 per ounce, the project is expected to generate an after-tax internal rate of return of approximately 19% (16% at $310 per ounce). The revised plan also contemplates re-opening the Capa Circa mine approximately six miles from the Amayapampa site with the ore transported to the Amayapampa mill for processing. Together, the two mines would have an estimated total production of 35,000 to 40,000 ounces of gold per year with an estimated average direct cash cost of $154 per ounce.

Location and Access

The Amayapampa property is located 186 miles (300 kilometres) southeast of La Paz in the Chayanta Municipality, Bustillos Province, Department of Potosi, in southwestern Bolivia (Latitude: 18(degree)34.5"S, Longitude: 66(degree)22.4"W). Access is via 167 miles (268 kilometres) of paved road from La Paz to Machacamarca near Oruro, followed by 62 miles (100 kilometres) of gravel road to Lagunillas, then nine miles (14 kilometres) of dirt road to Amayapampa. Total driving time is about six hours. Charter air service is available to Uncia, 22 miles (35 kilometres) from the project.

The Amayapampa property is situated within the moderately rugged Eastern Cordilleran region of Bolivia with elevations varying from 12,300 to 13,450 feet (3,750 metres to 4,100 metres) above sea level. The area is generally arid with a defined rainy season during the summer months of November through April. There is little or no precipitation during the rest of the year.

Ownership

On April 28, 1994, Da Capo entered into an agreement with Mr. David Anthony O'Connor of Casilla 11314, La Paz, Bolivia and La Compania Minera Altoro S.R.L. ("Altoro") of Casilla 11314, La Paz, Bolivia, both parties at arm's length to Da Capo, which was amended by agreements dated June 10, 1994 and July 15, 1994 (the "Altoro/O'Connor Agreement"), pursuant to which Mr. O'Connor and Altoro assigned to Da Capo:

(a) Altoro's exclusive right and option to acquire a 51% interest in eight mining concessions that constitute a part of the Amayapampa property (and a further option to acquire an additional 19% interest in such concessions), pursuant to an option agreement dated March 22, 1994 (the "Amayapampa Option") between Altoro and Raul Garafulic Gutierrez ("R. Garafulic") of Ave. Argentina No. 2057, Casilla 9285, La Paz, Bolivia and Compania Explotadora de Minas S.A. ("CEM", and collectively with R. Garafulic, the "Amayapampa Vendors") of Calle San Salvador 1421, Casilla 4962, La Paz, Bolivia. The Amayapampa Vendors are both parties at arm's length to Da Capo;

(b) Mr. O'Connor's exclusive right and option to acquire the Capa Circa property pursuant to an option agreement dated January 12, 1994 (the "Yamin Option Agreement") between Mr. O'Connor and Yamin. See "Capa Circa Property - Ownership"; and

(c) a 100% interest in the Santa Isabel Property, for which an exploration concession application had been made on behalf of Altoro.

As consideration for the assignment of the above interests, Da Capo issued a total of 1,000,000 Da Capo Common Shares to Mr. O'Connor between June 30, 1994 and April 16, 1996.

On February 5, 1996, Da Capo exercised the Amayapampa Option and acquired a 51% interest in the eight mining concessions that constitute a part of the Amayapampa property in consideration for: (i) the cancellation of a loan in the amount of $2,425,000 which had been previously made by Da Capo to R. Garafulic on December 22, 1994; and (ii) payment of $75,000 by Da Capo to R. Garafulic between March 22, 1994 and September 22, 1994.

On March 8, 1996, Da Capo entered into an agreement (the "Amayapampa Acquisition Agreement") with the Amayapampa Vendors to acquire the following interests in the Amayapampa property:

(a) R. Garafulic's remaining 24% interest in two mining concessions (the Gran Porvenir and Chayentena concessions) that are part of the Amayapampa property;

(b) R. Garafulic's 49% interest in six mining concessions that are part of the Amayapampa property; and

(c) CEM's 100% interest in 16 mining concessions that are part of the Amayapampa property.

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

Ms. Elizabeth Mirabel, a resident of Bolivia at arm's length to Vista Gold, holds the remaining 25% interest in the Gran Porvenir and Chayentena mining concessions, which constitute 604 hectares of the Amayapampa property. On June 28, 1996, Da Capo and Ms. Mirabel entered into a lease agreement (the "Lease") under which Ms. Mirabel granted a lease for her 25% interest in the two mining concessions in favour of Da Capo for a term of ten years commencing July 10, 1996 and renewable for an additional ten year term. During the first two years of the Lease, Da Capo will pay Ms. Mirabel $7,000 per month, and $10,000 per month for the subsequent eight years.

As a result of the Amalgamation with Da Capo, Vista Gold acquired the Amayapampa property.

History

The Amayapampa district was initially mined on a very small scale by indigenous peoples prior to the arrival of the Spanish conquistadors and small-scale mining continued during the Spanish colonial period into modern times. Prior to the Amalgamation, CEM mined the Amayapampa deposit using primarily open-stope methods at a rate of about 220 tons (200 tonnes) of ore per day and processed the ore in two mills on site. At that time, the Amayapampa mine was one of the largest producing underground gold mines in Bolivia and consisted of 32 levels of underground development. Upper level, generally oxidized ore was removed via the upper Virtus Adit (13,450 feet/4,100 metres) and trucked to the Porvenir mill, while lower sulfide ore was dropped by ore passes to the 2,790 foot (850-metre) long Virquicocha Adit (13,025 feet/3,970 metres) and taken out by electric locomotives to the Virquicocha mill. At both mills, gold was recovered via amalgam plates and gravity tables. The lower mill included a flotation circuit to upgrade the pyrite concentrate. Approximately 150 people worked at the mine and lived locally at the village of Amayapampa and at other small camps near the mine.

Since the Amalgamation, mining has ceased and the old mills removed as per an agreement with the previous owner. The Corporation has kept the miners employed in exploration, development and socio-economic projects during the period when the feasibility study was being prepared.

Geology

The Amayapampa property is located along the east flank of a north-south trending regional anticline near the top of the Ordovician sequence. The Amayapampa deposit underlies a north-northwest trending ridge approximately 0.3 miles (0.5 kilometres) east of the town of Amayapampa. The deposit is defined by about 48 diamond drill holes; 96 reverse-circulation drill holes; and 315 underground channel samples totalling 17,585 feet (5,360 metres) from more than 200 accessible cross-cuts in 43 different levels and sub-levels extending over a vertical distance of 682 feet (208 metres). The deposit is approximately 1,969 feet (600 metres) in strike length, 98 to 230 feet (30 to 70 metres) in width and has an overall dip of the mineralized envelope of 80 to 90 degrees west. The depth extent of continuous mineralization is in excess of 656 feet (200 metres) to about the 12,795 foot (3,900 metre) elevation, although some mineralization is present below this depth.

Da Capo channel, core drill and reverse-circulation drill hole samples were analyzed at Bondar-Clegg Laboratories in Oruro, Bolivia, with check samples analyzed at Chemex Laboratories in Vancouver, British Columbia. Because of the coarse gold particles and concerns about nugget effect, all samples were processed using the Hammer Mill Process (similar to a metallic screen assay). In addition to check assaying, Vista Gold has continued to use Bondar-Clegg and the Hammer Mill Process to analyze its samples, and in addition, has had an on-going check assay program in place for samples generated by Vista Gold's exploration and development program. Approximately 225 random assay pulps were check-assayed by three laboratories (American Assay Laboratory in Reno, Nevada, Cone Geochemical Inc. in Lakewood, Colorado, and Rocky Mountain Geochemical in Salt Lake City, Utah) and compared to original pulp assays with generally good agreement. Approximately 600 reverse-circulation drill hole sample splits from the Da Capo program were assayed and used to verify assays obtained from the original reverse-circulation sample splits. Sample splits are duplicate samples taken at the drill rig at the time of drilling.

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

Oxidation effects are pervasive from the surface to depths of 66 to 98 feet (20 to 30 metres), with only partial oxidization below those depths. Hydrothermal alteration effects evident in fresh rock are minor, and occur as coarse sericite (muscovite) in thin (0.08 to 0.20 inch/2 to 5 millimetre) selvages along some quartz veins. In addition, chlorite is present in and adjacent to some quartz veins, but this presence may be a product of low grade metamorphism. Alteration effects are minimal overall, except for surface oxidization.

Mineralization is composed of quartz veins and sulfides and both constitute a visual guide to ore. Quartz veins, actually pre-gold, are a locus for later gold mineralization. Quartz veins are typically a few centimetres to two feet (0.5 metres) in width and commonly occur as sub-parallel vein sets. The strike extent can be 164 to 246 feet (50 to 75 metres) or more for any one vein or vein set, but the dip extent is not as well established and probably ranges up to 66 to 98 feet (20 to 30 metres). Multiple vein sets are present in the overall mineralized envelope and veins commonly pinch and swell along strike and down dip.

Sulfide mineralization entered the multiple fractures to deposit predominantly pyrite within and adjacent to quartz veins, as sulfide veinlets in the host rocks and as clots of coarse sulfides and disseminations of sulfide grains along fractures in the black argillites. Locally, sulfide disseminations are more prevalent in the quartzite/siltite interbeds than in the argillites. The total sulfide concentration for the overall mineralized zone is estimated at 3 to 5%.

Petrographic examination of the sulfide mineralization shows pyrite to dominate at plus 95% of the total sulfides; arsenopyrite is also present, as are minor amounts of chalcopyrite, galena, sphalerite, stibnite and tetrahedrite. Gold is present as free gold in association with pyrite, on fractures within pyrite and attached to the surface of pyrite and is often visible as discrete grains on fractures in quartz and argillite. Gold grains exhibit a large size-range, with much of the gold being relatively coarse at 40 to 180 microns. All gold grains display irregular shapes with large surface areas. No gold was noted to be encapsulated in either quartz or sulfide. The content of gold grains was verified as over 97% gold by scanning-electron-microprobe analysis.

1997 Exploration

From January to April 1997, the Corporation completed 35,433 feet (10,800 metres) of diamond core and reverse-circulation drilling at Amayapampa to define the limits of economic mineralization in all directions except to depth. Depth extension beyond that tested to just over 656 feet (200 metres), will be done at some future date. However, siting of processing and ancillary facilities takes into account possible pit expansions for deep ore potential.

District-scale exploration potential exists for defining styles of gold mineralization similar to Amayapampa, which could be developed as satellite ore bodies. Specific targets on the Corporation's properties include the drill-inferred, potentially underground mineable, vein mineralization at Capa Circa, an untested surface geochemical target at Irpa Irpa, and raw exploration targets elsewhere within a 10 kilometre radius of Amayapampa.

Revised Feasibility Study

The Corporation also revised its feasibility study on the Amayapampa project in November 1997. The revised study projected that average annual gold production from the mine would be approximately 30,000 ounces at an average direct cash cost of $155 per ounce. At a gold price of $325 per ounce, the project is expected to generate an after-tax internal rate of return of approximately 19% (16% at $310 per ounce). The revised plan also contemplates re-opening the Capa Circa mine approximately six miles from the Amayapampa site with the ore transported to the Amayapampa mill for processing. The two mines would have an estimated total production of 35,000 to 40,000 ounces of gold per year with an average direct cash cost of $154 per ounce.

The revised project is smaller than originally contemplated. It would include an open pit mine at Amayapampa and a plant designed to process 1,650 tons (1,500 tonnes) of ore per day. A simplified flow sheet using gravity and carbon in-leach circuit is projected at a metallurgical recovery of 85% and produce approximately 30,000 ounces of gold per year from the Amayapampa mine. The revised study contemplates, over a two year period, the modernization of the Capa Circa underground mine to increase production from Capa Circa to 220 tons (200 tonnes) per day. The Capa Circa ore has similar metallurgical characteristics to the Amayapampa ore and will be processed in the same plant producing an additional estimated 10,000 ounces of gold per year.

The Corporation estimates that the total capital cost for the Amayapampa project will be approximately $20.0 million, including a 20% contingency and necessary working capital.

Based on a gold price of $325 per ounce, the proven and probable reserves at Amayapampa are calculated to be 9.8 million tons (8.9 million tonnes) grading
0.054 ounces per ton including dilution, containing 527,000 ounces of gold.

A decision whether to proceed with the project will depend on a number of factors including improved gold prices and obtaining financing for construction of the project on terms acceptable to the Corporation.

CAPA CIRCA PROPERTY

Summary

The Capa Circa property consists of four partly overlapping mining concessions covering 117 hectares. Until the Amalgamation became effective, the Capa Circa property was mined primarily by open stopping methods at a rate of approximately 20 tonnes per day. Mineralization on the Capa Circa property is similar to that of the Amayapampa deposit, but consists of discrete veins within a mineralized zone approximately 490 feet (150 metres) wide that can be traced for about 1,970 feet (600 metres) along strike.

Location and Access

The four overlapping mining concessions that constitute the Capa Circa property cover a total area of 117 hectares.

The Capa Circa property is located 186 miles (300 kilometres) southeast of La Paz in Bustillo Province, Department of Potosi, in south-central Bolivia (Latitude: 18(degree) 34.5" S; Longitude: 66(degree) 22.4" W). The Capa Circa property is accessible via gravel road from Oruro to Llallagua/Uncia (68 miles/110 kilometres or approximately 2 1/2 hours) and a dirt road southeast from Uncia to the villages of Lagunillas and Chuqui Uta (approximately 1/2 hour). A short 1.2 mile (two kilometre) spur road leads east to the Capa Circa property from a point approximately 4.3 miles (seven kilometres) south of Lagunillas. A local power line runs along the east side of the Capa Circa property and supplies power to the present Capa Circa mine.

The property is situated within the moderately rugged Eastern Cordilleran region of Bolivia with elevations varying from 12,300 to 13,450 feet (3,750 to 4,100 metres) above sea level. The area is arid with rain falling minimally as thunder showers during the summer months of January to March. Occasional snow is reported during the drier winter months of May to August.

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

Under the terms of a letter agreement (the "Yamin Letter Agreement") dated January 22, 1996 between Da Capo and Boris Yaksic and other members of the Yaksic family (collectively, the "Capa Circa Vendors") of Santa Rosa de Capa Circa, Casilla 3544, Cochabamba, Bolivia, who are all parties at arm's length to Da Capo and who collectively owned a 100% interest in Yamin, Da Capo would acquire a 100% beneficial interest in Yamin in consideration for payment of $500,000 and the issuance of 700,000 Common Shares with a guaranteed value of $1,555,000 to the Capa Circa Vendors on the date of signing a more formal agreement. The Yamin Letter Agreement was formalized by a purchase and sale agreement (the "Yamin Acquisition Agreement") dated as of March 1, 1996 among Da Capo, O'Connor and the Capa Circa Vendors, pursuant to which Da Capo and O'Connor acquired an 80% and 20% interest, respectively, in the shares of Yamin in consideration for payment of $500,000 and the issuance of 700,000 special warrants (the "Capa Circa Special Warrants") with a guaranteed value of $1,555,000. On August 14, 1996, Da Capo issued 700,000 Common Shares for no additional consideration upon the deemed exercise of the Capa Circa Special Warrants. Under the terms of a separate trust agreement (the "Trust Agreement") dated March 1, 1996 between Da Capo and O'Connor, O'Connor held his shares of Yamin as trustee for the benefit of Da Capo, with the result that Da Capo was effectively the beneficial owner of 100% of the shares of Yamin.

Yamin is a Bolivian limited liability company and was, at the time of the Yamin Acquisition Agreement, the sole owner of: (a) a 100% interest in the four mining concessions (the Santa Rosa, San Mateo, Innocentes and Santa Benigna concessions), which comprise the Capa Circa property; (b) the mill, machinery, tools, equipment and vehicles employed in Yamin's small-scale underground gold mining operations on the Capa Circa property; and (c) approximately 16,536 tons (15,000 tonnes) of pyritic tailings located on the Capa Circa property.

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

As a result of the Amalgamation with Da Capo, Vista Gold acquired the Capa Circa property.

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

The previous owners mined the Capa Circa deposit using underground methods at an estimated rate of 20 to 30 tonnes per day until shutdown upon the Amalgamation becoming effective.

Geology

The Capa Circa geology and mineralization are similar to the Amayapampa property. The Capa Circa property is hosted by Upper Ordovician shales and sandstones on the east limb of a regional anticline. The Capa Circa mineralization is hosted by a series of high angle, east dipping quartz veins in a 429 foot (150 metre) wide envelope. The mineralization is zoned, with antimony mineralization more prevalent in the eastern section. The Capa Circa mineralization is approximately 1,970 feet (600 metres) in length along strike and 820 feet (250 metres) down near-vertical dip. Further exploration may extend the strike length and may find down-dip extensions.

Previous Exploration

Exploration by the Corporation consisted of surface trenching, underground mapping and channel sampling, and core drilling. Thirteen core holes were drilled in 1995 for a total of 8,022 feet (2,445 metres). The holes were drilled largely with HQ size core and total recovery averaged 93% overall. Several of the holes were drilled from underground locations. Sample intervals were selected geologically, and in some cases were up to 19.7 feet (six metres) in length.

Channel samples were collected from 8,054 feet (2,455 metres) of underground workings representing 20 different levels and sublevels, extending over a vertical distance of 459 feet (140 metres). Channel samples are collected at five metre intervals, with channels four to six inches (10 to 15 centimetres) wide and 0.8 to 1.2 inches (two to three centimetres) deep.

All exploration samples in the Capa Circa database were analyzed at Bondar-Clegg Laboratories in Oruro, Bolivia. Because of the coarse gold particles and concerns about nugget effect, all samples were processed using the Hammer Mill Process (similar to a metallic screen assay).

1997 Exploration

During 1997, over 2,000 channel samples were taken on drifts and cross-cuts in the Capa Circa mine. The results of these assays, taken with earlier drilling and channel sampling, confirm the presence of high-grade shoots of mineralization in the lower portions of the mine. The Capa Circa mine has essentially identical geology to Amayapampa, except that the gold bearing veins and structures are more widely spaced. The presence of at least six zones of lower grade mineralization surrounding the veins has been established. These zones are 328 to 492 feet (100 to 150 metres) in strike extent and are 98 to 164 feet (30 to 50 metres) in width, and may represent bulk mining targets.

Mineral Inventory

Sufficient data is lacking to determine a mineral inventory, but the Corporation's preliminary investigations indicated that the mineralization encountered by drilling and underground sampling in Da Capo's explorations program will require extraction by underground mining methods.

Exploration Potential

At the Capa Circa property, the mineralization is open at depth. Additional potential also exists along strike in the mineralized zone. Significant additional drilling is required to determine a Capa Circa mineral inventory and to test the mineralized zone at depth and along strike.

EXPLORATION PROPERTIES

UNITED STATES

In 1997, Vista Gold disposed of its interests in all exploration properties, other than the Hycroft mine, and has temporarily suspended its United States exploration program.

VENEZUELA

In June 1996, Vista Gold acquired an option to purchase a 100% interest in mining concessions covering 74,130 acres (30,000 hectares) comprising the Guariche gold properties in southeastern Venezuela pursuant to an option agreement (the "Guariche Option Agreement") with L.B. Mining Co.

The Guariche Option Agreement requires a minimum work commitment of $500,000 for a minimum of 8,200 feet (2,500 metres) of drilling. These commitments were satisfied by the exploration program undertaken in 1997. The option will become exercisable during a 150 day period following receipt of evidence of L.B. Mining's ownership of the necessary exploitation concessions and occupancy permits for the properties and upon the Corporation being satisfied there are no remaining overriding interests. Upon satisfaction of those conditions, Vista Gold is required to make option payments aggregating $275,000, less $85,000 which the Corporation has advanced to L.B.
Mining.

The purchase price for the properties if the option is exercised under the present terms of the Guariche Option Agreement is $15,000,000 payable as to $10,000,000 in cash and $5,000,000 in the form of 2,047,938 common shares of Vista Gold at a deemed issue price of $2.44 per share plus a cash payment to make up the difference between the deemed price per share and the current market price at the time of exercise of the option. Following exercise of the option, Vista Gold will be obligated to incur at least $2,000,000 in exploration expenditures during the following two years, with a minimum of $1,000,000 to be incurred during the first year. Vista Gold will also be required to make additional payments to L.B. Mining at the rate of $30 per ounce for proven and probable mineable reserves established in excess of 500,000 ounces, of which L.B. Mining may elect to take $5,000,000 in the form of 2,529,161 common shares of Vista Gold at a deemed issue price of $1.98 per share if proven and probable mineable reserves over 1,000,000 total ounces are established. If more than 1,000,000 ounces but less than 1,500,000 ounces are established then, instead of the $30 per ounce payment, the Corporation will pay L.B. Mining a net smelter production royalty of 7.5% of net smelter returns from such additional ounces.

Guariche Project

Previous Work

The Guariche project had previous work performed in 1993 and 1994. The 1993 work carried out by Corporacion Minera Nacional, C.A. ("Cominac") included soil sampling and trenching. The soil sampling program outlined gold anomalous areas on the Cerro Oscuro hill. Five trenches were cut into the best of these soil anomalies, and the four areas designated Zone 2, 7, 10, and 11 were initially uncovered. The program totalled 300 soil samples and 150 trench samples with 1,000 feet (300 metres) of trenching.

In 1994, Homestake Mining Company ("Homestake") conducted an expanded geophysical, geochemical, and diamond drill exploration program at Guariche. The area covered a 175 acre (70 hectare) region surrounding the previously mentioned zones. The geochemical program encompassed 600 soil samples, an additional 1,300 feet (400 metres) of trenching and 697 auger holes. This data was used to place 20 drill holes on targets 2, 7, 10 and 12. The drill program indicated the presence of possible economic gold mineralization in all these areas.

Three hundred regional soil samples indicated the presence of at least nine more targets. In 1996, Vista Gold used results from the combined Homestake and Cominac programs to estimate a resource of 570,000 ounces contained in five target areas 2, 7, 10, 11 and 12. The estimated resource, based on 20 diamond drill holes, trench and auger results was 9.26 million tons at a grade of 0.061 ounces per ton. The resource included 109,000 ounces of measured resources, 60,000 ounces of indicated resources and 401,000 ounces of inferred resources.

1997 Program

In 1997, Vista Gold expanded the area of exploration surrounding the mineralized zones to 560 acres (225 hectares). Work carried out in 1997 included ground magnetometer and induced polarization geophysical surveys, the collection of 1,292 soil and rock chip samples, the construction of nine new trenches, and the drilling of 53 diamond drill holes for 20,000 feet (6,000 metres).

The diamond drill program was successful in finding 694,000 ounces of gold in measured and indicated resources in the 7, 11 and 12 zones. This is contained in
11.2 million tons (10.2 million tonnes) at a grade of 0.062 ounces per ton (2.12 grams per tonne). Of these resources, 412,000 ounces are contained in the measured category, with a nominal distance between drill holes of 115 feet (35 metres).

The mineralization at Guariche consists of a stockwork of quartz pyrite veins surrounded by pyrite dissemination. The thickness of mineralization varies from 66 to 180 feet (20 to 50 metres), and the known strike length of the 7, 11 and 12 zones are 440 feet (135 metres), 330 feet (100 metres) and 740 feet (225 metres), respectively. The mineralization extends from surface to a depth of at least 660 feet (200 metres).

The mineralization occurs in highly deformed, magnetic diorites of Proterozoic age at zones 2, 10, 11 and 12. The zone 7 precursor rocks are iron-rich mafic volcanic rocks, of early Proterozoic age. These rocks make excellent host rocks for gold mineralization. Exposures and drill core show that the host rocks and mineralization style are similar to large gold camps in Australia and Canada.

The resources outlined at the 7, 11 and 12 zones are open down strike. The program also outlined four new surface zones of mineralization in the immediate area of known mineralization in the Bill, Resbalon, Zone 1 and Rabin Rico areas. Respectively, new trenches encountered 85 feet at 0.15 ounces per ton (26 metres at 5.3 grams per tonne), 118 feet at 0.061 ounces per ton (36 metres at 2.10 grams per tonne) and 125 feet at 0.068 ounces per ton (38 metres at 2.33 grams per tonne). Initial drilling of the Rabin Rico and Bill targets with seven holes has produced equivocal results; at Rabin Rico drill hole G-071C collared in 39 feet at 0.036 ounces per ton (12 metres at 1.23 grams per tonne).

Geochemical surveys show possible extensions to the 7 and 12 targets. Geophysical surveys indicate extensions to Rabin Rico, Zone 1 and Zone 12 targets.

1998 Exploration Plan

After compiling all data for the 1993 to 1997 programs, it is expected that Vista Gold will extend resources in 1998 in at least eight areas; target 2, 7, 10, 11 and 12, and the Rabin Rico, Zone 1 and Resbalon areas. The goal will be to double the current resource. The 1998 program will consist of further surface trenching, followed by drilling of the eight areas listed above, as well as upgrading two regional geochemical targets to drill targets. The program will involve $2.0 million, and at least 16,500 feet (5,000 metres) of diamond drilling and is subject to raising the required funds.

Vista Gold and L.B. Mining are currently engaged in negotiations to restructure the terms of the Guariche Option Agreement in light of current gold prices.

BOLIVIA

The most promising new development in Vista Gold's exploration portfolio was the acquisition of Da Capo's Bolivian gold properties. The asset package includes the Amayapampa, Capa Circa, Iroco, Irpa Irpa and Copacabana gold properties.

Copacabana Property

This project, located in south-central Bolivia, shows similarities to the Amayapampa property. An initial geochemical survey indicated the possibility of a large deposit. The survey showed a 500 foot (150 metre) by 2,000 foot (600 metre) long soil geochemical anomaly.

After an initial mapping program was completed, a reverse-circulation drill program was conducted. Of the seven holes completed, six had significant gold intercepts. The drilling indicated that the possibility of both bulk tonnage and high grade vein mineralization exists on this property. The best results from drill hole RC3 had 0.41 ounces per ton (13.97 grams per tonne) over 39 feet (12 metres).

A trenching and mapping program is planned for this property, followed by further diamond and reverse-circulation drilling programs. This project is an excellent early stage exploration target with the potential to be another Amayapampa-type deposit.

The Copacabana project was explored with diamond drilling and trenching in 1997. The drilling and trenching were performed along a 2,297 foot (700 metre) strike length of mineralized Ordovician shales. Wide zones of anomalous gold values were intersected in core drilling and trenching, and the property requires more exploration to define its potential.

Irpa Irpa Property

The Irpa Irpa property is situated three miles south of Capa Circa, with similarities to Amayapampa.

Iroco Property

The Iroco project is a gold project adjacent to one of Bolivia's largest silver mines at Oruro. The Corporation has an option to earn a 100% interest. Although no resource has been outlined as yet, drill hole results as high as 0.16 ounces per ton (5.5 grams per tonne) over 180 feet (55 metre) have been obtained.

Currently, the drilling is testing down strike from the producing San Antonio mine and along trend from Cameco's Huayna Potosi area.

The Iroco project, located three miles (five kilometres) west of Oruro, Bolivia has been farmed out to BHP Ltd. ("BHP"). BHP has the right to earn a 60% joint venture interest in the property by performing $1 million in exploration by November 1999 and by making a cash payment of $500,000 each to Vista Gold and Compania Minera Altoro by November 2000.

ECUADOR

Through its 49% holding in Zamora, Vista Gold carried out an exploration program in Ecuador in 1997. The 1997 program concentrated on assessing the gold potential on Zamora's Campanillas concession.

This concession has had two operating gold mines within its boundaries, the Campanillas mine and the Cambana mine. In the southern area of the Zamora land package, a prospecting and sampling program assessed the yet untested potential area south of Mina Real.

CANADA

In Canada, three mineral properties are being explored and funded by joint venture partners. They are the Blackwater-Davidson property in British Columbia (a copper-gold play), the Manville project in Ontario and the Island Lake gold project in Manitoba.

1997 EXPLORATION EXPENDITURES

In the last two completed financial years, the Corporation incurred expenditures of the following approximate dollar amounts on exploration:

                                                        FINANCIAL YEAR
              DESCRIPTION                                 (MILLIONS)
              -----------                              -----------------
                                                        1997       1996
                                                       ------     ------
Mineral exploration and property evaluation            $  2.2     $  3.2
Hycroft (mine-site)                                       0.1        0.4
Exploration of Venezuelan properties (capitalized)        2.3         --
                                                       ------     ------
Totals                                                 $  4.6     $  3.6
                                                       ======     ======

1998 EXPLORATION PLAN

The 1998 exploration program will be limited by the amount of funds that the Corporation can obtain and make available for this purpose, which in turn will be a function of gold price and market conditions. The planned program involves programs at the Hycroft mine in Nevada, the Capa Circa project in Bolivia and the Guariche project in Venezuela.

At Hycroft, a small program of approximately $200,000 is planned to test for oxide ore extension to both the Brimstone and Central Fault areas. At Capa Circa, a minimum program of $300,000 is planned to test the existence of high-grade shoots in the major vein systems. This program will involve some underground development and drilling.

At Guariche, a program of work estimated to cost approximately $2.0 million is planned to expand the presently known resources containing 694,000 ounces of gold. The program will involve drilling, road building and trenching and will test anomalous zones that are currently defined through soil and rock chip sampling. The Corporation's ability to finance this program will be dependent on a variety of factors including its ability to negotiate a new purchase arrangement for the Guariche project from the owners.


ITEM 3.  LEGAL PROCEEDINGS.

The Corporation is not aware of any pending or threatened litigation or of any proceedings known to be contemplated by governmental authorities which is, or would be, likely to have a material adverse effect upon the Corporation or its operations, taken as a whole.


ITEM 4.  CONTROL OF REGISTRANT.

As far as is known to the Corporation, Vista Gold is not directly or indirectly owned or controlled by another corporation or by any foreign government. The Corporation is not aware of any person that owns more than 10% of the outstanding Common Shares.

The following table sets forth as of March 30, 1998 certain information regarding the ownership of Common Shares, which are the registrant's only voting securities, by all directors and officers of Vista Gold as a group (including their spouses and children under 18):

 TITLE OF CLASS        IDENTITY OF PERSON OR GROUP        AMOUNT OWNED(1)     PERCENT OF CLASS(2)
 --------------        ---------------------------        ---------------     -------------------
Common Shares(3)       All directors and officers as         8,282,583                9.3%
                       a group (11 persons)

-------------------------------
(1)  This information was provided to Vista Gold by the individual shareholders.
(2) At March 30, 1998, there were 89,152,540 Common Shares issued and outstanding.
(3) Includes 1,190,000 Common Shares issuable under options which are currently exercisable or exercisable within 60 days of March 30, 1998, which are deemed to be beneficially owned for purposes of this presentation.


ITEM 5.  NATURE OF TRADING MARKET.

The Common Shares of Vista Gold are listed on the American Stock Exchange and The Toronto Stock Exchange under the symbol VGZ. The following table sets out the reported high and low sale prices on the American Stock Exchange and on The Toronto Stock Exchange for the periods indicated as reported by the exchanges:

                                                         AMERICAN STOCK EXCHANGE          THE TORONTO STOCK EXCHANGE
                                                         -----------------------          --------------------------
                                                          HIGH             LOW               HIGH            LOW
                                                         -----            -----           ----------      ----------
1996    1st quarter................................      $2.75            $1.63           Cdn.$ 3.75      Cdn.$ 2.25
        2nd quarter................................       2.19             1.44                 2.90            1.90
        3rd quarter................................       1.94             1.07                 2.60            1.75
        4th quarter (October 1 to November 7)(1)...       1.56             1.31                 2.05            1.76
        4th quarter (November 8 to December 31)(1).       1.56             1.19                 1.99            1.55

1997    1st quarter ...............................       1.38             0.75                 1.85            1.05
        2nd quarter................................       1.19             0.88                 1.55            1.15
        3rd quarter................................       1.00             0.44                 1.28            0.60
        4th quarter................................       0.50             0.19                 0.69            0.26

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


On March 30, 1998, the last reported sale price of the Common Shares of Vista Gold on the American Stock Exchange was $0.23 and on The Toronto Stock Exchange was Cdn.$0.34. As at March 30, 1998, there were 89,152,540 Common Shares issued and outstanding, and Vista Gold had 843 shareholders of record.

As of March 30, 1998, 692 or approximately 82% of the recorded holders of Common Shares were in the United States and held 56% of the issued and outstanding Common Shares. However, as a significant number of the Common Shares are held through intermediaries, it is not possible to accurately report holdings of Common Shares in the United States or elsewhere.

ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
            SECURITY-HOLDERS.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of Vista Gold, other than the Canadian withholding tax. See "Item 7.
Taxation".

There are no limitations on the right of non-resident or foreign owners of Common Shares to hold or vote such securities imposed by Canadian law or by the Articles or By-laws of the Corporation, other than under the Investment Canada Act (Canada).

The Investment Canada Act (Canada) generally requires the prior notification and, in specified circumstances, the review by the Government of Canada of the acquisition of control of Canadian businesses by non-Canadians. The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in a Canadian business, the voting shares of a Canadian corporation carrying on the Canadian business or the voting interests of an entity carrying on the Canadian business or controlling an entity carrying on the Canadian business. The acquisition of the majority of the outstanding voting shares, or the acquisition of less than a majority but one-third or more of the outstanding voting shares, in the absence of proof to the contrary, is deemed to be "control". Investments requiring notification and review are all direct and indirect acquisitions of Canadian businesses with assets of Cdn.$5 million or more except indirect acquisitions of Canadian businesses with assets which represent less than 50% of the value of the total international acquisition. However, acquisitions of entities by Americans or dispositions of entities owned by Americans require notification and review only if the value of the entity's assets are at least Cdn.$150.0 million, provided that if an entity's assets represent less than 50% of the value of the total international acquisition, no review will occur.

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


ITEM 7.     TAXATION.

The following discussion applies to a holder of Common Shares of Vista Gold who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "ITA") and any applicable tax treaty or convention, is a non-resident or is deemed to be a non-resident of Canada and does not use or hold and is not deemed to use or hold the Common Shares in carrying on business in Canada. Special rules, which are not discussed in this discussion, may apply to a non-resident that is a financial institution or an insurer that carries on business in Canada and elsewhere.

For purposes of this discussion, "United States Person" means a citizen or resident of the United States, or a corporation or partnership organized in the United States or under the laws of the United States or of any state or an estate or trust, the income of which is subject to United States federal income tax regardless of its source.

A holder of Common Shares, who is not a resident of Canada, who receives a dividend will generally be subject to Canadian withholding tax at the rate of 25% on dividends paid or credited or deemed to have been paid or credited to him or her on a Common Share. Such Canadian withholding tax rate may be subject to a reduction pursuant to an applicable tax treaty. In the case of a shareholder who is a United States Person, the income tax treaty between Canada and the United States provides that the withholding tax rate in respect of such dividends will generally be 15% unless the shareholder is a corporation that owns at least ten percent of the voting stock of Vista Gold, in which case the withholding tax rate would be five percent.

A holder of Common Shares who is a non-resident of Canada will not be subject to tax under the ITA in respect of any capital gain realized by such shareholder on a disposition of Common Shares, unless the Common Shares constitute taxable Canadian property of the shareholder for purposes of the ITA and the shareholder is not entitled to relief under an applicable tax treaty.

Common Shares will not constitute taxable Canadian property of a shareholder who is a non-resident of Canada unless such shareholder uses or holds or is deemed to use or hold the Common Shares in carrying on a business in Canada or unless at any time during the five year period immediately preceding the disposition of the Common Shares, the shareholder, persons with whom the shareholder does not deal at arm's length, or the shareholder together with such persons, own or is considered to own not less than 25% of the issued shares of any class of the capital stock of Vista Gold.

The income tax treaty between Canada and the United States exempts a United States Person from such taxation because the value of the Common Shares is not derived principally from real property situated in Canada.


ITEM 8.  SELECTED FINANCIAL DATA.

The selected financial data in Table I have been derived from the consolidated financial statements of the Corporation which have been prepared in accordance with accounting principles generally accepted in Canada. The selected financial data should be read in conjunction with those financial statements and the notes thereto.



TABLE I
                                                                YEARS ENDED DECEMBER 31
                                            ---------------------------------------------------------------
                                              1997           1996         1995        1994           1993
                                              ----           ----         ----        ----           ----

                                                         (In thousands, except per share data)
RESULTS OF OPERATIONS
Gold sales                                 $ 40,123      $ 34,847      $ 39,659     $ 37,905     $ 40,352
Net earnings (loss) before write-downs       (5,292)      (11,826)        2,159        5,116        2,075
Net earnings (loss)                         (54,019)      (11,826)        2,159        5,116        2,075
Net earnings (loss) per share before
  write-downs                                 (0.06)        (0.21)         0.05         0.15         0.06
Net earnings (loss) per share                 (0.61)        (0.21)         0.05         0.15         0.06





                                                          AT DECEMBER 31
                                   ------------------------------------------------------------
                                   1997           1996          1995          1994         1993
                                   ----           ----          ----          ----         ----
                                                          (In thousands)
FINANCIAL POSITION
Working capital                 $   (238)(1)     $ 18,702     $ 21,672     $ 29,645     $ 21,857
Total assets                      79,028          123,316       64,285       70,506       62,848
Long-term debt and other
    non-current liabilities        4,568            3,929        3,409        2,979        3,148
Shareholders' equity              55,074          109,173       54,637       52,801       50,091


-------------------------------

(1)      Includes $13 million of debt due within one year.

Had the consolidated financial statements of the Corporation been prepared in accordance with accounting principles generally accepted in the United States, certain selected financial data would have been reported as shown in Table II.


TABLE II




                                                                     YEARS ENDED DECEMBER 31
                                                    ---------------------------------------------------------------
                                                    1997            1996           1995          1994          1993
                                                    ----            ----           ----          ----          ----
                                                              (In thousands, except per share data)
RESULTS OF OPERATIONS
Net earnings (loss)                             $  (71,547)     $  (35,265)     $  (708)     $   5,090     $   2,116
Basic and diluted earnings (loss) per share
  after extraordinary item                           (0.80)          (0.62)       (0.02)          0.15          0.06





                                                    1997            1996           1995          1994          1993
                                                    ----            ----           ----          ----          ----
                                                                             (In thousands)
FINANCIAL POSITION
Total assets                                      $ 61,500       $123,316       $ 87,504       $ 70,453     $ 64,207
Shareholders' equity                                37,546        109,172         77,855         52,983       50,024


UNITED STATES$/CANADIAN$ EXCHANGE RATES(1) (3)





                                                                          AT DECEMBER 31
                                                   ---------------------------------------------------------------
                                                    1997           1996          1995         1994          1993
                                                    ----           ----          ----         ----          ----

As at December 31                                  0.6999       0.7301          0.7325        0.7129        0.7553
Average(2)                                         0.7220       0.7331          0.7283        0.7321        0.7515
High                                               0.7487       0.7515          0.7529        0.7159        0.8065
Low                                                0.6945       0.7215          0.7025        0.7097        0.7416


-------------------------------
(1) Exchange rates are expressed as the amount of United States funds equivalent to one Canadian dollar, being the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.
(2) The yearly average rate means the average of the exchange rates on each day during a year.
(3) On March 30, 1998, the noon buying rate as quoted by the Federal Reserve Bank of New York was $0.7030.

DIVIDENDS

The Corporation has not, during the previous five fiscal years, declared or paid any dividends on its Common Shares.


ITEM 9.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS.

INTRODUCTION

This discussion should be read in conjunction with the consolidated financial statements of the Corporation for the three years ended December 31, 1997 and the related notes thereto, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. See "Item 17. Financial Statements". Differences from U.S. GAAP are described in note 14 to the consolidated financial statements.

The Corporation had one mine in operation during 1997, 1996 and 1995. The Hycroft (formerly Crofoot/Lewis) mine in Nevada began gold production in 1987 and is the Corporation's only operating mine at the present time. The Corporation also owns the Tartan Lake gold mine in Manitoba at which operations have been suspended since 1989.
The Corporation is presently attempting to sell the Tartan Lake property.

RESULTS OF OPERATIONS

1997 COMPARED WITH 1996

The net loss for 1997 was $54.0 million compared to a net loss of $11.8 million in 1996. The 1997 net loss included a $48.7 million write down of mineral properties and investments, while there was no similar write-down in 1996. The 1997 net loss also included gains of $1.0 million from the disposal of assets, while the 1996 net loss included gains of $0.5 million from the disposal of assets. Excluding these write-downs and gains, losses decreased $6.0 million from $12.3 million in 1996 to $6.3 million in 1997. The decrease in losses was largely attributable to improved gold revenues.

Despite lower average gross realized prices, gold revenues of $40.1 million in 1997 increased $5.3 million, or 15% from 1996 because of increased gold production as follows:




                                                                     1997          1996
                                                                     ----          ----
Gold (ounces).................................................      117,378       89,381
Average gross realized price..................................         $342         $390


Gold production in 1997 increased 31%, or 27,997 ounces, from 1996. The increase in gold production was attributable to increased ore production combined with increased solution pumping capacity at the mine. Ounces placed on the heap leach pads increased six percent to 118,506 ounces in 1997. In 1997, the Corporation obtained the requisite environmental permits and increased the solution pumping capacity at the mine to improve flow rates and thereby improve production. At December 31, 1997, gold inventory at the Hycroft mine was 56,000 ounces as compared to 55,000 ounces in 1996.

Lower average cash balances led to lower interest income for the year. Interest income in 1997 was $0.2 million as compared to $0.7 million in 1996. Combined revenues from gold sales and interest income increased $4.8 million to $40.4 million in 1997.

Operating costs from mining operations decreased $1.2 million from 1996 to $30.9 million in 1997. The decrease from 1996 was due to general efficiency increases in light of lower gold prices. Total tons mined, including waste tons, increased to 37.5 million tons from 36.9 million tons in 1996. Mining costs decreased to $21.6 million in 1997 from $23.9 million in 1996. The combined mining cost per ton decreased to $0.57 in 1997 as compared to $0.65 in 1996.

Depreciation, depletion, amortization, and the provision for reclamation and closure costs in 1997 was 20% higher than 1996, due to the addition of new mining and processing equipment in 1996 combined with a mine plan change in 1997. The new mine plan optimized the mine's ore reserve in light of reduced gold prices and concentrated on lower production cost ounces. Amortization and accrual rates increased because of the reduction in total tons and ounces called for in the new mine plan. Operating lease costs in 1997 were approximately the same as 1996.

Mineral exploration and property evaluation expenses decreased 37% from 1996 to $2.3 million reflecting the Corporation's efforts to control costs in 1997. During 1997, the Corporation ceased exploration in the United States and in December, sold its remaining United States exploration interests. The Corporation's 1997 exploration program concentrated on Latin America.

Corporate administration, investor relations and other income and expenses decreased $0.4 million in 1997 to $2.5 million as the Corporation continued to reduce its overhead costs. Interest expense in 1997 was $0.8 million as a result of the new debt agreement entered into during the year. In 1996, no similar debt existed.

In 1997, the gain on the disposal of assets and mineral properties was $1.0 million and was primarily comprised of the divestiture of the Corporation's United States exploration properties combined with the sales of surplus mining equipment from the Hycroft mine.

Management regularly reviews the carrying values of its long-lived assets and investments. These evaluations indicated that the carrying values of certain properties and investments were overstated and, accordingly, were written down. Based upon management's evaluations, $48.7 million was written down, including:
Bolivian mineral properties - $25.9 million; Hycroft mine - $17.5 million; Investment in Zamora - $2.7 million; Venezuelan mineral properties - $2.3 million; and Tartan Lake mine - $0.3 million.

1996 COMPARED WITH 1995

The net loss for 1996 was $11.8 million compared to net earnings of $2.2 million in 1995. The 1996 earnings include gains of $0.5 million from the sale of mineral properties, while the 1995 earnings included similar gains of $6.1 million. Excluding these gains, results were losses of $12.3 million for 1996 and $3.9 million for 1995. The loss for 1996 was attributable to lower production, increased amortization of deferred stripping and an increase in the recorded equity loss from Zamora.

Gold revenues of $34.8 million for 1996 decreased by 12% from 1995. Gold production at the Hycroft mine was as follows:




                                                                     1996          1995
                                                                     ----          ----
Gold (ounces).................................................       89,381      101,128
Average gross realized price..................................         $390         $392


Gold production during 1996 decreased 12%, or 11,747 ounces, from 1995. The decrease in gold production was attributable to lower-than-normal recovery from a clay-rich-ore section combined with delayed recovery from a significant volume of run-of-mine ore where solution application was delayed. Mining in the clay-rich area was completed in the first quarter of 1996, with subsequent ore production levels returning to normal. However, record ore production during the third and fourth quarters of 1996 exceeded the mine's solution pumping capacity. The Corporation subsequently increased the solution pumping capacity to alleviate the problem.

Interest income decreased 53% as a result of the Corporation's lower average cash balances. Combined revenues from gold sales and interest income decreased $5.6 million to $35.6 million in 1996.

Operating costs from mining operations for the Corporation increased $2.0 million from 1995. The 1996 amortization of deferred stripping increased $5.5 million from 1995 due to lower-than-average strip ratios. The strip ratio in 1996 was lower than the life-of-mine average strip ratio and resulted in expensing deferred costs associated with mining this material. Excluding amortization of deferred stripping, mining costs from mining operations decreased $3.5 million, or 11%, from 1995. The decrease from 1995 is primarily due to two factors. First, the total waste and ore mined (excluding capitalized waste) was 12% less than the comparable tonnage mined in 1995, representing approximately $2.2 million of the cost reduction. Second, uncrushed run-of-mine ore was 73% of total ore in 1996 as compared with 55% in 1995.

Depreciation, depletion, amortization and the provision for reclamation and closure costs was 43% higher than 1995, due to a 30% increase in ore production as well as the addition of new mining equipment in mid-1996.

Mineral exploration and property evaluation expenses of $3.6 million were consistent with the Corporation's shift into precious metals and the exploration programs put in place in 1995 to find additional sources of production. During 1996, the Corporation concentrated its exploration program on the United States and Latin America.

Corporate administrative, investor relations and other income and expenses decreased to $3.0 million from $3.7 million in 1995. The primary reason for the decrease is because 1995 included non-recurring costs related to the exit from base metals and relocation of corporate office to Denver in 1996.

In 1996, the gain on the disposal of assets and mineral properties was $0.5 million and was primarily comprised of the sale of one of the Corporation's Canadian mineral properties.

YEAR 2000

As the year 2000 approaches, there are uncertainties concerning whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail.

The Corporation's computer systems and software are already configured to accommodate dates beyond the year 2000. The Corporation believes that the year 2000 will not pose significant operational problems for the Corporation's computer systems; however, the Corporation has not yet completed its assessment of all of its systems, or the computer systems of suppliers and other third parties with which it deals. While it is not possible at this time to assess the effect of a third party's inability to adequately address year 2000 issues, the Corporation does not believe the potential problems associated with year 2000 will have a material effect on its financial results.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's consolidated cash balance at December 31, 1997 was $1.8 million, a reduction of $6.8 million from the end of the previous year. During 1997, additions to cash were $16.7 million. Operating activities before changes in operating assets and liabilities generated $2.4 million, net proceeds from debt were $13.0 million and cash receipts from the disposal of assets and issue of shares totalled $1.3 million. These additions to cash were offset by capital expenditures totalling $21.1 million and an additional investment in and advances to Zamora of $1.4 million. Capital expenditures included $9.8 for the feasibility study and evaluation of the Corporation's Bolivian mineral properties, $6.0 million in additions to deferred stripping and $3.0 million in capital expenditures at the Hycroft mine, and $2.3 million for exploration and evaluation work on the Corporation's Venezuelan project. The remainder of the decrease in the Corporation's cash balance is attributable to changes in operating assets and liabilities totalling $1.0 million, including the payment for mining equipment in early 1997 which was purchased in 1996.

The Corporation anticipates approximately $7.0 million in reclamation, closure and severance costs over the life of the Hycroft mine, primarily in 1998 through 2001, which will be funded by cash flow from operations.

Subsequent to December 31, 1997, the Corporation took steps to improve its cash flow in 1998 and liquidated its forward position in the gold futures market and temporarily suspended mining activities at the Hycroft mine. The liquidation of the Corporation's gold forward position was completed in January 1998 and generated $9.5 million in cash. Waste-rock mining was then halted and in May ore mining will be suspended. Gold recovery and processing will continue from inventoried ore and production for 1998 is estimated to be 90,000 to 95,000 ounces. Essential mining equipment and facilities will be maintained on a standby basis until gold prices rise sufficiently to resume operations.

The reduction in mining at the Hycroft mine is expected to generate an additional $7.0 million in cash in 1998.

The expected improvement in cash flow during the year as a result of these measures will be used to completely retire the Hycroft mine's project debt of $13.0 million and to provide necessary working capital for the Corporation. The project debt was reduced by $4.5 million in January and the remaining $8.5 million will be entirely repaid during the remainder of 1998. As required by the revised terms of this loan, the Corporation in January 1998 hedged approximately 45,000 ounces of 1998 production through forward sales at a price of $282 per ounce and 45,000 ounces covered by put options at $282 per ounce which were financed by selling call options at $286 per ounce.

RECLAMATION AND ENVIRONMENTAL COSTS

Management estimates the reclamation and closure costs for the Corporation's mines as follows:

Hycroft mine........................................      $7.0 million
Tartan Lake mine....................................       0.7 million
                                                          ------------
                                                          $7.7 million
                                                          ============

These costs are charged to earnings over the life of the mine and the provision to date is $4.5 million. The Corporation is currently negotiating the sale of the Tartan Lake mine to include the assumption of all of the reclamation and closure liabilities for the property.

An amended Hycroft mine reclamation plan that included the Brimstone deposit was approved by the Nevada Bureau of Land Management ("BLM"), and a surety bond in the amount of $5.1 million was posted to secure reclamation obligations under the plan.

REGULATORY COMPLIANCE AND OTHER MATTERS

During 1997, there were no material environmental incidents or non-compliance with any applicable environmental regulations.

OUTLOOK

Many gold industry observers believe that low gold prices will be sustained until the European central bankers make clear their intentions with respect to gold reserves. The Corporation is making its plans based on the expectation that low gold prices will prevail through 1998 and possibly into 1999.

At the Hycroft mine, waste rock stripping was halted in January 1998 and ore extraction will be phased out by May 1998. Gold recovery from the leach pads and gold processing will continue, with production for 1998 estimated to be approximately 95,000 ounces at a direct cash cost of $155 per ounce. The Corporation's intention is to restart full operations as soon as the gold price rises to an appropriate level. If the suspension of stripping and ore extraction continues for the remaining life of the mine, however, the mine is expected to produce at least 112,000 ounces of gold at a direct cash cost of $155 per ounce including estimated 1998 production. The mining equipment and other physical facilities at the Hycroft operation are being maintained on a standby basis. If the price of gold does not improve sufficiently in 1999, the Corporation will have the option of selling mining equipment and other assets that are not required for gold production from the leach pads.

The Corporation plans to hold the Amayapampa/Capa Circa properties in Bolivia, with the required holding costs minimized, until a more favourable gold price environment exists for continued development. A gold price of $325 per ounce should enable Vista Gold to proceed with the project. Later in 1998, some additional work may be undertaken at Capa Circa to firm up resource estimates and commence mine design studies. Engineering work will continue with the goal of improving the project's economics.

In Venezuela, the Corporation is endeavouring to negotiate a new option arrangement with the owners of the Guariche project which more appropriately reflects current market conditions. If a new arrangement is successfully negotiated, an aggressive exploration program would be initiated to fully develop the potential of the Guariche project, subject to raising the necessary funds.

As a result of these efforts, the Corporation expects that it will have sufficient cash on hand during 1998 and into 1999 so as to be in a position to recommence ore extraction at the Hycroft mine and continue with development work at the Amayapampa and Capa Circa properties if there is an adequate improvement in the price of gold. The Corporation anticipates it would be able to finance construction of the Amayapampa/Capa Circa project at a gold price of $325 per ounce. However, in order to undertake any significant exploration work on any of its properties, including the Guariche project in Venezuela, the Corporation will have to raise additional funds from external sources.


ITEM 10.     DIRECTORS AND OFFICERS OF REGISTRANT.

DIRECTORS

The directors of Vista Gold are elected each year at the annual general meeting of shareholders and hold office until their successors are elected or appointed.

The present directors of Vista Gold, together with the location of their residences, length of service and business experience, are described below.




 NAME                                 DIRECTOR SINCE           BUSINESS EXPERIENCE DURING PAST FIVE YEARS
 ----                                 --------------           -------------------------------------------------------
 DAVID R. SINCLAIR                    May 1, 1995              Chartered accountant;  corporate director;  Director,
 Nanoose Bay, British Columbia                                 Cominco Ltd., a mining company.
 Director and Chairman



 ROSS J. BEATY                        November 12, 1996        Geologist;  Chairman of Pan American  Silver Corp., a
 Vancouver, British Columbia                                   mining  company,  1994  to  present;  prior  thereto,
 Director and Vice Chairman                                    President  of  Equinox   Resources   Ltd.,  a  mining
                                                               company.


 MICHAEL B. RICHINGS                  May 1, 1995              Mining   engineer;   President  and  Chief  Executive
 Littleton, Colorado                                           Officer of Vista  Gold since June 1, 1995;  President
 Director                                                      of  Atlas   Corporation,   a  mining  company,   from
                                                               January 1995 to May 1995; Group Executive and President
                                                               of Lac Minerals Ltd. South America, a mining company,
                                                               from 1993 to 1995; Vice President of Operations of
                                                               Atlas Corporation from 1990 to 1992.


 WILLIAM M. CALHOUN                   May 1, 1995              Mining   engineer  and  geologist;   Chief  Executive
 Silverton, Idaho                                              Officer of William Calhoun, Inc., mining consultants.
 Director


 C. THOMAS OGRYZLO                    March 8, 1996            Mechanical  engineer;  President and Chief  Executive
 Toronto, Ontario                                              Officer  of  Triton  Mining  Corporation,   a  mining
 Director                                                      company,  from  August  1997  to  present;  formerly,
                                                               Chairman of Kilborn  SNC-Lavalin Inc., an engineering
                                                               group;  formerly,   President  of  Kilborn  Group  of
                                                               Companies.


 KEITH E. STEEVES                     September 29, 1995       Consultant;  Director of Teck  Corporation  and Cross
 Richmond, British Columbia                                    Lake  Minerals  Ltd.,  mining  companies;   formerly,
 Director                                                      Senior    Vice-President,    Commercial    of    Teck
                                                               Corporation.


 ALAN G. THOMPSON                     December 1, 1989         Businessman;  President and Chief  Executive  Officer
 West Vancouver,                                               of  A.G.T.  Financial   Corporation,   an  investment
 British Columbia                                              company.
 Director


 PETER WALTON                         May 24, 1989             Self-employed business consultant.
 West Vancouver,
 British Columbia
 Director


None of the above directors has entered into any arrangement or understanding with any other person pursuant to which he was or is to be elected as a director of Vista Gold or a nominee of any other person, except as disclosed herein.


EXECUTIVE OFFICERS

The executive officers of Vista Gold are appointed by and hold office at the pleasure of the Board of Directors of Vista Gold. The present executive officers of Vista Gold, together with their length of service and business experience, are described below.



 NAME                                 HELD OFFICE SINCE        BUSINESS EXPERIENCE DURING PAST FIVE YEARS
 ----                                 -----------------        ------------------------------------------
 MICHAEL B. RICHINGS                  June 1, 1995             Mining   engineer;   President  and  Chief  Executive
 President and Chief Executive                                 Officer   since   June  1995;   President   of  Atlas
 Officer and Director                                          Corporation,  a mining company,  from January 1995 to
                                                               May 1995; Group Executive and President of Lac Minerals
                                                               Ltd. South America, a mining company, from 1993 to 1995;
                                                               Vice President of Operations of Atlas Corporation from
                                                               1990 to 1992.


 ROGER L. SMITH                       March 6, 1998            Corporate  Controller  of Vista  Gold  from  December
 Vice President Finance                                        1995 to March 1998; Vice President  Finance of Ramrod
                                                               Gold (U.S.A.) Inc., a mining company, from May 1994 to
                                                               December 1995; Vice President Finance of Westmont Gold
                                                               Inc., a mining company from July 1991 to May 1994.


 RONALD J. MCGREGOR                   July 1, 1996             Vice  President  Project  Development,   Cambior  USA
 Vice President Development and                                Inc., a mining company.
 Operations


 WILLIAM F. SIRETT                    January 1, 1996          Lawyer; Partner, Ladner Downs, a law firm.
 Secretary


None of the above executive officers has entered into any arrangement or understanding with any other person pursuant to which he was or is to be elected as an executive officer of Vista Gold or a nominee of any other person.

EXECUTIVE AND AUDIT COMMITTEES

Vista Gold does not have an executive committee. Vista Gold is required to have an audit committee under section 173 of the Business Corporations Act (Yukon Territory). Vista Gold's audit committee consists of the following directors:
David R. Sinclair, Keith E. Steeves, Peter Walton and Alan G. Thompson.


ITEM 11..COMPENSATION OF DIRECTORS AND OFFICERS.

During the financial year ended December 31, 1997, the aggregate cash compensation paid by the Corporation to all directors and officers of Vista Gold as a group was $158,404. This sum includes compensation paid to executive officers pursuant to the cash incentive plan and retirement savings plan described below.

Information specified in this Item for individually named directors and officers is incorporated by reference from pages 3, 4 and 6 to 13 of the Management Information and Proxy Circular prepared in connection with Vista Gold's Annual General Meeting held on May 11, 1998, filed with the Securities and Exchange Commission under cover of Form 6-K concurrently with the filing of this report.

Pursuant to the terms of the Corporation's incentive policy adopted by the Corporation in 1989 or certain employment contracts, executive officers and senior employees of the Corporation are eligible to receive incentive payments. Incentive payments awarded to executive officers under this plan in 1997 included in the aggregate cash compensation figure provided above were for the period from January 1, 1997 to

December 31, 1997. These incentive payments are awarded at the discretion of the Board of Directors based on recommendations from the compensation committee. There is no established formula utilized in determining these incentive payments. The award of incentive payments is motivated by the Corporation's desire to reward past services rendered to the Corporation and to provide an incentive for continued service to the Corporation. Incentive payments to be made during 1998 may include amounts related to performance during a portion of 1997 but have not yet been determined.

During the fiscal year ended December 31, 1997, the Corporation set aside or accrued a total of $14,700 to provide pension, retirement or similar benefits for directors or officers of Vista Gold pursuant to plans provided or contributed to by the Corporation. As a part of the aggregate cash compensation disclosed above, the Corporation sponsors a quantified tax-deferred savings plan in accordance with the provisions of section 401(k) of the United States Internal Revenue Service Code which is available to permanent United States-based employees. Under the terms of this plan, the Corporation makes contributions of up to four percent of eligible employees salaries. In addition, the Corporation contributes between two percent and four percent of salaries of permanent Canadian-based employees, including executive officers, depending on length of service and to a maximum of Cdn.$3,500 per year, to the individual's registered retirement savings plan. There are no other such plans to which the Corporation made any contribution in relation to its directors or officers in 1997.


ITEM 12.     OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
             SUBSIDIARIES.

As of March 30, 1998, the following options to purchase Common Shares were outstanding:


              NUMBER OF
            COMMON SHARES                             EXERCISE                                EXPIRY
            UNDER OPTION                               PRICE                                  DATE(1)
           ---------------                          ------------                          --------------
               100,000                                Cdn$1.20                              09/13/1999
                10,000                                    1.45                              09/30/2001
                 20000                                    2.85                              10/05/2003
                10,000                                    2.78                              04/27/2004
               135,000                                    2.28                              01/23/2005
               200,000                                    2.70                              05/08/2005
                75,000                                    2.78                              09/28/2005
               300,000                                    2.25                              12/12/2005
                50,000                                    3.05                              03/08/2006
                15,000                                    2.51                              05/06/2006
               100,000                                    2.75                              06/01/2006
               105,000                                    2.09                              07/30/2006
               400,000                                    1.83                              11/12/2006
               545,000                                    1.55                              02/05/2007
               637,500                                    0.37                              11/09/2007


-------------------------------

(1) Options will expire on the earlier of the expiry date and the date: (i) the option holder is dismissed as an officer or employee of the Corporation with cause; (ii) 30 days from the date the option holder ceases to be a director, officer or employee of the Corporation, or ceases to provide consulting or other services to the Corporation for any reason other than as a result of having been dismissed for cause; or (iii) 90 days from the date the option holder's death.


As of March 30, 1998, directors and officers of Vista Gold as a group held options to purchase 2,000,000 Common Shares.

Information specified in this Item for individually named directors and officers is incorporated by reference from pages 3, 4 and 6 to 13 of the Management Information and Proxy Circular prepared in connection with Vista Gold's Annual General Meeting held on May 11, 1998, filed with the Securities and Exchange Commission under cover of Form 6-K concurrently with the filing of this report.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

During the last three years, there have been no material transactions, nor any proposed transactions, to which the Corporation was or is to be a party in which any director or officer of Vista Gold, any relative or spouse of a director or officer, any relative of such spouse who has the same home as the spouse, or any director or officer of any parent or subsidiary of Vista Gold had or is to have a direct or indirect material interest.

No director or officer of Vista Gold or any associate of any such officer or director has been indebted to the Corporation at any time during the last three years.


                                     PART II


ITEM 14. DESCRIPTION OF SECURITIES REGISTERED.

Not applicable.


                                    PART III


ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

Since January 1, 1997, there has been no material default in the payment of principal, interest, any sinking or purchase fund instalment, or any other material default not cured within 30 days, with respect to any indebtedness of Vista Gold or any of its consolidated subsidiaries.


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES.

Since January 1, 1997, the constituent instruments defining the rights of holders of Common Shares, the only class of registered securities of Vista Gold, have not been materially modified, nor have such rights been materially limited or qualified by the issuance of any other class of securities or by the Continuation. During such period, there were no working capital restrictions, no limitations upon payment of dividends and no class of registered securities secured by assets of the Corporation.

                                     PART IV


ITEM 17. FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Vista Gold Corp.,


We have audited the consolidated balance sheets of Vista Gold Corp. as at December 31, 1997 and 1996 and the consolidated statements of earnings (loss), retained earnings (deficit) and changes in cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1997 and 1996, and the results of its operations and the changes in its cash flows for each of the three years in the period ended December 31, 1997 in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis with that of the preceding period.

/s/ Coopers & Lybrand
Coopers & Lybrand
Chartered Accountants
Vancouver, British Columbia, Canada
March 17, 1998

CONSOLIDATED FINANCIAL STATEMENTS



                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                                                 YEARS ENDED DECEMBER 31
                                                                     ------------------------------------------------
                                                                         1997               1996              1995
                                                                     ------------      ------------      ------------
                                                                           (In thousands, except share data)
Revenues:
Gold sales                                                           $     40,123      $     34,847      $     39,659
Interest income                                                               248               722             1,539
                                                                     ------------      ------------      ------------
                                                                           40,371            35,569            41,198
                                                                     ------------      ------------      ------------
Costs and expenses:
Mining operations                                                          30,917            32,076            30,125
Depreciation, depletion and amortization                                    6,223             5,170             3,555
Provision for reclamation and closure costs                                   826               689               539
Operating leases                                                            2,228             2,137             2,176
Mineral exploration and property evaluation                                 2,294             3,636             4,139
Corporate administration                                                    2,328             2,554             2,186
Investor relations                                                            407               531               238
Interest expense                                                              817                24               149
Gain on disposal of assets                                                 (1,022)             (458)           (6,075)
Equity in loss and impairment of Zamora                                     3,501             1,342               516
Other (income) expense                                                       (189)             (133)            1,298
Write-down of mineral properties - note 3                                  46,015              --                --
                                                                     ------------      ------------      ------------
                                                                           94,345            47,568            38,846
                                                                     ------------      ------------      ------------

Earnings (loss) before taxes                                              (53,974)          (11,999)            2,352
Income taxes (recovery) - note 4                                               45              (173)              193
                                                                     ------------      ------------      ------------
Net earnings (loss)                                                  $    (54,019)     $    (11,826)     $      2,159
                                                                     ============      ============      ============

Weighted average shares outstanding                                    89,101,056        56,309,941        42,074,356
---------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share                                            $      (0.61)     $      (0.21)     $       0.05
---------------------------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)


                                                                         YEARS ENDED DECEMBER 31
                                                                ---------------------------------------
                                                                  1997          1996          1995
                                                                ---------     --------      -----------
                                                                            (In thousands)
Retained earnings (deficit), beginning of period                 $(10,417)     $  1,409      $(55,463)
     Amalgamation costs - note 9                                     --            --          (1,223)
     Capital reduction - note 8                                      --            --          55,936
                                                                 --------      --------      --------
                                                                  (10,417)        1,409          (750)

Net earnings (loss)                                               (54,019)      (11,826)        2,159
                                                                 --------      --------      --------
     Retained earnings (deficit), end of period                  $(64,436)     $(10,417)     $  1,409
                                                                 ========      ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS


                                                                                        DECEMBER 31
                                                                                  ------------------------
                                                                                     1997           1996
                                                                                  ----------     ----------
                                                                                      (In thousands)
Assets:
Cash and cash equivalents                                                         $   1,799      $   8,598
Marketable securities                                                                   132            213
Accounts receivable                                                                   2,199          2,033
Gold inventory                                                                       12,717         14,314
Supplies and other                                                                    2,301          3,758
                                                                                  ---------      ---------
Current assets                                                                       19,148         28,916
                                                                                  ---------      ---------
Property, plant and equipment, net - note 5                                          58,638         91,417
Investment in and advances to Zamora - note 6                                           857          2,981
Other assets                                                                            385              2
                                                                                  ---------      ---------
Long-term assets                                                                     59,880         94,400
                                                                                  ---------      ---------
Total assets                                                                      $  79,028      $ 123,316
                                                                                  =========      =========

Liabilities and Shareholders' Equity:
Accounts payable                                                                  $   4,414      $   8,214
Accrued liabilities and other                                                         1,972          2,000
Short-term debt - note 7                                                             13,000           --
                                                                                  ---------      ---------
Current liabilities                                                                  19,386         10,214
                                                                                  ---------      ---------

Accrued reclamation and closure costs                                                 4,534          3,897
Other liabilities                                                                        34             32
                                                                                  ---------      ---------
Long-term liabilities                                                                 4,568          3,929
                                                                                  ---------      ---------
Total liabilities                                                                    23,954         14,143
                                                                                  ---------      ---------
Capital stock, no par value per share - note 8 Preferred - unlimited shares authorized; no shares outstanding
     Common - unlimited shares authorized; shares outstanding:                      120,870        120,745
     1997 - 89,152,540; 1996 - 89,020,405
Retained deficit                                                                    (64,436)       (10,417)
Currency translation adjustment                                                      (1,360)        (1,155)
                                                                                  ---------      ---------
Total shareholders' equity                                                           55,074        109,173
                                                                                  ---------      ---------
Total liabilities and shareholders' equity                                        $  79,028      $ 123,316
                                                                                  =========      =========

                                         Commitments and contingencies (note 10)

Approved by the Board of Directors


/s/ David R. Sinclair                       /s/ Keith E. Steeves
--------------------------                  -------------------------
David R. Sinclair                           Keith E. Steeves
Chairman                                    Director


The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      YEARS ENDED DECEMBER 31
                                                                              --------------------------------------
                                                                                1997            1996          1995
                                                                              ---------      ---------     ---------
                                                                                             (In thousands)
Cash flows from operating activities:
Net earnings (loss)                                                            $(54,019)     $(11,826)     $  2,159
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operations:
Depreciation, depletion and amortization                                          6,223         5,170         3,555
Amortization of deferred stripping                                                  985         5,727           223
Amortization of debt issue costs                                                    143          --            --
Provision for reclamation and closure costs                                         826           689           539
Gain on sale of assets                                                           (1,022)         (458)       (6,075)
Equity in loss and impairment of Zamora                                           3,501         1,342           516
Gain on currency translation                                                       (205)         (193)         (441)
Write-down of mineral properties                                                 46,015          --            --
                                                                               --------      --------      --------
                                                                                  2,447           451           476
                                                                               --------      --------      --------
Changes in operating assets and liabilities:
Marketable securities                                                                81           (34)           61
Accounts receivable                                                                (166)       (1,551)         (352)
Gold inventory                                                                    1,597        (5,649)         (407)
Supplies and other                                                                1,457          (383)          542
Accounts payable                                                                 (3,800)        4,424        (9,593)
Accrued liabilities and other                                                      (215)         (616)          970
                                                                               --------      --------      --------
Net cash provided by (used in) operating activities                               1,401        (3,358)       (8,303)
                                                                               --------      --------      --------
Cash flows from investing activities:
Acquisition of Da Capo                                                             --         (49,682)         --
Additions to property, plant and equipment                                      (14,699)      (20,084)       (4,440)
Additions to deferred stripping                                                  (6,034)         (512)       (5,235)
Proceeds from disposal of assets                                                  1,168           472        11,073
Investment in and advances to Zamora                                             (1,377)         --          (4,839)
Other assets                                                                       (383)           (2)       (4,852)
                                                                               --------      --------      --------
Net cash used in investing activities                                           (21,325)      (69,808)       (8,293)
                                                                               --------      --------      --------
Cash flows from financing activities:
Proceeds from debt                                                               14,700          --            --
Repayment of debt                                                                (1,700)         --            (275)
Issue of shares for Da Capo acquisition - note 5                                   --          48,730          --
Proceeds from issuance of special warrants                                         --          17,308          --
Amalgamation costs - note 9                                                        --            --          (1,222)
Proceeds from issuance of common stock                                              125           517           258
                                                                               --------      --------      --------
Net cash provided by (used in) financing activities                              13,125        66,555        (1,239)
                                                                               --------      --------      --------
Net decrease in cash and cash equivalents                                        (6,799)       (6,611)      (17,835)
Cash and cash equivalents, beginning of period                                    8,598        15,209        33,044
                                                                               ========      ========      ========
Cash and cash equivalents, end of period                                       $  1,799      $  8,598      $ 15,209
                                                                               ========      ========      ========


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tabular information set out below is in thousands of United States dollars, except share data.

1.       NATURE OF OPERATIONS

(a)      Vista Gold Corp.

Vista Gold (see note (b) below) is engaged in gold mining and related activities in the United States, Canada, and Latin America, including exploration, extraction, processing, refining and reclamation. Gold bullion is the Corporation's principal product, which is a commodity produced primarily in South Africa, the United States, Canada, Australia and Latin America.

The Corporation's results are impacted by the price of gold. Gold prices fluctuate and are affected by numerous factors, including, but not limited to, expectations with respect to the rate of inflation, exchange rates (specifically, the United States dollar relative to other currencies), interest rates, global and regional political and economic crises, and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affect gold prices, but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of new mine production, and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists of jewelery and investment demand, as well as producer hedging activities. Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time. As a result, the Corporation is not dependent upon any one customer for the sale of its product.

(b)      Purchase of Da Capo Resources Ltd.

On July 31, 1996, the boards of directors of Granges and Da Capo unanimously approved the amalgamation of the two companies to form a new gold mining company. The Supreme Court of British Columbia approved the amalgamation, effective November 1, 1996 under the name "Vista Gold Corp." Under the terms of the agreement, each holder of Granges shares received one Vista Gold share for each Granges share and each holder of Da Capo shares received two Vista Gold shares for each Da Capo share. After the amalgamation, Vista Gold was owned 66.25% by Granges shareholders and 33.75% by Da Capo shareholders on a fully diluted basis.

2.       SIGNIFICANT ACCOUNTING POLICIES

(a)      Generally Accepted Accounting Principles

The consolidated financial statements of Vista Gold and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain material respects from those accounting principles generally accepted in the United States. The differences are described in note 14.

(b)      Principles of Consolidation

The consolidated financial statements include the accounts of Vista Gold and its subsidiaries. Vista Gold's subsidiaries and its percentage ownership in these entities as of December 31, 1997 are:

                                                                                 OWNERSHIP
                                                                                 ---------
Vista Gold Holdings Inc. and its wholly-owned subsidiaries                          100%
     Hycroft Resources & Development, Inc. and its wholly-owned subsidiary
         Hycroft Lewis Mine, Inc.
     Vista Gold U.S. Inc.
Granges Inc. (previously called Granges (Canada) Inc.)                              100%
3377474 Canada Inc.                                                                 100%
Vista Gold (Antigua) Corp.                                                          100%
Sociedad Industrial Yamin Limitada ("Yamin")                                        100%


(c)      Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

(d)      Foreign Currency Translation

The consolidated financial statements of the Corporation were historically expressed in Canadian (Cdn.) dollars. As a result of sales revenues and a significant portion of expenses being denominated in United States dollars, the sale of exploration properties in Canada, the increasing international focus of the Corporation's operating activities, and the relocation of the Corporation's executive office to Denver, Colorado, the United States dollar became the principal currency of the Corporation's business. Accordingly, the United States dollar was adopted as the reporting currency for the consolidated financial statements of the Corporation effective January 1, 1996. The comparative information for the 1995 financial statements was translated into United States dollars at the December 31, 1995 year end at a rate of one United States dollar to Cdn.$1.3652.

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange on the balance sheet date, and revenue and expenses at the average rate of exchange during the period. Exchange gains and losses are deferred and shown as a currency translation adjustment in shareholders' equity until transferred to earnings when the net investment in the foreign operation is reduced.

Foreign currency denominated monetary items of the Corporation, excluding its foreign operations, are translated at the year-end exchange rate. Exchange gains and losses on these items are recognized in earnings in the year they arise.

(e)      Revenue Recognition

Sales are recorded as soon as the product is considered available for sale. Gains and losses on forward sales and option contracts are deferred until the related production is sold.

(f)      Mineral Exploration

Acquisition and exploration expenditures on mineral properties are expensed when incurred until such time as the property indicates the potential of being developed into a mine, and thereafter the expenditures are capitalized. Previously capitalized expenditures are expensed if the project is determined to be uneconomic.

(g)      Cash Equivalents

Cash equivalents are represented by investments in short-term investment funds consisting of highly liquid debt instruments such as certificates of deposit, commercial paper, and money market accounts purchased with an original maturity date of less than three months. The Corporation's policy is to invest cash in conservative, highly rated instruments and limit the amount of credit exposure to any one institution

(h)      Marketable Securities

Marketable securities are carried at the lower of cost or market value, which approximates fair value.

(i)      Inventories

Gold inventory is valued at the lower of average cost or net realizable value. The direct cash costs associated with ore on the leach pads are inventoried and charged to operations as the contained gold is recovered. Based upon actual metal recoveries, ore grades and operating plans, management continuously evaluates and refines estimates in determining the carrying values of costs associated with ore under leach. It is possible that in the near term, estimates of recoverable ore, grade, and gold price could change causing the Corporation to revise the value of its heap leach inventory.

Supplies are valued at the lower of average cost or net replacement value.

(j)      Property, Plant and Equipment

         (i)      Developed Mineral Properties

         Property acquisition and development costs are carried at cost less accumulated amortization and write-downs. Amortization is provided on the unit-of-production method based on proven and probable reserves. Management reviews quarterly the carrying value of the Corporation's interest in each property and, where necessary, these properties are written down to their estimated recoverable amount determined on an un-discounted basis. Management's estimate of gold price, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the recoverability of the Corporation's investment in property, plant and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

         (ii)     Plant and Equipment

         Plant and equipment are recorded at cost and depreciated using the units-of-production method or the straight-line method over their estimated useful lives. The cost of normal maintenance and repairs is charged to expense as incurred. Significant expenditures, which increase the life of an asset, are capitalized and depreciated over the remaining estimated useful life of the asset. Upon sale or retirement of assets, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gains or losses are reflected in operations.

         (iii)    Deferred Stripping

         During production, mining costs associated with waste rock removal are deferred and charged to operations over the life of the mine. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of ounces of gold in proven and probable reserves and the need for a change in the amortization rate of deferred stripping cost.

(k)      Provision for Future Reclamation and Closure Costs

All of the Corporation's operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site restoration costs is charged to earnings over the life of the mine. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation's estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

(l)      Estimates of Proven and Probable Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating costs. The Corporation depreciates some of its assets and accrues for reclamation on a unit-of-production basis over proven and probable reserves. Changes in geological interpretations of the Corporation's ore bodies and changes in gold prices and operating costs may change the Corporation's estimate of proven and probable reserves. It is possible that the Corporation's estimate of proven and probable reserves could change in the near term and could result in revised charges for depreciation and reclamation in future reporting periods.

(m)      Hedging

The Corporation enters into derivative financial transactions to hedge its exposure to the effects of fluctuations in the price of gold. The Corporation does not enter into derivative transactions for speculative purposes. The resulting gains or losses, measured by quoted market prices, are recognized when the hedged transactions are completed.

3.        Write-Down Of Mineral Properties

Management regularly performs property evaluations to assess the recoverability of its mining properties and investments and other long-lived assets. The Corporation determined that based upon estimates of proven and probable reserves, low gold prices and operating costs at certain locations, stock prices, trading histories, and the general depression in gold company stocks, it would not fully recover its carrying value in these properties and investments. These reviews indicated that the carrying values of certain properties were in excess of their estimated net recoverable amounts and accordingly were written down $46.0 million as follows.


                     Bolivian mineral properties                $ 25,908
                     Hycroft mine                                 17,500
                     Venezuelan mineral properties                 2,307
                     Tartan Lake mine                                300
                                                                --------
                                                                $ 46,015
                                                                ========

4.       INCOME TAXES

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Corporation's effective income tax expenses is as follows:

                                                     1997          1996          1995
                                                   --------      --------      --------
Income taxes at statutory rates                    $(19,987)     $ (3,524)     $  1,045
Increase (decrease) in taxes from:
    Permanent differences                              (212)          (96)         (133)
    Timing differences                               13,143         2,670        (1,204)
    Recovery of prior years' taxes                     --             (25)          (66)
    United States Alternative Minimum Tax              --            (188)          188
    Differences in foreign tax rates                  2,410           945           314
    Deferred income tax debts                         4,646             5          --
    Large Corporations Tax                               45            40            49
                                                   --------      --------      --------
Income taxes per statements of earnings (loss)     $     45      $   (173)     $    193
                                                   ========      ========      ========



The Corporation has incurred income tax losses in prior periods of $31.6 million, which may be carried forward and applied against future taxable income when earned. No benefit in respect of these losses has been recorded in these accounts. The losses expire as follows:

                         CANADA        UNITED STATES         TOTAL
                       ---------       -------------        --------
1999                    $ 1,398        $        -           $ 1,398
2000                      1,618                 -             1,618
2001                        666             1,295             1,961
2002                        779             1,358             2,137
2003                        477             5,418             5,895
2004                        449             1,373             1,822
2008                          -               435               435
2009                          -                11                11
2010                          -             5,131             5,131
2011                          -            11,227            11,227
                        -------         ---------           -------
                        $ 5,387         $  26,248           $31,635
                        =======         =========           =======

5.       Property, Plant and Equipment

Property, plant and equipment is comprised of the following:


                                                     1997                                    1996
                                    --------------------------------------  ----------------------------------
                                                 ACCUMULATED                             ACCUMULATED
                                                 DEPRECIATION,                          DEPRECIATION,
                                                  DEPLETION,                             DEPLETION,
                                                AMORITIZATION                           AMORITIZATION
                                                     AND                                    AND
                                      COST       WRITE-DOWNS      NET         COST       WRITE-DOWNS      NET
                                    ---------   -------------  --------     ---------   ------------- --------
Hycroft mine (a)                    $ 90,217     $ 67,081      $ 23,136     $ 94,225     $ 55,714     $ 38,511
Tartan Lake mine                       3,696        2,178         1,518        3,855        1,969        1,886
Bolivian mineral properties (b)       59,705       26,053        33,652       50,475         --         50,475
Corporate assets                         488          156           332          937          392          545
                                    --------     --------      --------     --------     --------     --------
                                    $154,106     $ 95,468      $ 58,638     $149,492     $ 58,075     $ 91,417
                                    ========     ========      ========     ========     ========     ========


(a)     Royalties

The Crofoot property at the Hycroft mine is subject to a four-percent net profit royalty. No royalty payments were made in 1995 because minimum royalty payments made prior to 1993 aggregating $2.8 million were available for credit towards the royalty obligations. Effective 1996, the Corporation agreed to apply this credit to reduce the maximum cumulative royalty payable of $10 million and to pay minimum royalty payments of $240,000 per year.

The Lewis property at the Hycroft mine is subject to a 5% net smelter royalty. During 1997, 1996 and 1995, only nominal minimum royalties were required in relation to this property.

(b)     Bolivian Mineral Properties

As a result of the acquisition of Da Capo (note 1), the Corporation acquired mineral properties in Bolivia which were recorded using the purchase method of accounting and the results of operations were consolidated from November 1, 1996. The Corporation's interests in the net assets acquired at assigned values were as follows:

                   Cash                                           $ 1,198
                   Current assets                                     131
                   Property, plant and equipment                      218
                   Mineral properties                              48,284
                   Current liabilities                             (1,101)
                                                                 --------
                   Shares issued for purchase of Da Capo         $ 48,730
                                                                 ========

6.       INVESTMENT IN ZAMORA GOLD CORP.

In October 1995, Vista Gold completed a private placement with Zamora for the issuance of 8,000,000 units at $0.60 per unit. Each unit consisted of one common share of Zamora and one common share purchase warrant which entitled the Corporation to purchase one common share for $0.75 until October 4, 1997. The purchase warrants were not exercised and expired in October 1997. In May 1997, Vista Gold completed an additional private placement with Zamora for the issuance of 3,000,000 shares at Cdn.$0.24 per share. Vista Gold's combined 11,000,000 shares represented 49% of the issued and outstanding shares of Zamora and the investment is accounted for using the equity method.

           Total initial investment including expenses        $     4,839
           Equity loss in 1995                                       (516)
           Balance at December 31, 1995                             4,323
           Equity loss in 1996                                     (1,342)
           Balance at December 31, 1996                             2,981
           Private placement in 1997                                  520
           Advances in 1997                                           857
           Equity loss and impairment in 1997                      (3,501)
                                                              -----------
           Balance at December 31, 1997                       $       857
                                                              ===========

7.       DEBT


During 1997, the Corporation borrowed $14.7 million and repaid $1.7 million under the terms of a $13 million revolving credit facility which is collateralized by the assets of the Hycroft mine. In the fourth quarter of 1997, the Corporation amended this revolving credit facility into a term loan bearing interest at two percent above LIBOR and with repayment terms requiring twelve equal monthly instalments commencing January 31, 1999. LIBOR was 5.7% as of December 31, 1997. The Corporation's subsidiary, Hycroft, is required to maintain a minimum tangible net worth of $15.3 million. Subsequent to the end of the year the Corporation further amended the term loan. The amendment is described in note 13.

8.       SHARE CAPITAL

Common shares issued and outstanding is comprised of the following:

                                                               Number of Shares   Amount
                                                               ----------------  ----------
At December 31, 1995                                              46,042,911     $   54,190
   Issued upon exercise of stock options (a)                         468,750            517
   Issued upon exercise of special warrants (b)                    9,699,800         17,308
   Issued pursuant to Da Capo purchase (notes 1 and 5)            32,808,944         48,730
                                                                  ----------     ----------
At December 31, 1996                                              89,020,405     $  120,745
   Issued upon exercise of stock options (a)                         100,000             88
   Issued pursuant to executive bonus compensation agreements         32,135             37
                                                                  ----------     ----------
At December 31, 1997                                              89,152,540     $  120,870
                                                                  ==========     ==========


(a)      Common Share Options

At December 31, 1997, 2,937,500 common shares were reserved for issuance under options granted to directors, officers and management employees. These options expire as follows: 1999 - 100,000; 2001 - 10,000; 2003 - 20,000; 2004 - 10,000;
2005 - 725,000; 2006 - 720,000; 2007 - 1,352,500.

                                                                                   CDN $
                                                              SHARE OPTIONS      OPTION PRICE
                                                              -------------      ------------
At December 31, 1995                                            1,270,000      $ 1.45 to $ 2.78
   Granted in 1996                                                845,000      $ 1.83 to $ 3.05
   Exercised in 1996                                             (468,750)     $ 1.05 to $ 2.85
   Expired in 1996                                               (226,250)     $ 1.45 to $ 2.70
   Granted pursuant to Da Capo acquisition (notes 1 and 6)      1,120,000      $ 1.05 to $ 1.50
                                                                ---------
At December 31, 1996                                            2,540,000      $ 1.45 to $ 2.78
   Granted in 1997                                              1,402,500      $ 0.37 to $ 1.55
   Exercised in 1997                                             (100,000)     $           1.20
   Expired in 1997                                               (905,000)     $ 1.20 to $ 2.78
                                                                ---------
At December 31, 1997                                            2,937,500      $ 0.37 to $ 3.05
                                                                =========



(b)      Special Warrants

In 1996, a private placement of 9,699,800 special warrants was completed at a price of Cdn.$2.60 per unit for gross proceeds of Cdn.$25,219,480 ($18,505,367) and net proceeds of Cdn.$23,684,564 ($17,308,329). Each special warrant was exercisable into one common share and one half of one common share purchase warrant of the Corporation for no additional consideration. In 1996, the 9,699,800 special warrants were exercised and 9,699,800 common shares in the capital of the Corporation and 4,849,900 common share purchase warrants were issued to the holders of the special warrants. Each whole common share purchase warrant was exercisable into one common share of the Corporation at a price of Cdn.$3.00 per share until October 31, 1997. The purchase warrants expired in 1997.

(c)      Capital Reduction

At the March 30, 1995 extraordinary meeting, the shareholders of the Corporation approved a special resolution to reduce the capital of the Corporation. Under this resolution the share capital and contributed surplus were reduced by $53.1 million and $2.8 million, respectively, with a corresponding decrease to the accumulated deficit of approximately $56.0 million. The effect of this capital reduction was to eliminate the consolidated accumulated deficit of the Corporation as of December 31, 1994 after giving effect to the estimated costs of the amalgamation. This deficit was caused primarily by prior write-downs of mining assets.

9.      AMALGAMATION OF GRANGES INC. AND HYCROFT RESOURCES & DEVELOPMENT
        CORPORATION.

On March 30, 1995, the shareholders of Granges and its 50.5% owned subsidiary, Hycroft Resources & Development Corporation ("Hycroft Corporation"), approved the amalgamation of the two companies, effective May 1, 1995 under the name "Granges Inc." ("Amalco").

As Granges already controlled Hycroft Corporation, the amalgamation was treated in a manner similar to a pooling of interest. Accordingly, the 1995 results of Amalco represent the consolidated results of Granges for the four months ended April 30, 1995 and the consolidated results of Amalco for the eight months ended December 31, 1995, with all comparative figures being the consolidated results of Granges.

Of costs to carry out the amalgamation, $1.2 million has been treated as a capital transaction and charged directly to the deficit on the date of amalgamation.

10.      COMMITMENTS AND CONTINGENCIES

(a) The Company is committed to U.S. dollar payments under certain operating leases for mining equipment. Future payments under these leases in each of the next five years and in the aggregate are $1,054 in 1998, at which time the leases terminate. Letters of credit totalling $0.6 million (1996 - $0.9 million) have been provided as collateral under these mine equipment operating leases.

(b) As part of its gold hedging program, the Corporation enters into agreements with major financial institutions to deliver gold. As of December 31, 1997, the Corporation's hedging program consisted of:

         (i) forward sales contracts totalling 48,000 ounces where the Corporation is required to deliver gold at an average price of $360 per ounce;

         (ii) put option contracts totalling 194,000 ounces where the Corporation can require the financial institutions to buy gold at an average price of $334 per ounce;

         (iii) call option contracts totalling 176,000 ounces where the financial institutions can require the Corporation to sell gold at an average price of $345 per ounce; and

         (iv) call option contracts totalling 44,400 ounces where the Corporation can require the financial institutions to sell gold at an average price of $360.

         These options have various expiration dates up to December 2001. Subsequent to December 31, 1997 these hedges were liquidated (note 13).

(c) The Company is subject to contingent liabilities for legal proceedings occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that these contingencies will not materially affect the Corporation.

11.      RETIREMENT PLANS

The Corporation sponsors a qualified tax deferred savings plan in accordance with the provisions of Section 401(k) of the United States Internal Revenue Service code, which is available to permanent U.S. employees. The Corporation makes contributions of up to four percent of eligible employees' salaries. The Corporation's contribution in 1997 was $275,000 (1996 - $323,000; 1995 -
$113,000).

12.      GEOGRAPHIC AND SEGMENT INFORMATION

The Corporation operates in the gold mining industry in the United States, and has exploration and development properties in Latin America. Its major product is gold, and all gold revenues and operating costs are derived in the United States.

                                   1997          1996          1995
                                ---------     ---------     ---------
Gold revenues
   United States                $ 40,123      $ 34,847      $ 39,659
Operating (loss) profit (1)
   United States                $    (71)     $ (5,225)     $  3,264

---------------------------

(1) Includes gold revenues less mining operations, depreciation, depletion and amortization, provision for reclamation and closure costs, and operating leases.

                          1997         1996
                        --------     --------
Identifiable assets
   Canada               $  3,343     $ 12,348
   United States          41,555       59,672
   Latin America          34,130       51,296
                        --------     --------
                        $ 79,028     $123,316
                        ========     ========


13.      SUBSEQUENT EVENTS

Subsequent to December 31, 1997, the Corporation took steps to improve its cash flow in 1998 and liquidated its forward position in the gold futures market and temporarily reduced mining activities at the Hycroft mine.

The liquidation of the Corporation's gold forward position was completed in January 1998, and generated $9.5 million in cash. Waste-rock mining was then halted and in May 1998, the Company plans to suspend ore mining. Gold recovery and processing will continue from mined and inventoried ore in 1998.

As a result of these measures, the Corporation has amended its debt agreement (note 7) as follows. The Corporation has hedged 90,000 ounces at a gold price of no less than $282 per ounce to ensure a satisfactory cash margin. The repayment terms have been amended and call for the Corporation to completely retire the debt during 1998. In January, the Corporation paid $4.5 million and reduced the $13.0 million debt to $8.5 million.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The significant differences between GAAP in Canada and in the United States are as follows:

(a) Under Canadian corporate law, the Corporation underwent a capital reduction in connection with the amalgamation of Granges and Hycroft Corporation whereby share capital and contributed surplus were reduced to eliminate the consolidated accumulated deficit of Granges as of December 31, 1994, after giving effect to the estimated costs of the amalgamation. Under United States corporate law, no such transaction is available and accordingly is not allowed under U.S. GAAP.

(b) Under Canadian GAAP, the amalgamation of Granges and Hycroft Corporation was treated in a manner similar to a pooling of interests. Under U.S. GAAP, the amalgamation does not meet the conditions for pooling of interests. Accordingly, the transaction is treated as a purchase under

         U.S. GAAP, with the excess of purchase price over the net book value of Hycroft Corporation's net assets allocated to mineral properties.

(c) In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective for fiscal years beginning after December 15, 1995. SFAS No. 121 requires that long-lived assets and associated intangibles be written down to their fair values whenever an impairment review indicates that the carrying value cannot be recovered on an undiscounted cash flow basis. In 1996, under U.S. GAAP, the carrying value of the Hycroft mine, including the excess of proceeds over the net book value from (b) above, did not exceed the undiscounted cash flow. Accordingly, the Hycroft mine carrying value was written down to fair value using the discounted cash flow method following U.S. GAAP.

(d)      In 1997, the carrying values of certain long-lived assets discussed in note 3 exceeded their respective undiscounted cash flows. Following Canadian GAAP, the carrying values were written down using the undiscounted cash flow method. Under U.S. GAAP, as discussed in (c) above, the carrying values were written down to their fair values using the discounted cash flow method, giving rise to a difference in the amounts written down.

         Amortization of the remaining carrying values in subsequent periods following Canadian GAAP must be reduced to reflect the difference in the amounts written down following U.S. GAAP.

(e) In 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. This standard established a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. Management elected the disclosure option under the standard and therefore, adoption does not give rise to any U.S./Canadian GAAP differences in either the balance sheet or income statement.

(f) Under Canadian GAAP, corporate income taxes are accounted for using the deferral method of income tax allocation. Under U.S. GAAP, corporate income taxes are accounted for using the liability method of income tax allocation. The Corporation has recorded no tax expense under either Canadian or U.S. GAAP due to cumulative net losses incurred by the Corporation. Additionally, any deferred tax assets resulting from cumulative net losses under U.S. GAAP would be offset by a valuation allowance.

With regard to the purchase of Da Capo, under U.S. GAAP, the excess of purchase price over net book value acquired would be tax affected giving rise to a credit to deferred income taxes and a debit to mineral properties. This would result in a corresponding reduction in the valuation allowance with the resulting credit being allocated against mineral properties.

The significant differences in the consolidated statements of earnings and deficit relative to U.S. GAAP were as follows:

                                                                        YEAR ENDED DECEMBER 31
                                                               ---------------------------------------
                                                                  1997           1996           1995
                                                               ---------      ---------      ---------
Net earnings (loss) - Canadian GAAP                            $ (54,019)     $ (11,826)     $   2,159
Depletion and impairment of mineral properties (b),(c),(d)       (18,492)       (23,269)        (2,658)
Amortization reduction (d)                                           964             --             --
Other items                                                         (170)          (209)
                                                               ---------      ---------      ---------
Net loss - U.S. GAAP                                             (71,547)       (35,265)          (708)
Deficit, beginning of year - U.S. GAAP                           (89,957)       (54,692)       (53,984)
                                                               ---------      ---------      ---------
Deficit, end of year - U.S. GAAP                               $(161,504)     $ (89,957)     $ (54,692)
                                                               =========      =========      =========
Basic and diluted loss per share - U.S. GAAP                   $   (0.80)     $   (0.62)     $   (0.02)
                                                               ---------      ---------      ---------

The significant differences in the balance sheet as at December 31, 1997 relative to U.S. GAAP were:

                                                        PER CDN.       CDN./U.S.      PER U.S.
                                                          GAAP           ADJ.            GAAP
                                                        ---------      ---------      ---------
Current assets                                          $  19,148      $      --      $  19,148
Property, plant and equipment (d)                          59,880        (17,528)        42,352
                                                        ---------      ---------      ---------
                                                        $  79,028      $ (17,528)     $  61,500
                                                        =========      =========      =========
Current liabilities                                     $  19,386      $      --      $  19,386
                                                                                      ---------
Provision for reclamation and future closure costs          4,568             --          4,568
                                                        ---------      ---------      ---------
                                                           23,954             --         23,954
Common shares (a), (b)                                    120,870         76,754        197,624
Contributed surplus (a)                                        --          2,786          2,786
Retained deficit (a), (b), (c), (d)                       (64,436)       (97,068)      (161,504)
Currency translation adjustment                            (1,360)            --         (1,360)
                                                        ---------      ---------      ---------
                                                        $  79,028      $ (17,528)     $  61,500
                                                        =========      =========      =========

Cash flows for the Corporation under Canadian GAAP are presented in the consolidated statement of changes in cash resources. Under Canadian GAAP all financing and investment activities are presented on the face of the statement. Under U.S. GAAP only cash transactions are presented, with non-cash transactions disclosed separately. The purchase of Da Capo (note 1) was a non-cash transaction. Accordingly, under U.S. GAAP, the non-cash portion ($48,730,000) of the acquisition of, and issue of shares for, Da Capo would not be included in the statement. The 1995 gain on the sale of the Corporation's base metal properties was a non-cash transaction. Accordingly, under U.S. GAAP, the proceeds from the sale of mineral properties and marketable securities and the purchase of investments would both be reduced by $4,921,000, the value of the non-cash transaction.

Supplemental Disclosures of Cash Flow Information

                                      1997     1996     1995
------------------------------        ----     ----     ----
Cash paid during the year for:
Interest                              $674     $ --     $149
Income taxes                            91       --      193

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", effective for financial statements for periods ending after December 15, 1997. The Statement requires dual presentation of basic and diluted earnings per share on the face of the income statement. The Corporation adopted the Statement effective December 31, 1997, for U.S. GAAP reporting.


ITEM 18. FINANCIAL STATEMENTS.

The registrant has elected to provide financial statements and related information specified in Item 17 in lieu of Item 18.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

A.       CONSOLIDATED FINANCIAL STATEMENTS OF VISTA GOLD CORP.

         The following consolidated financial statements of Vista Gold and its subsidiaries are included in Item 17:

                  Independent Auditor's Report dated March 18, 1998.

                  Consolidated Statements of Earnings (Loss) - Years ended December 31, 1997, 1996 and 1995.

                  Consolidated Statements of Retained Earnings (Deficit) - Years ended December 31, 1997, 1996 and 1995.

                  Consolidated Balance Sheets - at December 31, 1997 and 1996.

                  Consolidated Statements of Cash Flows - Years ended December 31, 1997, 1996 and 1995.

                  Notes to Consolidated Financial Statements.


B.       FINANCIAL STATEMENT SCHEDULES

         All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

C.       EXHIBITS





          1. Amendments or modifications, not previously filed, to all exhibits previously filed:

                    1.01 Amendment No. 1 dated as of September 30, 1997 between The Bank of Nova Scotia and Hycroft Inc. with respect to the Credit Agreement (the "Hycroft Credit Agreement") dated as of February 20, 1997 between The Bank of Nova Scotia and Hycroft Inc.

                    1.02 Consent letter dated February 4, 1998 from The Bank of Nova Scotia to Hycroft Inc. with respect to the Hycroft Credit Agreement.

          2. Contracts and other documents executed or in effect during the 1997 fiscal year and not previously filed:

                    2.01      Articles of Continuation of Vista Gold.

          3.        Lists or diagrams requested by the Commission: None.

          4. Documents incorporated by reference herein (to the extent specifically referenced):

                    4.01 Management Information and Proxy Circular for the Annual General Meeting of Vista Gold held on May 11, 1998, filed with the Securities and Exchange Commission under cover of Form 6-K concurrently with the filing of this report.

                                      OTHER

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          VISTA GOLD CORP.


Date:    March 30, 1998                   /s/ MICHAEL B. RICHINGS
                                          -----------------------------
                                          Michael B. Richings
                                          President and Chief Executive Officer